

Shun Tak Holdings Limited
Penthouse 39/F., West Tower, Shun Tak Centre,
200 Connaught Road,
Central, Hong Kong.
Tel: 2859 3111 Fax: 2857 7181

21st December 2004



Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3–4)
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

Dear Sirs,

Re : Shun Tak Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-3357

Pursuant to Rule 12g3-2(b) (iii), and on behalf of Shun Tak Holdings Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company request for exemption under Rule 12g3-2(b), which was established on 10th September 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact our Mr. Aaron Cheung at (852) 2859 3350 if you have any queries.

Thank you for your attention.

Yours faithfully,
For and on behalf of
SHUN TAK HOLDINGS LIMITED

Daisy Ho
Director

File No. 82-3357

Annex A to Letter to the SEC
dated 21 December 2004 of
Shun Tak Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on September 10, 1992:

Description of Document	Check if Enclosed
Title: _____ Annual Report, Audited Accounts and Auditors' Report Date: as of ________________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	__
Title: Half Yearly Report and Preliminary Announcement Date: as of ________________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	__
Title: Notification of Changes in Officers (Directors, Secretaries and Auditors) Date: ________________	__
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong	__
Title: Notification of Change in Registered Office Date: ________________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong	__

Title: Notification of Changes in Rights attaching to Securities
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong ___

Title: Notifications of Material Events to Keep Market Fully Informed
Date: ________________ ___
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of "Notifiable Transactions"
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Meetings of Board of Directors at which:
(i) a dividend is declared; or
(ii) a recommendation to do so is made; or
(iii) any announcement relating to profits or losses is to be approved for publication
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Reasons for Allotment of Shares
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Repurchases of Company's Shares
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Circular Sent to Shareholders
Date: 17 December 2004
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) X

Title: Notification of Winding Up Proceedings (or Similar Actions)
Date: ____________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Annual General Meetings
Date: ____________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of When Shares Held by Public Fall Below Prescribed Percentage (25%)
Date: ____________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Filing of Annual Return
Date: ____________
Entity requiring item: Companies Registry under Companies Ordinance of Hong Kong ___

Title: Prospectus
Date: ____________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong ___

Title: Notification of All Special Resolutions Passed (i.e., resolutions of members requiring approval of 75% of votes cast at a general meeting)
Date: ____________
Entity requiring item: Companies Registry under Companies Ordinance of Hong Kong ___

Title: Notification of All Changes to Memorandum and Articles of Association
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong ___

Title: Notification of Board Approvals for:
(i) decision to make or recommend declaration of distribution to security holders;
(ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected
(iii) preliminary announcements of profits or losses;
(iv) proposed changes to capital structure, including redemption of securities;
(v) changes to general character of nature of business
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Issue of Securities under Authority of General Mandate (i.e., Placements)
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Individual substantial shareholder notices
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to the securities (Disclosure of Interest) Ordinance) ___

Title: Corporate substantial shareholder notices
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to the securities (Disclosure of Interest) Ordinance) ___

Other:

Title:

Date: ________________

Entity requiring item:

IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shun Tak Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Company.


SHUN TAK

SHUN TAK HOLDINGS LIMITED
信德集團有限公司

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 242)

Financial adviser to Shun Tak Holdings Limited



PLATINUM
Securities

DISCLOSEABLE AND CONNECTED TRANSACTION: THE ACQUISITION INVOLVING THE ISSUE OF NEW SHARES, CONTINUING CONNECTED TRANSACTIONS: THE PROPOSED LEASE ARRANGEMENT AND THE STDM TRANSACTIONS

Independent financial adviser to the Independent Board Committee and the Independent Shareholders


COMMERZBANK

Commerzbank AG Hong Kong Branch

A letter from the Board is set out on pages 6 to 21 of this circular. A letter from the Independent Board Committee is set out on pages 22 to 23 of this circular. A letter from Commerzbank containing its advice and recommendations to the Independent Board Committee and the Independent Shareholders is set out on pages 24 to 45 of this circular.

A notice convening the EGM to be held at the Golden Restaurant, Macau Jockey Club (HK) Club House, 1st Floor, China Merchants Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on 6 January 2005 at 3:00 p.m. is set out on pages 59 to 61 of this circular. Whether or not you are able to attend the EGM, please complete and return to the registered office of the Company at Penthouse, 39th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event by no later than 48 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting should you so wish.

17 December 2004

CONTENTS

Page

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

"Acquisition"	the acquisition of the Sale Shares by Pat Soi from Sai Wu in accordance with the terms and conditions of the SPA
"Alpha Davis"	Alpha Davis Investments Limited, a company incorporated in the British Virgin Islands, owned as to 47% by Dr. Ho and 53% by a company jointly held by Ms. Pansy Ho, Ms. Daisy Ho and Ms. Maisy Ho, which has been nominated by Sai Wu to receive the Consideration Shares
"associate"	has the meaning ascribed to it under the Listing Rules
"Board"	board of Directors
"Casino"	subject to obtaining the Gaming Approval, the casino to be operated by SJM on the Leased Premises at the Development Complex as described in the Confirmation Letter
"Commerzbank"	Commerzbank AG, acting through its Hong Kong branch, an authorised institution registered with the Hong Kong Monetary Authority licensed to carry out types 1, 4 and 6 regulated activities (as set out in Schedule 5 of the SFO), and appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Acquisition, the Proposed Lease Arrangement and the annual cap, and the STDM Transactions and the annual caps
"Commission"	the commission payable by STCTS to STDM under the Sales Agency Arrangement pursuant to the STDM Agency Agreement for acting as its exclusive agent for the sale of ferry tickets at the Macau Wharf and as a non-exclusive agent for the sale of ferry tickets at directly operated ticketing counters in the rest of Macau
"Company"	Shun Tak Holdings Limited, a company incorporated in Hong Kong, the Shares of which are listed on the Stock Exchange
"Confirmation Letter"	a legally binding letter of confirmation dated 24 November 2004 from SJM to Goldman HK (counter-signed by Goldman HK), confirming that, subject to obtaining the Gaming Approval, SJM will enter into the Proposed Lease Agreement with Goldman HK
"connected person"	has the meaning ascribed to it under the Listing Rules

"Consideration Shares"	148,883,374 new Shares in the capital of the Company to be issued to Alpha Davis as part of the consideration for the Acquisition as approved in the EGM
"Development Complex"	the development at the Property which will have a gross floor area of not less than 2,700,000 square feet upon completion
"Director(s)"	the director(s) of the Company
"Discount"	the discount granted by STCTS to STDM under the STDM Ticket Purchases Arrangement pursuant to the STDM Agency Agreement on ferry tickets purchased by STDM for its own account
"Dr. Ho"	Dr. Stanley Ho, a substantial Shareholder and the Chairman of the Company
"EGM"	the extraordinary general meeting of the Company to be convened for the purpose of considering and if thought fit, approving the Acquisition (including the allotment and issue of the Consideration Shares), the Proposed Lease Arrangement and the annual cap and the STDM Transactions and the annual caps, notice of which is set out on pages 59 to 61 of this circular
"Gaming Approval"	the approval from the Gaming Inspection and Coordination Bureau of Macau
"Goldman HK"	Goldman (Hong Kong) Limited, an investment holding company incorporated in Hong Kong and wholly owned by the Company
"Group"	the Company together with its subsidiaries
"HK$"	Hong Kong dollars, the legal currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent committee of the Board comprising Sir Roger Lobo, Mr. Robert Kwan and Mr. Norman Ho, being the independent non-executive Directors, who have been appointed to advise the Independent Shareholders in relation to the Acquisition, the Proposed Lease Arrangement and the annual cap, and the STDM Transactions and the annual caps

"Independent Shareholders"	the Shareholders other than Dr. Ho, Ms. Pansy Ho, Ms. Daisy Ho, Ms. Maisy Ho, STDM and Shun Tak Shipping Company, Limited and their respective associates, and any other connected person (if any) with a material interest and any Shareholder who has a material interest (and its associates) in the Acquisition, and/or the Proposed Lease Arrangement and/or the STDM Transactions, as applicable
"Issue Price"	approximately HK$5.04 per Consideration Share, which is equal to the average closing price per Share for the 10 trading days immediately prior to the suspension of trading of the Shares on the Stock Exchange on 4 November 2004
"Land Companies"	the companies that will immediately before and at the time of completion be the exclusive beneficiaries of the Land Development Right and will be the registered, legal and beneficial owners of the property sites or lots which together constitute the Property
"Land Development Right"	all land concessions, licences, permissions and authorisations granted by the government of Macau and any other applicable regulatory authorities required to permit a total developable gross floor area of not less than 2,700,000 square feet and a mixed-use development at the Property
"Latest Practicable Date"	16 December 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information herein
"Leased Premises"	an area of approximately 20,000 square meters at the Development Complex to be leased to SJM, subject to obtaining the Gaming Approval, for the operation of the Casino
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Macau"	the Macao Special Administrative Region of the PRC
"Macau Wharf"	the outer harbour terminal in Macau
"MOP"	Macau Patacas, the legal currency of Macau
"MOU"	the legally binding memorandum of understanding entered into by the Company and Sai Wu dated 5 November 2004 in relation to the Acquisition
"Pat Soi"	Pat Soi, Limitada, a company incorporated in Macau and a wholly-owned subsidiary of the Company

"PRC"	People's Republic of China
"Property"	together the four property sites in Macau, referred to as Nape Lots D2, D3, D4 and D5, with a gross site area (including roads) of 39,800 square meters or such gross site area as is specified on the land concession title (whichever is the greater), which are generally bounded by Avenida Dr Sun Yat Sen on the north, and a promenade on the south and adjacent to the Macau Tower in Nam Van, Macau
"Proposed Lease Agreement"	subject to obtaining the Gaming Approval, the proposed lease agreement to be entered into by Goldman HK and SJM incorporating the terms of the Confirmation Letter and other terms commonly found in a lease agreement in Macau
"Proposed Lease Arrangement"	the arrangement on the terms and conditions of the Confirmation Letter whereby, subject to obtaining the Gaming Approval, Goldman HK agrees to lease to SJM approximately 20,000 square meters of floor space for the operation of the Casino on the Leased Premises at the Development Complex with not less than 180 gaming tables, the terms and conditions of which will be set out in the Proposed Lease Agreement
"SAA Amendment"	the amendment agreement entered into by STCTS and STDM on 14 December 2004 amending the STDM Agency Agreement
"Sai Wu"	Sai Wu Investimento Limitada, an investment holding company incorporated in Macau, owned as to 60% by Dr. Ho and 40% by independent third parties
"Sale Shares"	the entire issued share capital of each of the Land Companies
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	share(s) of HK$0.25 each in the share capital of the Company
"Shareholder(s)"	the shareholder(s) of the Company
"SJM"	Sociedade de Jogos de Macau, S.A., a company incorporated under the laws of Macau, which is one of three gaming concessionaires which has been granted a concession by the Macau Government to operate casinos in Macau. It is a majority-owned subsidiary of STDM
"SJM Concession"	the concession granted by the Macau Government to SJM to operate casinos in Macau from 1 April 2002 to 31 March 2020

"SPA"	the sale and purchase agreement entered into by (1) Pat Soi, (2) Sai Wu, (3) the Company, and (4) Dr. Ho in relation to the sale and acquisition of the Sale Shares dated 11 November 2004
"STCTS"	Shun Tak - China Travel Shipping Investments Limited, a company incorporated in the British Virgin Islands and a subsidiary of the Group, which is owned as to 71% by the Group and 29% by a wholly-owned subsidiary of China Travel International Investment Hong Kong Limited, a company listed on the Stock Exchange
"STCTS Group"	STCTS and its subsidiaries
"STDM"	Sociedade de Turismo e Diversões de Macau, S.A.R.L., a company incorporated under the laws of Macau, a substantial Shareholder and a connected person of the Company and is the majority shareholder of SJM
"STDM Agency Agreement"	the agency agreement entered into between STCTS and STDM dated 3 June 1999, as amended on 29 April 2002 and as amended on 14 December 2004 by the SAA Amendment
"STDM Sales Agency Arrangement"	the arrangement pursuant to the STDM Agency Agreement for STDM to act as the exclusive agent of STCTS for the sale of ferry tickets at the Macau Wharf and as a non-exclusive agent for the sale of ferry tickets at directly operated ticketing counters in the rest of Macau
"STDM Ticket Purchases"	the purchase of ferry tickets by STDM from the STCTS Group for STDM's own account
"STDM Ticket Purchases Arrangement"	the arrangement of the STDM Ticket Purchases, subject to the Discount, pursuant to the STDM Agency Agreement
"STDM Transactions"	the STDM Sales Agency Arrangement and the STDM Ticket Purchases Arrangement pursuant to the STDM Agency Agreement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Term"	the period of 36 months commencing 1 January 2005
"Waiver"	the waiver from strict compliance by the Company with the disclosure requirements of Rules 14.25 and 14.26 of the previous Listing Rules (prior to the amendments which came into effect on 31 March 2004) in connection with the STDM Sales Agency Arrangement and the STDM Ticket Purchases Arrangement under the STDM Agency Agreement as granted by the Stock Exchange on 29 April 2002
"%"	per cent.



SHUN TAK HOLDINGS LIMITED
信德集團有限公司

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

Directors:
Dr. Stanley Ho *(Group Executive Chairman)*
Sir Roger Lobo**
Mr. Robert Kwan**
Mr. Norman Ho**
Dato' Dr. Cheng Yu Tung*
Mrs. Mok Ho Yuen Wing, Louise*
Ms. Pansy Ho *(Managing Director)*
Ms. Daisy Ho *(Deputy Managing Director)*
Dr. Ambrose So
Mr. Patrick Huen
Mr. Andrew Tse
Mr. Anthony Chan
Ms. Maisy Ho
Mr. David Shum

* *Non-executive Directors*
** *Independent non-executive Directors*

Registered office:
Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

17 December 2004

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION: THE ACQUISITION INVOLVING THE ISSUE OF NEW SHARES, CONTINUING CONNECTED TRANSACTIONS: THE PROPOSED LEASE ARRANGEMENT AND THE STDM TRANSACTIONS

INTRODUCTION

On 11 November 2004, the Company announced that, Pat Soi, a wholly-owned subsidiary of the Company, and the Company as guarantor of Pat Soi, had entered into the SPA with Sai Wu and Dr. Ho as guarantor of Sai Wu. Pursuant to the SPA, Pat Soi has conditionally agreed to purchase, and Sai Wu has conditionally agreed to sell or procure the sale of, the entire issued share capital of each of the Land Companies that will immediately before and at the time of completion of the Acquisition hold the Land Development Right in respect of the Property. The consideration for the Acquisition is

HK$1,500 million which will be satisfied as to HK$750 million in cash and as to the balance by the issuance of the Consideration Shares at the Issue Price to Alpha Davis, a company nominated by Sai Wu, Alpha Davis is owned as to 47% by Dr. Ho and 53% by a company jointly held by Ms. Pansy Ho, Ms. Daisy Ho and Ms. Maisy Ho.

On 25 November 2004, the Company announced that, Goldman HK, a wholly-owned subsidiary of the Company, received a legally binding Confirmation Letter from SJM (which has been counter-signed by Goldman HK) on 24 November 2004, confirming that subject to obtaining the Gaming Approval, SJM will lease the Leased Premises comprising approximately 20,000 square meters at the Development Complex for the operation of the Casino thereon with not less than 180 gaming tables. According to the Confirmation Letter, and subject to the terms of the Proposed Lease Agreement, the term of the lease will be for a period from the commencement of business of the Development Complex, which is expected to be in 2007, to the expiry of the SJM Concession on 31 March 2020. SJM will pay monthly rental (inclusive of property management, casino marketing and utility charges/expenses) to Goldman HK for the Casino on the Leased Premises in an aggregate amount equivalent to: (i) 40% of the gross monthly revenue of the Casino generated in respect of the first 60 gaming tables; and (ii) such percentage, being not less than 30%, to be further agreed between Goldman HK and SJM, of the gross monthly revenue generated from the remaining gaming tables at the Casino.

On 16 December 2004, the Company announced that STDM and STCTS, a non wholly-owned subsidiary of the Company, signed the SAA Amendment on 14 December 2004 to continue the STDM Transactions, which will take effect on 1 January 2005.

The STDM Transactions under the STDM Agency Agreement were subject to the Waiver from strict compliance with the requirements of the Listing Rules granted to the Company by the Stock Exchange in 2002. The Waiver will expire on 31 December 2004.

Under the Listing Rules, the Acquisition constitutes a discloseable and connected transaction of the Company while the Proposed Lease Arrangement and the STDM Transactions constitute continuing connected transactions of the Company. For further details, please refer to the section headed "Discloseable and connected transaction, and continuing connected transactions" as set out in this letter from the Board. In accordance with the Listing Rules, the Acquisition, the Proposed Lease Arrangement and the annual cap, and the STDM Transactions and the annual caps are all subject to approval by the Independent Shareholders.

The Independent Board Committee has been formed to advise the Independent Shareholders in respect of the Acquisition, the Proposed Lease Arrangement and the annual cap, and the STDM Transactions and the annual caps. Commerzbank has been appointed to advise the Independent Board Committee and the Independent Shareholders in this regard.

The purpose of this circular is to provide you with: (i) further details of the Acquisition, the Confirmation Letter and the Proposed Lease Arrangement, and the STDM Transactions; (ii) the advice and recommendations of the Independent Board Committee to the Independent Shareholders on the Acquisition, the Proposed Lease Arrangement and the annual cap, and the STDM Transactions and the annual caps; (iii) the advice and recommendations from Commerzbank to the Independent Board Committee and the Independent Shareholders on the Acquisition, the Proposed Lease Arrangement and the annual cap, and the STDM Transactions and the annual caps; and (iv) the notice of the EGM at which ordinary resolutions will be proposed to consider and, if thought fit, approve the Acquisition (including the allotment and issuance of the Consideration Shares), the Proposed Lease Arrangement and the annual cap, and the STDM Transactions and the annual caps.

THE ACQUISITION

Date of the SPA

11 November 2004

Parties to the SPA

Seller:	Sai Wu
Seller's guarantor:	Dr. Ho
Buyer:	Pat Soi
Buyer's guarantor:	the Company

Description of the Acquisition

Pat Soi has conditionally agreed to acquire from Sai Wu the Sale Shares, which comprise the entire issued share capital of each of the Land Companies which will immediately before and at the time of completion of the Acquisition, hold the Land Development Right in respect of the Property. The Property is a property site adjoining the Macau Tower site in Nam Van, Macau with a total gross site area (including roads) of approximately 39,800 square meters (approximately 428,410 square feet). At the time of completion of the Acquisition, the Property will have a total developable gross floor area of not less than 2,700,000 square feet to be used for mixed-use property development.

It is the initial intention of the Directors, subject to finalisation on completion of the Acquisition, that the developable gross floor area of the Property will comprise approximately 500,000 square feet for hotel purposes; approximately 500,000 square feet for retail purposes; approximately 500,000 square feet for office and commercial purposes; and the remaining area, being not less than 1 million square feet for residential purposes. On completion of the Acquisition, the Land Development Right will be vested in the Land Companies. A plan will be submitted to the Macau Government for approval of the development of the Property. Subject to market conditions, the Property is expected to be fully developed by the end of 2009.

Consideration for the Acquisition

The consideration for the Acquisition is HK$1,500 million, payable on completion of the Acquisition, and will be satisfied as to HK$750 million in cash from the internal financial resources of the Company and as to the balance by the issue to Alpha Davis of the Consideration Shares.

The Consideration Shares constitute approximately 7.2% of the issued share capital and 6.7% of the enlarged issued share capital of the Company following the issuance of the Consideration Shares. The Consideration Shares will be allotted and issued under a specific mandate to be approved together with the Acquisition at the EGM. The Issue Price of approximately HK$5.04 represents:

(i) no premium or discount to the 10-day average closing price of the Shares of HK$5.04 prior to the suspension of trading of the Shares on 4 November 2004;

(ii) a discount of approximately 11.5% to the 10-day average closing price of the Shares of HK$5.695 immediately before signing of the SPA on 11 November 2004;

(iii) a discount of 16.0% to the last price traded of the Shares of HK$6.00 immediately before the suspension on 4 November 2004;

(iv) a discount of 20.0% to the last price traded of the Shares of HK$6.30 immediately before signing of the SPA on 11 November 2004;

(v) a discount of approximately 38.2% to the last price traded of the Shares of HK$8.15 as at the Latest Practicable Date; and

(vi) a premium of approximately 50.9% to the net tangible asset value per Share of approximately HK$3.34 as at 30 June 2004.

Application will be made to the Stock Exchange prior to completion of the Acquisition for the listing of, and permission to deal in, the Consideration Shares. The Acquisition (including the allotment and issuance of the Consideration Shares) is subject to approval by the Independent Shareholders at the EGM.

Alpha Davis is an investment holding company nominated by Sai Wu in the SPA to receive the Consideration Shares, and is owned as to 47% by Dr. Ho and 53% by a company jointly held by Ms. Pansy Ho, Ms. Daisy Ho and Ms. Maisy Ho.

As at the Latest Practicable Date, the combined holding of the concert party group that controls the Company (which comprises Dr. Ho and his immediate family members, Shun Tak Shipping Company, Limited and STDM as associates of Dr. Ho) is approximately 53.1%. As a result of the issuance of the Consideration Shares to Alpha Davis, the combined holding of the concert party group will increase to approximately 56.3%. The Acquisition will not result in a change in control of the Company. The change in shareholding in the Company upon completion of the Acquisition is as follows:

	Issued Shares as at the Latest Practicable Date		**Issued Shares upon completion of the Acquisition**	
	Number of Shares	*Approximate % of the issued Shares*	*Number of Shares*	*Approximate % of the issued Shares*
Alpha Davis	—	—	148,883,374	6.68%
Dr. Ho and family	533,129,993	25.63%	533,129,993	23.92%
Shun Tak Shipping Company, Limited	308,057,215	14.81%	308,057,215	13.82%
STDM	263,667,107	12.68%	263,667,107	11.83%
Directors (excluding Dr. Ho and family)	25,319,849	1.22%	25,319,849	1.14%
Public	949,852,076	45.66%	949,852,076	42.61%
Total issued Shares	2,080,026,240	100.00%	2,228,909,614	100.00%

The Property was valued at HK$1,620 million as at 2 November 2004 by an independent property valuer, Chesterton Petty Limited. The Acquisition price was determined after negotiations on an arm's length basis and represents a discount of approximately 7.4% to the valuation under the valuation report. The original cost of the Property to Sai Wu was HK$1,350 million. Any land premium or other costs and obligations, similar charges or tax payable in respect of the Property will be borne exclusively by Sai Wu.

Completion of the Acquisition

Completion of the Acquisition will take place on the next business day after the date on which the last of the conditions precedent set out in the SPA is satisfied and/or waived or such other date as Pat Soi, Sai Wu and the Company may agree.

Conditions to the Acquisition

Completion of the Acquisition is conditional on:

(a) the approval by the Independent Shareholders of the Acquisition and the issue of the Consideration Shares at the EGM;

(b) the grant of listing of, and permission to deal in, the Consideration Shares on the Stock Exchange;

(c) Sai Wu having procured, to the satisfaction of Pat Soi and the Company, and for the exclusive benefit of the Land Companies, the Land Development Right; and

(d) the obtaining of any other requisite consent, approval, authority or license from any relevant governmental or quasi-governmental or official body in Hong Kong or Macau or the British Virgin Islands in respect of the SPA and any of the matters contemplated by it.

In the event that the above conditions, except for conditions (a) and (b) which will not be waived, are not satisfied or waived in writing by Pat Soi, Sai Wu and the Company on or before six months from the date of the SPA, or such other date as Pat Soi, Sai Wu and the Company may agree in writing, the SPA will terminate.

General nature of the Acquisition

Subject to the satisfaction of the conditions to the SPA, Sai Wu will sell and transfer to Pat Soi the entire issued share capital of each of the Land Companies that will immediately before and at the time of completion of the Acquisition hold the Land Development Right in respect of the Property.

The Company has agreed to guarantee the obligations and liabilities of Pat Soi and Dr. Ho has agreed to guarantee the obligations and liabilities of Sai Wu.

FINANCIAL IMPACT OF THE ACQUISITION

Upon completion of the Acquisition, the accounts of the Land Companies will be consolidated into those of the Group. The assets of the Land Companies upon completion of the Acquisition will comprise only the Property.

The consideration of HK$1,500 million for the Acquisition will be satisfied as to HK$750 million in cash and as to the balance of HK$750 million by the issuance of the Consideration Shares at the Issue Price to Alpha Davis. As at 30 June 2004, the Group had a balance of time deposits, cash and bank balances of approximately HK$3,158 million. As at 30 June 2004, the Group had a net asset value of approximately HK$6,749 million. Upon payment of the cash consideration of HK$750 million and the issuance of the Consideration Shares at the Issue Price, and in recognition of the acquisition cost of the Property by the Company at HK$1,500 million, the net asset value of the Group will increase by HK$750 million. Upon completion of the Acquisition, the net asset value per Share will increase to approximately HK$3.36 based on the enlarged issued share capital of 2,228,909,614. The Acquisition will not have any impact on the income statement of the Group.

REASONS FOR THE ACQUISITION

The Directors believe that the Property will add to the land bank of the Company and will provide a prime site for property development in Macau. The Acquisition enables the Company to secure the Property for future development. The development plans for the Property are for the construction of the Development Complex with hotel, office, commercial, retail and residential premises as well as various ancillary recreational and carparking facilities.

The Directors (including the independent non-executive Directors) are of the opinion that the Acquisition is in the ordinary and usual course of business of the Group, on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

THE CONFIRMATION LETTER AND THE PROPOSED LEASE ARRANGEMENT

Date of the Confirmation Letter

24 November 2004

Parties to the Confirmation Letter

Issuer:	SJM
Recipient (counter-signed):	Goldman HK

Details of the Confirmation Letter

Goldman HK, a wholly-owned subsidiary of the Company, received the Confirmation Letter from SJM, counter-signed by Goldman HK, confirming that, subject to obtaining the Gaming Approval, SJM will enter into the Proposed Lease Arrangement with Goldman HK in accordance with the terms and conditions as set out in the Confirmation Letter. The terms of the Confirmation Letter were agreed following arm's length negotiations.

Details of the Proposed Lease Arrangement

Subject to obtaining the Gaming Approval, Goldman HK will enter into the Proposed Lease Arrangement with SJM, whereby SJM will lease approximately 20,000 square meters at the Development Complex for the operation of the Casino on the Leased Premises with not less than 180 gaming tables in accordance with the following terms:

Duration of the Proposed Lease Arrangement

The term of the lease for the Leased Premises, on which the Casino will be situated, will be for a period from the commencement of business of the Development Complex, which is expected to be in 2007, to the expiry of the SJM Concession on 31 March 2020. It is necessary for the term of the lease for the Leased Premises to exceed three years since it is quite uncommon for successful casinos, once established, to move premises every few years. In accordance with Rule 14A.35(1) of the Listing Rules, Commerzbank has been appointed to opine as to whether the duration of the Proposed Lease

Arrangement, which exceeds three years, constitutes a special circumstance under Rule 14A.35(1) of the Listing Rules; is required for the nature of this transaction; and whether it is normal business practice to enter into contracts of this type to be of such duration. Such opinion is included in the letter from Commerzbank as set out in this circular.

Monthly rental under the Proposed Lease Arrangement

Following commercial and arm's length negotiations, SJM will pay monthly rental (inclusive of property management, casino marketing and utility charges/expenses) to Goldman HK in an aggregate amount equivalent to: (i) 40% of the gross monthly revenue of the Casino generated in respect of the first 60 gaming tables; and (ii) such percentage, being not less than 30%, to be further agreed between Goldman HK and SJM, of the gross monthly revenue generated from the remaining gaming tables at the Casino.

Annual cap of the Proposed Lease Arrangement

There are a number of factors which will impact upon the anticipated revenue of the Casino, and therefore the rental income of the Leased Premises under the Proposed Lease Arrangement. However, the impact of such factors cannot be reliably or meaningfully ascertained, thereby rendering any projection of the anticipated rental income of the Leased Premises similarly unreliable and not meaningful. Major factors include (but are not limited to):

(i) the difficulty in meaningfully forecasting the number of additional casinos and gaming tables in operation in Macau in 2007 when the Casino is expected to open. Also, the gaming industry in Macau will have been transformed as a result of the three gaming concessions and it is difficult, therefore, to draw upon the historical basis of the gaming industry in Macau;

(ii) if, as anticipated, Macau will be transformed into the "Las Vegas of Asia", it is difficult to meaningfully estimate the expected number of tourists who may be drawn to the new attractions in Macau;

(iii) Macau has experienced a major influx of PRC visitors as a result of the Individual Visa Scheme but the number of provinces that will be participating in this scheme by 2007 cannot be ascertained. Therefore, the number of PRC tourist arrivals and its impact on all entertainment and gaming revenues generally in Macau (including the Casino) cannot be meaningfully estimated; and

(iv) gaming is highly sensitive to economic conditions and it is not possible to meaningfully forecast economic conditions in 2007 in those regions relevant to Macau tourism.

In summary, the Company is of the view that there are many factors which, singly and collectively, operate to distort projections of the anticipated revenues of the Casino starting in 2007, thereby rendering any such projection to be unreliable.

In light of the above, the Company has considered other alternatives to determine an annual cap for the Proposed Lease Arrangement including obtaining an expert opinion. However, the Company remains of the view that this may still be unreliable and not meaningful since: (i) under the 3 new gaming concessions, Macau will be a totally new market in Asia in relation to which comparisons to Las Vegas or Atlantic City may not be applicable; and (ii) any expert would be similarly subject to the above factors of uncertainty in providing an opinion.

Instead the Company has set an annual cap of HK$1,287,811,500, for the duration of the lease from the commencement of business of the Development Complex, expected to be in 2007, to the expiry of the SJM Concession on 31 March 2020. The proposed annual cap represents 25% of the audited consolidated revenue of the Group for the year ended 31 December 2003. The Company and the Directors are of the view that this proposed annual cap is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Proposed Lease Arrangement and the proposed annual cap are subject to the disclosure and independent shareholders' approval requirements under Rules 14A.47 and 14A.48 of the Listing Rules. Throughout the duration of the Proposed Lease Arrangement, if the annual cap is reached or exceeded, the Company will seek independent shareholders' approval for a revised annual cap. Details of the Proposed Lease Arrangement are also required to be included in the published annual reports and accounts of the Company throughout its duration in accordance with Rule14A.46 of the Listing Rules. In accordance with Rule 14A.35(1) of the Listing Rules, Commerzbank has been appointed to opine as to whether the duration of the Proposed Lease Arrangement, which exceeds three years, constitutes a special circumstance under Rule 14A.35(1) of the Listing Rules; is required for the nature of this transaction; and to confirm whether it is normal business practice for contracts of this type to be of such duration. In accordance with Rule 14A.21, Commerzbank will further opine on the Proposed Lease Arrangement and the proposed annual cap. Such opinion is included in the letter from Commerzbank as set out in this circular. As the Proposed Lease Arrangement is a transaction of a revenue nature in the ordinary and usual course of business of the Company, it is exempted from the requirements of Chapter 14 of the Listing Rules.

Implications of the Laws of Hong Kong and the Listing Rules in respect of gambling activities

In accordance with the requirements of the Stock Exchange, the Company will use its best endeavours in its capacity as a lessor of the Leased Premises to ensure that throughout the duration of the Proposed Lease Arrangement: (i) as a term of the Proposed Lease Agreement, SJM shall operate the Casino in compliance with the applicable laws; and/or (ii) the Company will not contravene the Gambling Ordinance (Chapter 148 of the Laws of Hong Kong).

Shareholders are reminded that, in accordance with the guidelines relating to gambling activities, in the event the two circumstances above are not fulfilled, the Stock Exchange may, depending on the circumstances of the case, direct the Company to take remedial action, and/or suspend dealings in, or may cancel the listing of, the Shares under Rule 6.01 of the Listing Rules. The Company will use its best endeavors to ensure active trading and maintain the listing status of the Shares.

FINANCIAL IMPACT OF THE PROPOSED LEASE ARRANGEMENT

As the rental receivable by the Company for the Leased Premises under the Proposed Lease Arrangement is variable and calculated on the basis of the revenue of the Casino which is only expected to commence operations in 2007, the extent of any impact on the earnings of the Company cannot be determined and quantified. The Proposed Lease Arrangement will not have any impact on the assets and liabilities of the Group.

REASONS FOR THE PROPOSED LEASE ARRANGEMENT

The Directors believe that the Proposed Lease Arrangement will enhance the revenue base of the Company and the establishment of the Casino on the Leased Premises at the Development Complex will add to the presence of this development and increase pedestrian flow to the area.

The Proposed Lease Arrangement will enable the Company to secure a reputable and substantial anchor tenant in the Development Complex. The Leased Premises, which comprises 20,000 square meters of space (approximately 213,000 square feet), is a sizeable area and reputable and substantial tenants who can take up a commercial space of this size are limited. Since the Development Complex is anticipated to commence operations in 2007, the Company cannot forecast the state of the commercial leasing market at that time. It is therefore beneficial for the Company to secure a tenant for the Leased Premises as early as possible. The Casino will also draw visitor traffic to the Development Complex which will enhance business overall and thereby enhance the rental value of the whole complex.

The Directors (including the independent non-executive Directors) are of the opinion that the Proposed Lease Arrangement is in the ordinary and usual course of business of the Group, on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

THE STDM TRANSACTIONS

Date of signing of the SAA Amendment

14 December 2004

Parties to the SAA Amendment

STCTS and STDM

Nature of the STDM Transactions

(i) *STDM Sales Agency Arrangement*

STCTS has appointed STDM since 3 June 1999 as its exclusive agent for the sale of ferry tickets at the Macau Wharf and as a non-exclusive agent for the sale of ferry tickets at directly operated ticketing counters in the rest of Macau. This arrangement will be continued under the STDM Sales Agency Arrangement.

In consideration for the sales agency services provided by STDM under the STDM Sales Agency Arrangement, STCTS will continue to pay to STDM the Commission, calculated at 5% on the total net ticket sales generated by STDM as agent (less any discounts and concessions agreed by STCTS and any fees, levies and taxes paid thereon to any government or ferry terminal operator).

The Commission was determined based on arms' length negotiations, in the normal course of business, and in line with market practice.

(ii) *STDM Ticket Purchases Arrangement*

STCTS will continue to grant to STDM the Discount of up to a maximum of 12% (or lower as may be agreed between the parties) of the price of tickets for its own account for ferry trips between Hong Kong and Macau under the STDM Ticket Purchases Arrangement.

The STDM Ticket Purchases are on normal commercial terms at the prevailing market rate.

The Discount is given in the normal course of business and in accordance with market practice of granting discounts on purchases of tickets in order to promote the increased use of tickets.

The STDM Transactions and the annual caps are subject to approval by the Independent Shareholders.

Term

The STDM Agency Agreement, as amended by the SAA Amendment, will be in force for an initial period of 36 months commencing on 1 January 2005. The parties may thereafter enter into further agreement or renew the agreement for further periods of 36 months unless terminated by either party giving a specified period of notice to the other party. The Company shall comply with the relevant requirements of the Listing Rules upon expiry of the Term.

Annual caps

(i) *Commission under the STDM Sales Agency Arrangement*

It is estimated that the Commission payable by STCTS to STDM during the three financial years ending 31 December 2005, 2006 and 2007 shall not exceed HK$17 million, HK$20 million and HK$22 million, respectively. Such caps are determined mainly based upon information provided by STCTS which has taken into account: (i) historical amounts of Commission paid to STDM as agent for the three years ended 31 December 2001, 2002 and 2003 of approximately HK$16.2 million, HK$15.8 million and HK$12.0 million, respectively; (ii) the actual unaudited amount of Commission paid to STDM for the first 9 months of 2004 which shows an increasing trend from 2003; and (iii) estimated growth of net ticket sales to be generated by STDM as agent for the next three years taking into account the anticipated business growth of STCTS.

While the historical amount of the Commission has been decreasing, due in part to the promotion in Hong Kong of round-trip tickets to Macau, the management of the Company anticipates an increasing trend for the next three years in light of: (i) the development of the Pearl River Delta and the resulting increase in business travellers and frequency of trips; and (ii) the increase in the number of tourists in the region, including notably to Macau and to Hong Kong with the expected opening of Disneyland in Hong Kong at the end of 2005. The Board is of the view that these annual caps are fair and reasonable.

(ii) *STDM Ticket Purchases under the STDM Ticket Purchases Arrangement*

It is estimated that STDM Ticket Purchases for its own account during the three financial years ending 31 December 2005, 2006 and 2007 shall not exceed HK$511 million, HK$526 million and HK$542 million, respectively. Such caps are determined mainly based upon information provided by STCTS taking into account: (i) historical amount of ferry tickets sold to STDM for the three years ended 31 December 2001, 2002 and 2003 of approximately HK$359.0 million, HK$344.1 million and HK$401.5 million, respectively; (ii) the actual unaudited amount of ferry tickets sold to STDM for the first 9 months of 2004 which shows an increasing trend from 2003; and (iii) the estimated growth for STDM Ticket Purchases for the next three years in view of the business growth and development in Macau.

Except for the decrease in STDM Ticket Purchases in 2002 (due to an economic downturn; 20-year high unemployment rate in Hong Kong and a consequential decrease in visitors to Macau), the historical STDM Ticket Purchases show an upward trend. In light of the increase in the number of visitors to Macau, the management of the Company anticipates a steady increasing trend in STDM Ticket Purchases for the next three years. The Board is of the view that these annual caps are fair and reasonable.

(iii) *Discount under the STDM Ticket Purchases Arrangement*

It is estimated that the Discount granted by STCTS to STDM for their bulk purchase of ferry tickets for their own account during the three financial years ending 31 December 2005, 2006 and 2007 shall not exceed HK$26 million, HK$27 million and HK$28 million, respectively. Such caps are determined mainly based upon information provided by STCTS taking into account: (i) historical amounts of discounts granted to STDM for the three years ended 31 December 2001, 2002 and 2003 of approximately HK$43.1 million, HK$27.2 million and HK$20.1 million, respectively; (ii) the actual unaudited amount of discounts granted to STDM for the first 9 months of 2004 which shows an increasing trend from 2003; and (iii) estimated increase in the Discount for the next three years in view of the business growth and development in Macau.

The decrease in the historical Discount reflects the variable discount rate agreed with STDM from time to time. In light of the increase in the number of visitors to Macau (and consequential increase in STDM Ticket Purchases), and the maintenance of the current Discount rate, the management of the Company anticipates a steady increasing trend in the Discount. The Board is of the view that these annual caps are fair and reasonable.

FINANCIAL IMPACT OF THE STDM TRANSACTIONS

The Directors believe that the continuation of the STDM Transactions under the SAA Amendment will continue to enhance the revenue base of the Group. The STDM Transactions will not have any impact on the assets and liabilities of the Group.

REASONS FOR THE SAA AMENDMENT

The Company is an investment holding company and its subsidiaries are principally engaged in three core businesses comprising shipping, hospitality and property development. The STCTS Group, the Group's shipping arm, is the major operator of passenger ferry services between Hong Kong, Macau and other destinations in the Pearl River Delta. STDM is a company engaged in a wide range of businesses including the gaming and hospitality businesses in Macau.

STDM has historically been the largest ticketing agent of the STCTS Group. The continued appointment of STDM as a ticketing agent under the STDM Sales Agency Arrangement enables STCTS to distribute ferry tickets in an efficient and cost-effective manner, especially at the Macau Wharf where STDM is its exclusive agent, without itself having to operate separate ticket offices or outlets. The payment of commissions to ticketing agents is in line with market practice for remunerating ticket agents.

Under the STDM Ticket Purchases Arrangement, STDM also purchases ferry tickets for its own account from STCTS for its hotel and promotional activities, and is the largest customer of STCTS. The granting of discounts to bulk purchasers is done in accordance with market practice for the purpose of promoting bulk purchase of tickets. Currently, commissions are paid and discounts are given by STCTS to third party agents and bulk-purchasing customers, respectively.

The Directors (including the independent non-executive Directors) are of the opinion that the STDM Transactions are in the ordinary and usual course of business of the Group, are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

INFORMATION ON THE COMPANY

The Company is a holding company of a number of business activities principally consisting of shipping, hospitality and property development.

INFORMATION ON PAT SOI AND SAI WU

Pat Soi and Sai Wu are investment holding companies.

INFORMATION ON THE LAND COMPANIES

The Land Companies are property holding companies incorporated in Macau which will immediately before and at the time of completion of the Acquisition be the exclusive beneficiaries of the Land Development Right and will only hold the Property.

INFORMATION ON GOLDMAN HK AND SJM

Goldman HK is an investment holding company.

SJM is one of the three gaming concessionaires which have been granted a concession by the Macau Government to operate casinos in Macau from 1 April 2002 to 31 March 2020. It is a majority-owned subsidiary of STDM.

INFORMATION ON STDM AND STCTS

STDM is a company engaging in a wide range of businesses including the gaming and hospitality businesses in Macau.

The STCTS Group, the Group's shipping arm, is the major operator of passenger ferry services between Hong Kong, Macau and other destinations in the Pearl River Delta.

DISCLOSEABLE AND CONNECTED TRANSACTION, AND CONTINUING CONNECTED TRANSACTIONS

(i) *The Acquisition*

Dr. Ho is a substantial Shareholder and is, therefore, a connected person of the Company. Dr. Ho is also a Director. Sai Wu is an associate of Dr. Ho and is therefore also a connected person of the Company. Alpha Davis is an associate of Dr. Ho, Ms. Pansy Ho, Ms. Daisy Ho and Ms. Maisy Ho, who are all Directors, and is accordingly also a connected person of the Company.

As such, the Acquisition constitutes a connected transaction of the Company under the Listing Rules. The Acquisition is subject to the disclosure and independent shareholders' approval requirements under Rule 14A.47 and 14A.48 of the Listing Rules. Details of the Acquisition are also required to be included in the next published annual report and accounts of the Company in accordance with Rule 14A.45 of the Listing Rules. Since the consideration payable by the Company for the Acquisition exceeds 5% but is less than 25% of the relevant threshold tests under Rule 14.06 of the Listing Rules, the Acquisition also constitutes a discloseable transaction for the Company under the Listing Rules.

(ii) *The Proposed Lease Arrangement and annual cap*

STDM is a substantial Shareholder and is therefore a connected person of the Company. STDM is the majority shareholder of SJM. SJM is therefore an associate of STDM and consequently a connected person of the Company. As such, the Proposed Lease Arrangement will constitute a continuing connected transaction of the Company under the Listing Rules. As highlighted in the section headed "Annual cap of the Proposed Lease Arrangement" above, there are a number of factors which will impact upon the anticipated revenue of the Casino, and therefore the rental income of the Leased Premises under the Proposed Lease Arrangement. However, the impact of such factors cannot be reliably or meaningfully ascertained, thereby rendering any projection of the anticipated rental income of the Leased Premises similarly unreliable and not meaningful.

Instead the Company has set an annual cap of HK$1,287,811,500, for the duration of the lease, which is from the commencement of business of the Development Complex, expected to be in 2007, to the expiry of the SJM Concession on 31 March 2020. The cap represents 25% of the audited consolidated revenue of the Group for the year ended 31 December 2003. The Company and the Directors are of the view that this proposed annual cap is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Proposed Lease Arrangement and the annual cap are subject to the disclosure and independent shareholders' approval requirements under Rules 14A.47 and 14A.48 of the Listing Rules. If the annual cap is reached or exceeded throughout the duration of the Proposed Lease Arrangement, the Company will seek independent shareholders' approval for a revised annual cap. Details of the Proposed Lease Arrangement are also required to be included in the published annual reports and accounts of the Company throughout its duration in accordance with Rule 14A.46 of the Listing Rules.

In accordance with Rule 14A.35(1) of the Listing Rules, Commerzbank has been appointed to opine as to whether the duration of the Proposed Lease Arrangement, which exceeds three years, constitutes a special circumstance under Rule 14A.35(1) of the Listing Rules; is required for the nature of this transaction; and whether it is normal business practice for contracts of this type to be of such duration. In accordance with Rule 14A.21, Commerzbank has further opined on the Proposed Lease Arrangement and the annual cap. Such opinion is included in the letter from Commerzbank as set out in this circular. As the Proposed Lease Arrangement is a transaction of a revenue nature in the ordinary and usual course of business of the Company, it is exempted from the requirements of Chapter 14 of the Listing Rules.

(iii) *The STDM Transactions and the annual caps*

STCTS is a non wholly-owned subsidiary of the Company. STDM is a substantial Shareholder and is, therefore, a connected person of the Company. As such, the STDM Transactions will constitute continuing connected transactions of the Company under the Listing Rules. As the applicable percentage ratios (other than the profits ratio) for the annual caps of the STDM Transactions in aggregate exceed 2.5%, for the Term, the STDM Transactions are subject to the disclosure and independent shareholders' approval requirements under Rules 14A.47 and 14A.48 of the Listing Rules. Details of these transactions will also be included in the Company's published annual reports and accounts during the Term in accordance with Rule 14A.46 of the Listing Rules. As the STDM Transactions are transactions of a revenue nature in the ordinary and usual course of business of the Company, it is exempted from the requirements of Chapter 14 of the Listing Rules.

EGM

A notice convening the EGM to be held on 6 January 2005 at 3:00 p.m. at the Golden Restaurant, Macau Jockey Club (HK) Club House, 1st Floor, China Merchants Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong is set out on pages 59 to 61 of this circular. Ordinary resolutions will be proposed at the EGM to approve the Acquisition (including the allotment and issuance of the Consideration Shares), the Proposed Lease Arrangement and the annual cap, and the STDM Transactions and the annual caps. A form of proxy for use at the EGM or any adjourned meeting is enclosed. Whether or not you are able to attend the EGM, you are requested to complete the enclosed form of proxy and return it as soon as possible to the registered office of the Company at Penthouse,

39th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong in accordance with the instructions printed thereon and in any event not less than 48 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM or any adjourned meeting in person if you so wish. In accordance with the Listing Rules, the ordinary resolutions to be proposed at the EGM to approve the Acquisition, the Proposed Lease Arrangement and the annual cap, and the STDM Transactions and the annual caps are required to be voted by way of a poll.

In accordance with Rule 14A.54 of the Listing Rules, Dr. Ho, Ms. Pansy Ho, Ms. Daisy Ho, Ms. Maisy Ho, STDM and Shun Tak Shipping Company, Limited and their respective associates, will abstain from voting on the relevant ordinary resolutions to approve the Acquisition, the Proposed Lease Arrangement and the annual cap, and the STDM Transactions and the annual caps to be proposed at the EGM. Any connected person (if any) with a material interest, and other Shareholders with a material interest (and their associates), in the Acquisition, the Proposed Lease Arrangement or the STDM Transactions are required to abstain from voting on the relevant resolutions to approve the Acquisition, the Proposed Lease Arrangement and the annual cap, and for the STDM Transactions and the annual caps at the EGM, as applicable.

RECOMMENDATION

The Independent Board Committee has been appointed to advise the Independent Shareholders in respect of the Acquisition, the Proposed Lease Arrangement and the annual cap, and the STDM Transactions and the annual caps. Commerzbank has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the Acquisition, the Proposed Lease Arrangement and the annual cap, and the STDM Transactions and the annual caps. The letter to the Independent Shareholders from the Independent Board Committee containing its advice and recommendations are set out on pages 22 to 23 of this circular. Having regard to the opinion of Commerzbank, which is set out on pages 24 to 45 of this circular, the Independent Board Committee is of the opinion that the Acquisition, the Proposed Lease Arrangement and the annual cap, and the STDM Transactions and the annual caps are all in the ordinary and usual course of business of the Group, on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Independent Board Committee recommends the Independent Shareholders to vote in favour of the respective ordinary resolutions to be proposed at the EGM to approve the Acquisition (including the allotment and issuance of the Consideration Shares), the Proposed Lease Arrangement and the annual cap, and the STDM Transactions and the annual caps.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular and the notice of the EGM set out in this circular.

Yours faithfully,
For and on behalf of the Board
Shun Tak Holdings Limited
Dr. Stanley Ho
Chairman



SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

17 December 2004

To the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION: THE ACQUISITION INVOLVING THE ISSUE OF NEW SHARES, CONTINUING CONNECTED TRANSACTIONS: THE PROPOSED LEASE ARRANGEMENT AND THE STDM TRANSACTIONS

We refer to the circular dated 17 December 2004 of the Company (the "Circular"), of which this letter forms part. Terms defined in the Circular bear the same meanings in this letter unless the context otherwise requires.

We have been appointed to form the Independent Board Committee to consider the Acquisition, the Proposed Lease Arrangement and the annual cap, and the STDM Transactions and the annual caps, and to advise the Independent Shareholders on the terms of the Acquisition, the Proposed Lease Arrangement and the annual cap, and the STDM Transactions and the annual caps. Commerzbank has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Acquisition, the Proposed Lease Arrangement and the annual cap, and the STDM Transactions and the annual caps.

We wish to draw your attention to the letter from the Board, as set out on pages 6 to 21 of the Circular which contains details of the Acquisition, the Proposed Lease Arrangement and the annual cap, and the STDM Transactions and the annual caps, and the letter of advice from Commerzbank as set out on pages 24 to 45 which contains its advice and recommendations in respect thereof.

Having taken into account the advice and recommendations of Commerzbank, we consider that the Acquisition, the Proposed Lease Arrangement and the annual cap, and the STDM Transactions and the annual caps are all in the ordinary and usual course of business of the Group, on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

We therefore recommend the Independent Shareholders to vote in favour of the respective ordinary resolutions to be proposed at the EGM to approve the Acquisition (including the allotment and issuance of the Consideration Shares), the Proposed Lease Arrangement and the annual cap, and the STDM Transactions and the annual caps.

Yours faithfully,
the Independent Board Committee
Sir Roger Lobo, Mr. Robert Kwan
and Mr. Norman Ho
Independent non-executive Directors

The following is the text of the letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders for the purpose of incorporation into this circular.


德 國 商 業 銀 行
COMMERZBANK

(Public Limited Company Incorporated in the Federal Republic of Germany)

HONG KONG BRANCH

G.P.O. BOX 11378
HONG KONG
21/F, The Hong Kong Club Building
3A Chater Road, Central

telephone 28429666
telex 66 400 cbk hk hx
fax 28681414
swift COBAHK HX XXX

17 December 2004

To the Independent Board Committee and the Independent Shareholders

Dear Sirs

DISCLOSEABLE AND CONNECTED TRANSACTION: THE ACQUISITION INVOLVING THE ISSUE OF NEW SHARES, CONTINUING CONNECTED TRANSACTIONS: THE PROPOSED LEASE ARRANGEMENT AND THE STDM TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Acquisition, the Proposed Lease Arrangement and the annual cap, the STDM Transactions and the annual caps, the definitions of which, amongst other things, are set out in the circular dated 17 December 2004 (the "**Circular**") of which this letter forms part. Terms defined in the Circular will have the same meanings when used in this letter unless the context requires otherwise.

On 11 November 2004, the Company announced that Pat Soi (a wholly-owned subsidiary of the Company) and the Company had entered into the SPA with Sai Wu (a company 60% owned by Dr. Ho) and Dr. Ho on 11 November 2004. Pat Soi has conditionally agreed to purchase, and Sai Wu has conditionally agreed to sell or procure the sale of, the entire issued share capital of the Land Companies that will immediately before and at the time of completion hold the Land Development Right in respect of the Property. The consideration for the Acquisition is HK$1,500 million which will be satisfied by the Company as to HK$750 million in cash, and as to the balance by the issuance of the Consideration Shares at the Issue Price to Alpha Davis, a company nominated by Sai Wu. Alpha Davis is owned as to 47% by Dr. Ho and 53% by a company jointly held by Ms. Pansy Ho, Ms. Daisy Ho and Ms. Maisy Ho.

On 25 November 2004, the Company announced that Goldman HK, a wholly-owned subsidiary of the Company, received a legally binding Confirmation Letter from SJM on 24 November 2004, confirming that subject to obtaining the Gaming Approval, SJM will lease approximately 20,000 square meters at the Development Complex for the operation of the Casino with not less than 180 gaming tables.

Moreover, on 16 December 2004, the Company announced that STDM and STCTS, a non wholly-owned subsidiary of the Company, signed the SAA Amendment to continue the STDM Transactions, which will take effect on 1 January 2005. The STDM Transactions under the STDM Agency Agreement were subject to the Waiver from strict compliance with the requirements of the Listing Rules granted to the Company by the Stock Exchange in 2002. The Waiver will expire on 31 December 2004.

Dr. Ho is a Director and a substantial Shareholder of the Company and is therefore a connected person of the Company. Sai Wu is an associate of Dr. Ho and is therefore also a connected person of the Company. Alpha Davis is an associate of Dr. Ho, Ms. Pansy Ho, Ms. Daisy Ho and Ms. Maisy Ho, who are all Directors, and is accordingly also a connected person of the Company.

As such, the Acquisition constitutes a connected transaction of the Company under the Listing Rules. As the consideration payable by the Company for the Acquisition exceeds 5% but is less than 25% of the relevant threshold tests under Rule 14.06 of the Listing Rules, the Acquisition also constitutes a discloseable transaction for the Company under the Listing Rules.

STDM, being a substantial Shareholder of the Company, is a connected person of the Company. STDM is the majority shareholder of SJM. SJM is therefore an associate of STDM and consequently, a connected person of the Company. As such, the Proposed Lease Arrangement will constitute a continuing connected transaction of the Company under the Listing Rules.

STCTS is a non-wholly owned subsidiary of the Company. STDM is a substantial Shareholder and is therefore a connected person of the Company. As such, the STDM Transactions will constitute continuing connected transactions of the Company under the Listing Rules. As the applicable percentage ratios (other than the profits ratio) for the annual caps of the STDM Transactions in aggregate exceed 2.5% for the Term, the STDM Transactions will be subject to the disclosure and independent shareholders' approval requirements under Rules 14A.47 and 14A.48 of the Listing Rules. As the STDM Transactions are transactions of a revenue nature in the ordinary and usual course of business of the Company, it is exempted from the requirements of Chapter 14 of the Listing Rules.

Our role as the independent financial adviser to the Independent Board Committee and the Independent Shareholders is to give our opinion as to whether the terms of the Acquisition, the Proposed Lease Arrangement and the annual cap and the STDM Transactions and their annual caps are (i) in the ordinary and usual course of business; (ii) on normal commercial terms; and (iii) are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

In formulating our recommendation, we have relied on the information and facts supplied to us by the Company. We have reviewed, among other things, (i) the SPA; (ii) the valuation report prepared by an independent property valuer, Chesterton Petty Limited as set out in Appendix I to the Circular; (iii) the interim report of the Company as at 30 June 2004; (iv) the audited financial statement of the Company as at 31 December 2003; (v) the STDM Agency Agreement and the SAA Amendment; and (vi) the Confirmation Letter. We have also discussed with the management of the Company their plans and prospects for the development of the Property.

We have assumed that all information, opinions and representations contained or referred to in the Circular are true, complete and accurate in all material respects and we have relied on the same. Also, we have relied on the representations of the Company that having made all due enquiries and careful decisions, and to the best of their knowledge and belief, there is no other fact or representation, the omission of which would make any statement contained in the Circular, including this letter, misleading. We have also assumed that all information and statements and representations made or referred to in the Circular, which have been provided to us by the Company, and for which they are wholly responsible, are true, complete and accurate in all material respects at the time they were made and continue to be so at the date of despatch of the Circular.

We consider that we have reviewed sufficient information to enable us to reach an informed view regarding the terms of the Acquisition, the Proposed Lease Arrangement and the annual cap, the STDM Transactions and their respective annual caps to provide us with a reasonable basis for our recommendation. We have no reason to suspect that any material facts have been omitted or withheld, nor are we aware of any facts or circumstances, which would render the information and the representations made to us untrue, inaccurate or misleading. We have not however carried out any independent verification of the information provided by the Company, nor have we conducted any independent in-depth investigation into the business and affairs of the Group.

A. THE ACQUISITION

In assessing the Acquisition and giving our independent financial advice to the Independent Board Committee and the Independent Shareholders, we have taken into account the following principal factors:

1. Reasons for and benefits of the Acquisition

(a) *Business of the Company*

The Company is a holding company of a number of business activities principally consisting of shipping, hospitality and property development.

(b) *Description of the Property*

The Property comprises four property sites, generally bounded by Avenida Dr. Sun Yat Sen on the north, a promenade on the south and being adjacent to the Macau Tower in Nam Van, Macau. The total gross site area (including roads) is approximately 39,800 square meters (approximately 428,410 square feet). The Property will, at the time of completion

of the Acquisition, have a total developable gross floor area of not less than 2,700,000 square feet to be used for mixed-use property development. It is the intention of the Directors, subject to finalisation on completion of the Acquisition, that the developable gross floor area of the Property will comprise approximately 500,000 square feet for hotel purposes; approximately 500,000 square feet for retail purposes; approximately 500,000 square feet for office and commercial purposes; and the remaining area of not less than 1,000,000 square feet for residential purposes. Subject to market conditions, the Property is expected to be fully developed by the end of 2009.

(c) *Overview of the Macau economy*

Macau's gross domestic product ("**GDP**") recorded a remarkable year-on-year real growth of approximately 15.6% in 2003 and approximately 25.6% and 47.5% during the first and second quarter of 2004, respectively, according to the Statistics and Census Service of the Macau Government.

Tourism is the main industry supporting Macau's economy and has contributed to approximately 30% of its GDP. Since 1999, Macau's tourism has been expanding rapidly due to the surge in visitor arrivals, especially from the PRC. Total visitor arrivals exceeded 10 million in 2001 and soared approximately 12% to approximately 11.5 million in 2002. Despite the outbreak of severe acute respiratory syndrome ("**SARS**") in 2003, total visitor arrivals still rose by 3.1% to approximately 11.8 million. Total visitor arrivals for the nine months ended 30 September 2004 recorded notable year-on-year growth of approximately 45.3% from approximately 8.4 million to approximately 12.2 million. It is expected that the tourism industry will continue to expand in the coming years due to the relaxation of the rules governing the entry of visitors from the PRC to Macau under the individual visit scheme, which started in July 2003 to allow travellers from mainland PRC to visit Macau on an individual basis ("**Individual Visit Scheme**").

According to the Statistics and Census Service of the Macau Government, 12,208 real estate property units were sold in the six months ended June 2004 compared to 18,556 units sold in the entire year of 2003. In addition, the average transaction price for residential units sold in the six months ended 30 June 2004 was MOP12,193 per square meter, representing 44.40% increase from the average transaction price of MOP8,444 per square meter for residential properties sold in 2003.

The Closer Economic Partnership Agreement ("**CEPA**") and the Pan-Pearl River Delta Regional Cooperation Frame Agreement signed in June 2004 (which will promote the implementation of CEPA, and speed up the cooperation of the China-ASEAN (Association of Southeast Asian Nations) free trade zone for Hong Kong and Macau's prosperity and stability) are expected to have a positive impact on the economy of Macau in general.

The Property is intended for mixed-use property development, including the development of hotel, office, commercial, retail and residential properties. The Acquisition will add to the land bank of the Company and provide a prime site for future development to enable the Company to capture the growth opportunities of the expanding Macau economy in the coming years.

(d) *The Group's long term strategy*

The Directors consider that it is the Group's long-term strategy to further explore and develop promising expansion opportunities in Macau. The Directors believe that the Property will add to the land bank of the Company and will provide a prime site for property development in Macau. The development plans for the Property are for the construction of the Development Complex with hotel, residential, office, commercial and retail premises as well as ancillary recreational and carparking facilities. The Directors believe that the Acquisition is in line with the Group's long-term strategy, and the development of the Property will be synergistic with the Group's existing businesses in Macau.

The Group has extensive investments and business operations in Macau. Based on the geographical segment information provided in the interim report as at 30 June 2004, the turnover and operating profit for the six months ended 30 June 2004 generated from the Macau operations are HK$329 million and HK$68 million, representing 14.7% and 16.5% of the Group's total turnover and operating profit, respectively. Major business activities of the Group in Macau include the following:

(i) passenger ferry services between Hong Kong, Macau and other destinations in the Pearl River Delta area;

(ii) 50% equity interest in Mandarin Oriental and 34.9% equity interest in The Westin Resort and The Macau Golf and Country Club;

(iii) management of the Macau Tower and Convention and Exhibition Centre ("**Macau Tower**");

(iv) management of Hotel Lisboa and Hotel Sintra in Macau; and

(v) property development at the Nova Taipa Gardens, one of the largest residential development projects in Macau with 1.1 million square feet of gross floor area.

In view of the above, we concur with the Directors that the Acquisition is in line with the Group's long-term strategy and will create synergies with its existing business operations. We note that the Property is adjacent to the Macau Tower, a prominent tourist landmark and a prime venue for major public events in Macau. The Macau Tower, which comprises various convention and exhibition facilities as well as a shopping mall, is managed by the Company. The Macau Tower has attracted numerous visitors since it opened in December 2001 and was voted the most favoured tourist spot by visitors in Macau in a public survey in July 2004 as part of the "Macau Welcomes You" campaign organised by the Macau Government. The Directors consider the Acquisition to be a prime

opportunity as the development of the Property, which comprises hotel, office, commercial, retail and residential properties, will create mutual synergies with the Macau Tower to provide a new business and commercial district to attract more businessmen, tourists and visitors.

The Directors (including the independent non-executive Directors) are of the view that the Acquisition is in the ordinary and usual course of business of the Company, is on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

2. **Basis of consideration and valuation**

(a) *Consideration*

The consideration for the Acquisition is HK$1,500 million, payable on completion of the Acquisition, which will be satisfied as to HK$750 million in cash from internal financial resources of the Company and as to the balance by the issuance of the Consideration Shares at the Issue Price to Alpha Davis.

The Property has been valued at HK$1,620 million as at 2 November 2004 by an independent property valuer, Chesterton Petty Limited (the "**Valuer**"). The consideration represents a discount of approximately 7.4% to the value appraised by the Valuer. We understand from the Directors that the Acquisition price was negotiated on an arm's length basis. As discussed with the Valuer, we understand that the Property has been valued on an open market basis using the direct comparison approach by reference to sales evidence available on the market and the Valuer's knowledge of the prevailing market conditions. Based on our review of the valuation report as well as discussions with the Valuer, we consider that the direct comparison approach adopted by the Valuer in valuing the Property, which is a common valuation methodology for valuing properties, is appropriate.

Any land premium or other costs and obligations, similar charges or tax payable in respect of the Property will be borne exclusively by Sai Wu. Given that the consideration of HK$1,500 million represents a discount of approximately 7.4% to the current open market value of the Property appraised by the Valuer of HK$1,620 million as at 2 November 2004, we are of the view that the consideration of HK$1,500 million is fair and reasonable so far as the Company and the Shareholders are concerned.

(b) *Consideration Shares*

(i) Basis of the Issue Price

The Directors confirm that the issuance of the Consideration Shares and the Issue Price were mutually agreed by Pat Soi and Sai Wu after arm's length negotiations. The Directors consider that the issuance of the Consideration Shares as part of the consideration is beneficial to the Company to preserve more cash for the Property and future opportunities. The Issue Price of approximately HK$5.04

represents no premium or discount to the 10-day average closing price of the Shares prior to the suspension in trading of the Shares on 4 November 2004 and a premium of approximately 50.9% to the net tangible asset value per Share of approximately HK$3.34 as at 30 June 2004.

We have reviewed the share price performance of the Shares for the one-year period from 11 November 2003 up to and including 11 November 2004 (the "**Comparison Period**"). The closing price per share during the Comparison Period ranged from HK$2.48 to HK$6.70, with an average closing price of HK$3.61 as shown in the chart below.


HKSE/Close/Trade/HKD
Last 6.30
High 11/09/04 6.70
Average 3.611
Low 11/11/03 2.475
7.00
6.00
5.00
4.00
3.00
2003 Dec
2004 Jan
2004 Feb
2004 Mar
2004 Apr
2004 May
2004 Jun
2004 Jul
2004 Aug
2004 Sep
2004 Oct

Source: Bloomberg

The premium or discount of the Issue Price of HK$5.04 per Share over the Closing Price of the Share for different periods are set out in the following table:

Date/period	**Closing price/ average closing price per Share for the period** *HK$*	**Premium/(Discount) of the Issue Price over the closing price/average closing price per Share in the respective period** %
As at 4 November 2004	6.00	(16.00%)
10 days up to and including 4 November 2004	5.04	0%
As at 11 November 2004 (date of signing of the SPA)	6.30	(20.00%)

Date/period	Closing price/ average closing price per Share for the period *HK$*	Premium/(Discount) of the Issue Price over the closing price/average closing price per Share in the respective period *%*
5 days up to and including 11 November 2004	6.20	(18.71%)
10 days up to and including 11 November 2004	5.70	(11.50%)
One month up to and including 11 November 2004	5.12	(1.56%)
Three months up to and including 11 November 2004	4.51	11.88%
Six months up to and including 11 November 2004	4.02	25.37%
One year up to and including 11 November 2004	3.61	39.57%
As at the Latest Practicable Date	8.15	(38.16%)

The above table shows that the Issue Price represents a discount of approximately 20.00% to the last traded price per Share of HK$6.30 immediately before signing of the SPA on 11 November 2004, and a premium of approximately 39.57% to the average closing price of the Shares for the one-year period up to and including 11 November 2004 of HK$3.61. The Share price movement was on an upward trend over a 11-month period, increasing steadily from HK$2.48 on 11 November 2003 to HK$4.83 on 29 October 2004. In the preceding one month, the Share price soared sharply to above HK$6.00 as a result of speculation by investors on the "Macau concept". The Directors have advised us that the consideration of HK$1,500 million for the Acquisition was determined after arm's length negotiations with reference to the appraised value of HK$1,620 million. If HK$1,620 million were used as the value of the Acquisition, the discount or premium to the Share prices in the Comparison Period would have been a discount of approximately 7.30% to the last traded price per Share of HK$6.30 immediately before signing of the SPA on 11 November 2004 and a premium of approximately 61.77% to the average closing price of the Shares for the one-year period up to and including 11 November 2004 of HK$3.61.

Taking into account that (i) the basis of the Issue Price was fixed at no premium or discount to the 10-day average closing price of the Shares prior to the suspension of trading in the Shares on 4 November 2004; and (ii) prior to announcement of the signing of the Acquisition MOU, the Issue Price would have represented a premium of approximately 11.88%, 25.37% and 39.57% over the average closing prices for the periods over three-month, six-month and one-year, respectively, up to and including 11 November 2004. Accordingly, we are of the view that the Issue Price is fair and reasonable so far as the Company and the Shareholders are concerned.

(c) *Funding of the consideration*

The Directors confirmed that the cash portion of the consideration of HK$750 million will be funded by the Company's internal resources. The cash consideration will be paid by the Company upon completion of the Acquisition. Based on the unaudited interim report as at 30 June 2004, the Group maintained a net cash position of HK$1,917 million with total borrowings and bank balances and deposits standing at HK$1,241 million and HK$3,158 million respectively. Based on our discussion with the Directors and noting the latest financial position of the Company, we concur with the Directors that the Company will be able to finance the entire cash portion of the consideration by internal resources.

3. **Other material terms**

Completion of the Acquisition is conditional upon:

(i) the approval by the Independent Shareholders of the Acquisition and the issuance of the Consideration Shares at the EGM;

(ii) the grant of listing of, and permission to deal in, the Consideration Shares on the Stock Exchange;

(iii) Sai Wu having procured, to the satisfaction of Pat Soi and the Company, and for the exclusive benefit of the Land Companies, the Land Development Right; and

(iv) the obtaining of any other requisite consent, approval, authority or licence from any relevant governmental or quasi-governmental or official body in Hong Kong or Macau or the British Virgin Islands in respect of the SPA and any of the matters contemplated by it.

In the event that the above conditions (except for (i) and (ii) which will not be waived) are not satisfied or waived in writing by Pat Soi, Sai Wu and the Company on or before six months from the date of the SPA (or such other date as Pat Soi, Sai Wu and the Company may agree in writing), the SPA will terminate.

Since the completion of the Acquisition is conditional upon the obtaining of the requisite consent, approval, authority or licence from relevant governmental or quasi-governmental authorities in Hong Kong, Macau or the British Virgin Islands pursuant to the SPA, the risk of not obtaining the requisite approval is mitigated. The consideration is only payable upon completion and no down-payment or deposit is required to be paid prior to the completion of the Acquisition.

4. **Financial impact of the Acquisition**

(a) *Net asset value*

Upon completion of the Acquisition, the accounts of the Land Companies will be consolidated into those of the Group. Upon completion of the Acquisition, the assets of the Land Companies will comprise only the Property. The Group had a net asset value of approximately HK$6,749 million as at 30 June 2004. The net asset value of the Group will increase by approximately HK$750 million on payment of the cash consideration of HK$750 million, the issuance of the Consideration Shares at the Issue Price, and in recognition of the acquisition cost of the Property of HK$1,500 million. Upon the completion of the Acquisition, the net asset value per Share will increase to approximately HK$3.36 based on the enlarged issued Shares of 2,228,909,614.

(b) *Dilution of shareholding*

The combined holding of the concert party group in the Company (which comprises Dr. Ho and his immediate family members, Shun Tak Shipping Company, Limited and STDM, as associates of Dr. Ho) is currently approximately 53.12%. As a result of the issuance of the Consideration Shares to Alpha Davis, the combined holding of the concert party group will increase to approximately 56.25%. The Acquisition will not result in a change in control of the Company. The change in shareholding in the Company upon completion of the Acquisition is as follows:

	Issued Shares as at the Latest Practicable Date		**No. of issued Shares upon completion of the Acquisition**	
	Number of Shares	*Approximate % of the issued Shares*	*Number of Shares*	*Approximate % of the issued Shares*
Alpha Davis	—	—	148,883,374	6.68%
Dr. Ho & family	533,129,993	25.63%	533,129,993	23.92%
Shun Tak Shipping Company, Limited	308,057,215	14.81%	308,057,215	13.82%
STDM	263,667,107	12.68%	263,667,107	11.83%
Concert party group	1,104,854,315	53.12%	1,253,737,689	56.25%
Directors (excluding Dr. Ho and his family)	25,319,849	1.22%	25,319,849	1.14%
Public	949,852,076	45.66%	949,852,076	42.61%
Total Issued Shares	2,080,026,240	100.00%	2,228,909,614	100.00%

The existing aggregate public shareholding will be reduced from approximately 45.66% to approximately 42.61% as shown in the above table. The existing Independent Shareholders will be subject to an approximate 6.68% dilution to their existing shareholding, due to the enlarged capital on the issuance of the Consideration Shares.

The net asset value per Share as at the Latest Practicable Date was HK$3.24 based on a net asset value of approximately HK$6,749 million as at 30 June 2004 and 2,080,026,240 issued Shares outstanding as at the Latest Practicable Date. The net asset value per Share would increase to approximately HK$3.36 based on the increased number of Shares of 2,228,909,614 and the pro-forma net asset value of approximately HK$7,499 million as at 30 June 2004 following the issuance of the Consideration Shares.

Given the improvement in the net asset value per Share and the potential growth opportunities of the development of the Property which is adjacent to the landmark Macau Tower, we are of the view that the approximate dilution of 6.68% to the shareholding of the Independent Shareholders is acceptable.

(c) *Gearing and earnings*

Since the Acquisition will be financed entirely by internal resources, there will be no need for external financing and there will be no effect on the debt level of the Company immediately following the Acquisition.

Taking into account the net cash position of the Group as at 30 June 2004 of approximately HK$1,917 million, the Company will continue to maintain a net cash position following the Acquisition. The Directors consider that given the strong net cash position of the Group and the undrawn banking facilities of approximately HK$4,143 million as at 30 June 2004, the Group will be able to finance the capital expenditure of the Property as and when required.

We are of the view that since there will be no need for external financing, there will be no interest payment for the Acquisition, and there is no material impact on the earnings of the Company immediately following the completion of the Acquisition.

B. THE PROPOSED LEASE ARRANGEMENT

In assessing whether the Proposed Lease Arrangement and the annual cap are fair and reasonable so far as the Company and the Shareholders are concerned, we have taken into account the following principal factors:

1. Details of the terms and conditions of the Proposed Lease Arrangement

Subject to obtaining the Gaming Approval, Goldman HK will enter into the Proposed Lease Agreement with SJM, whereby SJM will lease approximately 20,000 square meters at the premises of the Development Complex (the "**Leased Premises**") for the operation of the Casino with not less than 180 gaming tables in accordance with the following terms:

(a) *Duration of the Proposed Lease Arrangement*

The term of the lease for the Casino will be for a period from the commencement of business of the Development Complex, which is expected to be in 2007, to the expiry of the SJM Concession on 31 March 2020 (the "**Lease Term**"). In accordance with Rule 14A.35(1) of the Listing Rules, we have been appointed to opine on whether the duration of the Lease Term which exceeds three years is required, and whether it is normal business practice to enter into contracts of this type to be of such duration.

(b) *Monthly rental under the Proposed Lease Arrangement*

Following commercial and arm's length negotiations, SJM will pay monthly rental (inclusive of property management, casino marketing and utility charges/expenses) to Goldman HK in an aggregate amount equivalent to: (i) 40% of the gross monthly revenue of the Casino generated in respect of the first 60 gaming tables; and (ii) such percentage, being not less than 30%, to be further agreed between Goldman HK and SJM, of the gross monthly revenue generated from the remaining gaming tables at the Casino.

The Casino will be operated by SJM under the SJM Concession. As such, the Casino is subject to, and required to comply with, the applicable gaming legislation in Macau.

In accordance with the requirements of the Stock Exchange, the Company will use its best endeavours in its capacity as a lessor to ensure that, throughout the duration of the Proposed Lease Arrangement: (i) as a term of the Proposed Lease Agreement, SJM will operate the Casino in compliance with the applicable laws; and/or (ii) the Company will not contravene the Gambling Ordinance (Chapter 148 of the Laws of Hong Kong).

As set out in the letter from the Board, if the above two circumstances are not fulfilled, the Stock Exchange may, depending on the circumstances of the case, direct the Company to take remedial action, and/or suspend dealings in, or may cancel the listing of, the Shares under Rule 6.01 of the Listing Rules. The Company will use its best endeavours to ensure active trading and maintain the listing status of the Shares. We are of the view that such arrangement by the Company is in the interests of the Company and the Shareholders as a whole.

2. **Basis of the terms of the Proposed Lease Arrangement**

(a) *Reasons for and benefits of the Proposed Lease Arrangement*

The Directors believe that the Proposed Lease Arrangement will enhance the revenue base of the Company and the establishment of the Casino will add to the presence of the Development Complex and thereby increase pedestrian flow to the area.

The Proposed Lease Arrangement will not have any impact on the assets and liabilities of the Group. As set out in the letter from the Board, the rental receivable by the Company under the Proposed Lease Arrangement is variable and is calculated on the basis of a portion of the revenue of the Casino which is only expected to commence operation in 2007. Hence, the extent of its impact on the earnings of the Company in the future cannot be determined and quantified.

The Directors, including the independent non-executive Directors, are of the opinion that the Proposed Lease Arrangement is in the ordinary course of business of the Group, on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

(b) *Basis of the monthly rental*

(i) Reasons for the rental arrangement

The monthly rental of the Leased Premises was determined after commercial and arm's length negotiations and is calculated based on an agreed percentage of the gross revenue of gaming tables at the Casino on the Leased Premises during the month. We have discussed with the Valuer and understand that it is a common market practice that rental income from a commercial property be comprised of a fixed sum of rental plus a variable portion which may vary, depending upon the tenant's business. The benefit of having such a rental arrangement is to capture the upside growth of the tenant's business and hence increase the potential rental yield. The Directors are of the view that the prospects of the Macau gaming industry in the coming years is promising and that it is beneficial to the Company to have the entire monthly rental equivalent to a portion of the gross revenue of the Casino so as to capture the upside potential growth of the Casino's business and to tap into the gaming business without actually deploying resources in the daily operations of the gaming business itself (save for property management, casino marketing and utility charges/expenses inclusive in the monthly rental).

(ii) Overview of the Macau economy

We have reviewed the overall economy of Macau and noted that the gaming industry has been the backbone of the economy of Macau for many years. Macau is the only city under the PRC regime that has the exclusive right to operate casinos.

According to the Finance Services Bureau of Macau, direct taxes arising out of the gaming industry amounted to MOP11.7 billion, contributing approximately 75% of the total revenue of the Macau Government for the past 10 months ended 30 October 2004.

In February 2002, the Macau Government granted three gaming concessions to SJM, Wynn Resorts (Macau) S.A., and the Galaxy Casino, S.A, ending the 40-year monopoly of the gaming industry. Notwithstanding the increased competition in the Macau casino businesses amongst (i) new casino facilities put in place by existing operators (SJM and Galaxy Casino, S.A. which signed a sub-concession contract with The Venetian Macau); and (ii) the new operator, Wynn Resorts (Macau) S.A., which has already commenced the construction of a resort and casino complex which is expected to open in 2005, the introduction of more new and improved gaming facilities and other entertainment venues making Macau the "Las Vegas in Asia" will be likely to attract more tourists to Macau for leisure and entertainment.

According to the Statistic and Census Service of the Government of Macau, tourist arrivals for the nine months ended 30 September 2004 grew by 45.3% from approximately 8.4 million to approximately 12.2 million. We note that out of the 12.2 million tourist arrivals in Macau for the nine months ended 30 September 2004, more than half came from the PRC, partly due to the increased number of tourists under the Individual Visit Scheme when it was extended to include the Guangdong and Zhejiang provinces in May and July respectively this year. Given the increased attractions of various gaming, entertainment and leisure facilities and the increasing number of tourists from the PRC, we concur with the view of the Directors that the future prospects of the Macau gaming industry is promising.

(iii) Analysis of the rental income of the Leased Premises

The Leased Premises will comprise an approximate 20,000 square meters space located at the Development Complex (which has gross floor area of not less than 2.7 million square feet) to be developed on the site adjacent to the Macau Tower in Nam Van. We understand from the Directors that there is no direct comparable transaction for the leasing of the Leased Premises in the absence of a comprehensive property development of similar size to the Development Complex in Macau.

In view of the lack of a large comprehensive development project of similar size to the Development Complex in Macau, and the lack of publicly available market information and performance indices of the real estate market in Macau for direct comparison, we have identified retail shops in the traditional Central Business District ("**CBD**") located to the north of the Leased Premises as an alternative comparable in analysing the monthly rental. The CBD was used as an alternative comparable as it is a mixture of developments including hotels, high-rise office and residential composite developments and therefore similar to the Development Complex. We have taken a more conservative approach in the comparison of the rental income of the Leased

Premises by using the rental of ground floor shops in recent transactions. We consider that the rental for ground floor shops on a per square meter basis is usually higher than rental income on the upper floors of the buildings due to the (i) relatively small gross floor area, normally in the range of less than a hundred square meters to several hundreds square meters; (ii) scattered ownership and hence the inability to enjoy a discount on rental as opposed to a large tenant who leases as much as 20,000 square meters; and (iii) greater pedestrian flow as a result of a more accessible location.

Based on our discussions with valuers who are experienced in valuing Macau properties, we understand that the average monthly rental for shops at ground floor level at the CBD in recent transactions was in the region of MOP650 — MOP1,200 per square meter, depending on the location and size of the shops. Assuming (i) that the Leased Premises is to be rented to retail shops in CBD; and (ii) the adoption of the high-end range of rental for ground floor shops in the CBD, the annual rental income from the Leased Premises could potentially be approximately MOP288 million[1] (i.e. MOP1,200 x 20,000 square meters x 12 months). We compared this alternative potential rental income with the Proposed Leased Arrangement. If we convert the above estimated potential rental income into an average monthly gross revenue per gaming table ("**RevPT**"), each gaming table would represent approximately MOP400,000[1] per month, based on the gross revenue sharing ratio of 40% for the first 60 gaming tables and 30% for the remaining 120 gaming tables.

We then compared the RevPT with the operating results of the Sands Macau Casino in Macau, which opened in May 2004 and is operated by the Las Vegas Sands, Inc.. The information was obtained by conducting searches on public records of Las Vegas Sands Corp, the parent company of Las Vegas Sands, Inc. filed with the Securities and Exchange Commission ("**SEC**") in the United States. Other casinos in Macau are operated by private companies with no publicly available financial information.

According to the quarterly results of Las Vegas Sands, Inc. as at 30 September 2004, based on the SEC filing, the net revenue of the Sands Macau Casino for the 136 days since operation in May 2004 to 30 September 2004 was approximately US$226 million (equivalent to approximately MOP1,809 million at a rate of US$1=MOP8.0061), implying a RevPT of approximately US$156,000 (equivalent to approximately MOP1.3 million) per month, based on 319 gaming tables at the Sands Macau Casino as at 30 September 2004. As such, one can reasonably expect the rental from the Leased Premises to be no worse than rental from a retail tenant. Although the monthly rental from the Leased Premises does not comprise a fixed portion rental, given that the RevPT of approximately MOP1.3 million per month for the Sands Macau Casino is significantly higher than the estimated RevPT of MOP400,000 per

[1] MOP288 million = MOP RevPT x (60 gaming tables x 40% + 120 gaming tables x 30%) x 12 months. Therefore RevPT equals to MOP400,000.

month with reference to rentals from ground floor level retail shops in the CBD, we consider that it is beneficial to have a monthly rental equivalent to a portion of the gross revenue of the Casino to maximise the upside of the potential growth of its business.

It is inherently difficult to estimate the earning potential of gaming tables at the Casino since: (i) the casinos in Macau are operated by private companies and there is no publicly available information on earnings of gaming tables in casinos; (ii) the Casino will only be in operation upon completion of the Development Complex, which will be in or around 2007; and (iii) there is no precise and accurate way of projecting the gross revenue which may be potentially generated by the Casino. However, given that SJM (i) is the first amongst the three gaming operators to operate gaming business since granting of the gaming concessions; (ii) currently has a number of casinos in the Macau Peninsula and the Taipa Island; and (iii) has extensive experience and expertise in the Macau gaming industry, the Directors believe that the growth of the Casino to be operated by SJM is promising, the upside potential of the rental income from the Leased Premises is similarly promising.

Taking into account (i) the positive outlook of the gaming industry in Macau; (ii) the synergies between the development of the Property and the Casino which will increase pedestrian flow to the area; and (iii) the RevPT of approximately MOP1.3 million per month for the Sands Macau Casino is significantly higher than the estimated RevPT of MOP400,000 per month estimated with reference to rentals from ground floor level retail shops in the CBD, we are of the view that the basis of the rental of the Leased Premises is fair and reasonable and is in the interests of the Company and the Shareholders as a whole.

(c) *Basis of the annual cap*

As set out in the letter from the Board, we note that the Company proposes to set an annual cap of HK$1,287,811,500 for the Proposed Lease Arrangement for the Lease Term. We note that this annual cap represents 25% of the audited consolidated revenue of the Group for the year ended 31 December 2003. The Company and the Directors are of the view that this proposed annual cap is fair and reasonable and is in the interests of the Company and the Shareholders as a whole. We have discussed with the Directors and noted that it is inherently difficult for the management to make any reliable or meaningful projection of the anticipated Casino revenue on which a cap can be set for the Proposed Lease Arrangement as (i) the Casino will only be in operation upon commencement of business at the Development Complex in 2007; (ii) the rental income of the Proposed Lease Arrangement is based on the projected revenue of the Casino, which is unknown; and (iii) there is no precise and accurate way for projecting the rental income from the Leased Premises.

We concur with the view of the Directors as to the difficulties mentioned above in arriving at an annual cap. However, upon discussion with the Directors and given (i) that no precise annual monetary limit can be fixed on the projected rental income from the Leased Premises due to different variables in calculating the rental income, some of which are not within the control of the Company; (ii) that the "Macau" business segment of the Group contributed approximately 11% and 15% revenue of the Group for the six months ended 30 June 2003 and 2004 respectively; (iii) the projection of a continuous increase in revenue contribution from the "Macau" segment to the Group as a result of an optimistic view on the growth of the Macau economy; and (iv) the annual cap at HK$1,287,811,500 (representing 25% of the audited consolidated revenue of the Group for the year ended 31 December 2003) for the Lease Term; we are of the view that the methodology and hence the annual cap imposed by the Company is fair and reasonable, and in the interests of the Company and the Shareholders as a whole. As set out in the letter from the Board, if the annual cap is reached or exceeded during the Lease Term, the Company will present the Proposed Lease Arrangement to the Independent Shareholders for further approval of a new annual cap.

Since the Independent Shareholders have an opportunity to further review and approve a new annual cap if the proposed annual cap is exceeded or reached, we are of the view that such arrangement is fair and reasonable so far as the Company and the Shareholders are concerned.

(d) *Duration of the Proposed Lease Agreement*

The Lease Term of the Proposed Lease Agreement is from the commencement of business of the Development Complex, tentatively scheduled to be 2007, until the expiry of the SJM Concession on 31 March 2020. Although the Lease Term exceeds the three-year term as set out in Rule 14A.35(1) of the Listing Rules, we set out below the reasons for our view that the Proposed Lease Arrangement requires a longer period and to confirm that it is normal business practice for contracts of this type to be of such duration.

In view of the lack of publicly available information on the duration of a lease agreement for casinos (except for those publicly announced as discussed below), we have discussed the duration of the Proposed Lease Arrangement with the Valuer who is experienced in valuing Macau properties. We are given to understand that the Valuer is aware of a current casino lease arrangement in Macau which has a term of 10 years. We have also discussed with the Directors and noted that another casino, which occupies a much smaller space in a prime hotel in Macau, had an initial lease term of more than three years and the casino has been operating for 18 years. We note that two other casinos have leases for a term of 16 years and 10 years with a hotel and gaming establishment respectively. We further note that SJM currently has a number of casinos in Macau, many of which have been situated in the same venue since establishment. It is quite uncommon for successful casinos, once established, to move premises every few years and this is commercially understandable since they tend to become landmarks due to their long-term establishment on specific premises and have built up an associated brand and goodwill at those premises.

In addition, we have noted three recent announcement by Medtech Group Company Limited, Melco International Development Limited and Emperor China (Concept) Investments Limited, made on 14 December 2004, 23 November 2004 and 18 November 2004, respectively, in connection with the establishment of casinos by SJM on various premises in Macau. We have noted from the announcements that the duration of all premises arrangements are uniformly for a maximum period from the commencement of the casino operations until the expiry of the SJM Concession on 31 March 2020.

The Directors consider that it is highly beneficial to the Company to secure a long-term substantial and reputable tenant to lock-in long term rental income, particular for a 20,000 square meter space. The following factors have been considered:

(i) the substantial fixed capital commitment in the Casino and hence it is not commercially sensible for the Company to accept a term for the Proposed Lease Agreement limited to three years only;

(ii) time is normally required to establish the business, reputation and market of any business (including the Casino) and, as such, three years would not be sufficient for the Company to maximize and enjoy such benefits built up in the early years during the later and prosperous years of the Casino, especially when the rental is equivalent to a portion of the Casino revenue;

(iii) the operation of the Casino for the Lease Term would provide the Company with the maximum opportunity to capture the optimal growth of the Casino in view of the growth of the gaming industry in Macau;

(iv) the securing as an anchor tenant of a reputable long-term tenant with profound experience in gaming would enhance the revenue base of the Company and draw visitor traffic to the Development Complex. This would in turn enhance the overall business of the Development Complex and enhance the rental value of the Development Complex overall;

(v) in view of (as noted above) the history of security of premises by casino operators for the purpose of establishing on a long-term basis a specific premise for its casino business and the important associated brand, goodwill and market derived therefrom; and

(vi) other comparable leasing arrangements entered into by SJM for the purpose of operating casinos in Macau which are for a maximum term from the commencement of the relevant casino operations until the expiry of SJM Concession in 2020.

In view of the foregoing, we are of the view that there are special circumstances that require the Proposed Lease Agreement to be of a duration longer than three years. In addition we confirm it to be normal business practice for contracts of this type to be of a long-term nature in the gaming industry and it is in the interests of the Company and the Shareholders as a whole to enter into the Proposed Lease Agreement for the Lease Term.

Having considered the above as a whole, we are of the view that the Lease Term of the Proposed Lease Agreement is fair and reasonable and is in the interests of the Company and the Shareholders as a whole.

C. CONTINUING CONNECTED TRANSACTIONS

In assessing whether the STDM Transactions and their respective monetary annual caps are in the ordinary and usual course of business, on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole, we have taken into account the following principal factors:

1. Reasons for and benefits of the SAA Amendment

The Company is an investment holding company and its subsidiaries are principally engaged in three core businesses comprising shipping, property development and hospitality. The turnover and the operating profit of the shipping division was approximately HK$739 million and approximately HK$96 million, representing approximately 33.0% and 21.1% of the Group's turnover and operating profit for the six months ended 30 June 2004 respectively. The STCTS Group, being the Group's shipping arm, is the major operator of passenger ferry services between Hong Kong, Macau and other destinations in the Pearl River Delta.

STDM has been appointed by STCTS since 3 June 1999 as its exclusive agent for the sale of ferry tickets at the Macau Wharf and as a non-exclusive agent for the sale of ferry tickets at directly operated ticketing counters in the rest of Macau. The STDM Sales Agency Arrangement and the STDM Ticket Purchases Arrangement under the STDM Agency Agreement are subject to the Waiver, which will expire on 31 December 2004. The STDM Agency Agreement, as amended by the SAA Amendment, will be in force for an initial period of 36 months commencing on 1 January 2005, and is subject to renewal for a further period of 36 months.

As set out in the letter from the Board, STDM has historically been the largest ticketing agent of the STCTS Group. The continued appointment of STDM as a ticketing agent under the STDM Sales Agency Arrangement enables STCTS to distribute ferry tickets in an efficient and cost-effective manner, especially at the Macau Wharf where STDM is its exclusive agent, without itself having to operate separate ticket offices or outlets. Under the STDM Ticket Purchases Arrangement, STDM also purchases ferry tickets for its own account from STCTS for its hotel and promotion activities and is the largest customer of STCTS. Currently, STCTS also pays commissions to third party agents and gives discounts to bulk purchase customers.

In view of the above, we concur with the Directors that it is reasonable for the Company to continue the STDM Transactions in order to maintain the operational efficiency by working with STDM.

2. **Terms of the STDM Transactions**

(i) *STDM Sales Agency Arrangement*

STCTS will continue to pay to STDM the Commission, calculated at 5% on the total net ticket sales generated by STDM as agent (less any discounts and concessions agreed by STCTS, and any fees, levies and taxes paid thereon to any government or ferry terminal operator).

The Directors confirm that the Commission was determined based on arm's length negotiations, in the normal course of business, and is in line with market practice. Based on our review of the information provided by the Company on commission rates currently paid to other ticket agents independent of STCTS Group, the commission rate granted to STDM is within the range of commission rates currently paid to other ticket agents and is fair and reasonable. The amounts of Commission paid to STDM as agent in the three years ended 31 December 2003 were approximately HK$16.2 million, HK$15.8 million and HK$12.0 million respectively. Since the commission rate of 5% paid to STDM is within the range of commission rates offered to other independent ticketing agents, we are of the view that the terms of the STDM Sales Agency Arrangement are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

(ii) *STDM Ticket Purchases Arrangement*

STCTS will continue to grant to STDM the Discount up to a maximum of 12% (or lower as may be agreed between the parties) of the price of ferry tickets for its own account under the STDM Ticket Purchases Arrangement.

The Directors confirm that the STDM Ticket Purchases are on normal commercial terms and in the normal course of business at the prevailing market rate. The Discount granted to STDM in the three years ended 31 December 2003 were approximately HK$43.1 million, HK$27.2 million and HK$20.1 million respectively. Based on the information provided by the Company, discounts granted to bulk purchasers independent of STCTS depend on (i) their commercial relationship with STCTS; (ii) the stability of their demand; and (iii) the quantity of tickets purchased. As the granting of Discount at a rate of up to 12% is within the range of discount granted to other bulk purchasers independent of STCTS, we are of the view that the terms of the STDM Ticket Purchases Arrangement are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

3. **Basis of the annual caps**

In assessing whether the annual caps on the STDM Transactions proposed by the Company are fair and reasonable, we have reviewed the Company's projections and the historical amounts for the three years ended 31 December 2003 and the actual unaudited figures for the first nine months ended 30 September 2004 on (i) the amounts of Commission paid; (ii) amounts of ferry tickets sold to STDM; and (iii) the amounts of Discount granted to STDM. We have reviewed the

assumptions underlying the Directors' assessment of the anticipated growth in sales of ferry tickets. Upon discussion with the Directors, we understand that the annual caps have been determined after taking into consideration the following factors:

(i) the actual amounts of Commission paid to STDM as agent of STCTS for the three years ended 31 December 2003 and the actual unaudited amount of Commission paid to STDM for the first nine months ended 30 September 2004;

(ii) the actual amounts of ferry tickets sold to STDM for its own account for the three years ended 31 December 2003 and the actual unaudited amount of ferry tickets sold to STDM for the first nine months ended 30 September 2004;

(iii) actual amounts of Discount granted to STDM for the three years ended 31 December 2003 and the actual unaudited amount of ferry tickets sold to STDM for the first nine months ended 30 September 2004; and

(iv) the estimated growth of net ticket sales to be generated by STDM as agent, the estimated growth of the STDM Ticket Purchases and the Discount for the next three years in view of the anticipated business growth and development in Macau.

The Commission paid to STDM as agent in the three years ended 31 December 2003 were approximately HK$16.2 million, HK$15.8 million and HK$12 million. We note that the proposed new annual caps for the three financial years ending 31 December 2005, 2006 and 2007 shall not exceed HK$17 million, HK$20 million and HK$22 million respectively.

The STDM Ticket Purchases in the three years ended 31 December 2003 were approximately HK$359 million, HK$344.1 million and HK$401.5 million. We note that the proposed new annual caps for the three financial years ending 31 December 2005, 2006 and 2007 shall not exceed HK$511 million, HK$526 million and HK$542 million respectively.

The Discount offered to STDM in the three years ended 31 December 2003 were approximately HK$43.1 million, HK$27.2 million and HK$20.1 million. We note that the proposed new annual caps for the three financial years ending 31 December 2005, 2006 and 2007 shall not exceed HK$26 million, HK$27 million and HK$28 million respectively.

We note that there is a sharp rise in the projected amounts of the Commission paid, and the Discount granted, to STDM for 2005 as compared to 2003, which was partly attributable to the adverse impact of SARS on tourism and visitor arrivals to Macau. However, having reviewed the actual unaudited amounts of Commission paid, ferry tickets sold and Discount granted to STDM for the nine months ended 30 September 2004, we note that their respective anticipated growth in 2005 is reasonable.

We have also reviewed the historical visitor arrivals statistics published by the Statistic and Census Service of Macau Government and note that total visitor arrivals for the nine months ended 30 September 2004 soared by approximately 45.3% year-on-year from approximately 8.4 million to 12.2 million. Given (i) the significant growth in visitor arrivals in the nine months ended 30 September 2004; (ii) the positive impact of further implementation of the Individual Visit Scheme on Macau's tourism supported by statistics from the Statistic and Census Service of Macau Government showing PRC visitors contributed approximately 57% of total visitor arrivals in the nine months ended 30 September 2004 (as compared to approximately 45% in the nine months ended 30 September 2003); (iii) the implementation of CEPA and Pan-Pearl River Delta Regional Cooperation Frame Agreement and the expected resulting increase in the number of business travellers and the frequency of visits; and (iv) the increase in the number of tourists in the region including notably to Macau and to Hong Kong with the expected opening of Disneyland in Hong Kong at the end of 2005, we consider the anticipated projected growth estimate by the Company in 2006 and 2007 to be fair and reasonable.

Given (i) the anticipated growth of revenue of ferry ticket sales as a result of projected increase in visitors from the PRC owing to further implementation of the Individual Visit Scheme; (ii) the increase in places of interest in Macau which should attract more visitors and tourists to Macau from other places; and (iii) based on historical amounts of Commission paid, tickets sold to, and Discount granted to STDM for the three years ended 31 December 2003 and the actual unaudited figures for the first nine months ended 30 September 2004, we are of the view that the annual caps are fair and reasonable so far as the Independent Shareholders are concerned.

OVERALL RECOMMENDATION

Having considered the principal factors referred to above, we are of the view that (i) the Acquisition; (ii) the Proposed Lease Arrangement and the annual cap; and (iii) the STDM Transactions and the annual caps are in the ordinary and usual course of business of the Company, on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM to approve (i) the Acquisition (including the allotment and issuance of the Consideration Shares); (ii) the Proposed Lease Arrangement and the annual cap; and (iii) the STDM Transactions and the annual caps.

Yours faithfully,
For and on behalf of
Commerzbank AG Hong Kong Branch

Johnson Fu
Regional Head of Corporate Finance

Helen Ho
Head of Corporate Finance — M&A Advisory

The following is the text of a letter and a valuation certificate, prepared for the purpose of incorporation in this circular by Chesterton Petty Limited, an independent property valuer, in connection with their valuation as at 2 November 2004 of the Property.


Chesterton
PETTY
卓德

International Property Consultants

Chesterton Petty Ltd
16/F CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

Tel 2840 1177
Fax 2840 0600

17 December 2004

The Directors
Shun Tak Holdings Limited
39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

Dear Sirs,

LAND DEVELOPMENT RIGHT IN PLOTS D2, D3, D4 AND D5 IN ZONE D OF NAM VAN, MACAU

In accordance with your instructions to us to value the above property interest to be acquired by Shun Tak Holdings Limited (hereinafter known as the "Company") or its subsidiaries (together referred to as the "Group"), we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the open market value of the above property interest as at 2nd November 2004.

Our valuation is our opinion of the open market value which we would define as intended to mean "the best price at which the sale of an interest in property would have been completed unconditionally for cash consideration on the date of valuation, assuming:-

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of the price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently, and without compulsion".

Our valuation has been made on the assumption that the owner sells the property interest on the open market without the benefit of a deferred term contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the value of the property interest. In addition, no account has been taken of any option or right of pre-emption concerning or affecting the sale of the property interest and no forced sale situation in any manner is assumed in our valuation.

In the course of our valuation of the property interest, we have assumed that the owner of the property interest has enforceable title and has free and uninterrupted rights to use, occupy, assign or transfer the property interest for the whole of the term to be granted.

We have valued the property interest by reference to sales evidence as available on the market and our knowledge of the prevailing market condition assuming that vacant possession of the property interest would be readily available upon completion of a sale.

We have been provided with a copy of the agreement for sale and purchase in relation to the sale of the shares in the Land Companies that will hold the Land Development Rights in the Property. We have not, however, inspected the original documents to verify ownership or to ascertain the existence of any subsequent amendments which do not appear on the copies handed to us. In the course of our valuation, we have relied to a very considerable extent on the information given by the instructing party and have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, particulars of occupancy, development proposal, site and floor areas and other relevant matters. Dimension, measurements and areas included in the valuation certificate attached is based on information provided to us and are therefore only approximations. We have no reason to doubt the truth and accuracy of the information provided to us by the instructing party which is material to the valuation. We were advised by the instructing party that no material facts have been omitted from the information provided.

We have inspected the Property valued. We have not carried out investigations on site to determine the suitability of the ground conditions and the services etc for any future developments. Our valuation is prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period. We have not been able to carry out detailed on-site measurements to verify the site area of the property interest and we have assumed that the areas shown on the documents handed to us are correct.

No allowance has been made in our report for any charges, mortgages or amounts owing on the property interest nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interest is free from encumbrances, restrictions and outgoings of an onerous nature which could affect its value.

We enclose herewith our valuation certificate.

Yours faithfully
For and on behalf of
Chesterton Petty Limited
Charles C K Chan
MSc FRICS FHKIS MCIArb RPS(GP)
Executive Director

Enc

Note: Charles C K Chan, Chartered Estate Surveyor, MSc, FRICS, FHKIS, MCIArb, RPS(GP), has been a qualified valuer with Chesterton Petty Limited since June 1987 and has about 20 years' experience in the valuation of properties in Hong Kong and has about 15 year's experience in the valuation of properties in Macau.

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at 2nd November 2004
Land Development Right in Plots D2, D3, D4 and D5 in Zone D of Nam Van, Macau	The subject pieces of land comprise four contiguous lands to form a large oval shape level site located at the waterfront of Nam Van in Macau. The total site area is about 39,800 sq m (428,410 sq ft).	The property is currently vacant.	HK$1,620,000,000

The subject Land Development Right is to develop a complex with hotel, residential, office and commercial premises as well as various ancillary recreational/carparking facilities. Upon completion and subject to market conditions, the development will provide the following gross floor areas:-

Uses	Gross Floor Area	
	sq m	*sq ft*
Hotel	46,451.13	500,000
Office	46,451.13	500,000
Retail	46,451.13	500,000
Residential	111,482.72	1,200,000
Total	250,836.11	2,700,000

The land grant document for the subject piece of land has not yet been issued but will, according to common practice in Macau, be prepared after the submission of the development plans. It is assumed that the term of grant will be a normal term of 25 years renewable for successive further terms of 10 years up to 19th December 2049.

Notes:

(1) The entitlement of the subject Land Development Right is in favour of the Land Companies upon completion of the Acquisition.

(2) In preparing our valuation, we have assumed that the Macau Government will permit the proposed development via issuance of a new land lease/modification of the existing lease and the land premium, if any, in connection with the acquisition of the subject plots of land for the proposed development have been fully paid.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this circular misleading.

SHARE CAPITAL OF THE COMPANY

Authorised and issued share capital

As at the Latest Practicable Date, the authorised and issued share capital of the Company, before and after completion of the Acquisition, is and will be as follows:

Authorised		*HK$*
4,000,000,000	Shares	1,000,000,000.00
Issued, fully paid or credited as fully paid		
2,080,026,240	Shares in issue as at the Latest Practicable Date	520,006,560.00
148,883,374	New Shares to be issued upon completion of the Acquisition	37,220,843.50
2,228,909,614	Shares *(Note)*	557,227,403.50

All Shares in issue rank pari passu in all respects including as to dividends, voting rights and interest in capital.

Note: Assuming no outstanding share options are exercised or any new Shares issued prior to completion of the Acquisition

DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions

of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

(a) **Interests of the Directors in the Shares and underlying shares of the Company**

		Personal interest		**Corporate interest**	
Name of Directors	*Note*	**Number of Shares**	**Approximate % of issued Shares**	**Number of Shares**	**Approximate % of issued Shares**
Dr. Stanley Ho	(i)	248,249,527	11.93%	36,285,523	1.74%
Sir Roger Lobo		—	—	—	—
Mr. Robert Kwan		—	—	—	—
Mr. Norman Ho		—	—	—	—
Dato' Dr. Cheng Yu Tung		—	—	—	—
Mrs. Mok Ho Yuen Wing, Louise		323,627	0.02%	—	—
Ms. Pansy Ho	(ii)	45,745,344	2.20%	97,820,707	4.70%
Ms. Daisy Ho	(iii)	44,959,551	2.16%	97,820,707	4.70%
Dr. Ambrose So	(iv)	30,563,990	1.47%	—	—
Mr. Patrick Huen	(v)	10,141,370	0.49%	5,994,849	0.29%
Mr. Andrew Tse	(vi)	12,403,870	0.60%	—	—
Mr. Anthony Chan	(vii)	16,610,120	0.80%	—	—
Ms. Maisy Ho	(viii)	21,788,175	1.05%	23,066,918	1.11%
Mr. David Shum	(ix)	5,000,000	0.24%	—	—

Notes:

(i) The personal interest of Dr. Stanley Ho represents the interest in 246,662,227 Shares and interest in 1,587,300 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options". The corporate interest of Dr. Stanley Ho represents the interest in 11,446,536 Shares held by Sharikat Investments Limited (SIL) and 24,838,987 Shares held by Dareset Limited (DL). SIL and DL are wholly-owned by Dr. Stanley Ho.

(ii) The personal interest of Ms. Pansy Ho represents the interest in 15,152,821 Shares and interest in 30,592,523 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options". The corporate interest of Ms. Pansy Ho represents the interest in 97,820,707 Shares held by Beeston Profits Limited (BPL). BPL is wholly-owned by Ms. Pansy Ho.

(iii) The personal interest of Ms. Daisy Ho represents the interest in 14,367,028 Shares and interest in 30,592,523 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options". The corporate interest of Ms. Daisy Ho represents the interest in 97,820,707 Shares held by St. Lukes Investments Limited (LIL). LIL is wholly-owned by Ms. Daisy Ho.

(iv) The personal interest of Dr. Ambrose So represents the interest in 10,406,250 Shares and interest in 20,157,740 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options".

(v) The personal interest of Mr. Patrick Huen represents the interest in 62,500 Shares and interest in 10,078,870 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options". The corporate interest of Mr. Patrick Huen represents the interest in 5,994,849 Shares held by Enhance Gain Investments Limited (EGIL). EGIL is wholly-owned by Mr. Patrick Huen.

(vi) The personal interest of Mr. Andrew Tse represents the interest in 2,325,000 Shares and interest in 10,078,870 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options".

(vii) The personal interest of Mr. Anthony Chan represents the interest in 6,531,250 Shares and interest in 10,078,870 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options".

(viii) The personal interest of Ms. Maisy Ho represents the interest in 1,630,435 Shares and interest in 20,157,740 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options". The corporate interest of Ms. Maisy Ho represents the interest in 23,066,918 Shares held by LionKing Offshore Limited (LOL). LOL is wholly-owned by Ms. Maisy Ho.

(ix) The personal interest of Mr. David Shum represents the interest in 5,000,000 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options".

(b) Interests of Directors in subsidiaries

Name of Director	Name of subsidiary	Corporate interest	Percentage of interest
Dr. Stanley Ho	Shun Tak Cultural Centre Limited	4 ordinary shares	40.00%

Note: Certain nominee shares in subsidiaries were held by Ms. Pansy Ho, Ms. Daisy Ho, Dr. Ambrose So, Mr. Patrick Huen, Mr. Andrew Tse and Ms. Maisy Ho in trust for the Company or its subsidiaries.

(c) Interests of the Directors in associates

Dr. Stanley Ho owns 1 ordinary share (representing 10% interest) in South Light Limited as his personal interest.

All the interests disclosed in sections (a) to (c) above represent long positions in the Shares or underlying shares of the Company or shares of associated corporations (as the case may be).

(d) Share options

Grantee	Date of grant	Exercise/ vesting period	Exercise price per Share	Number of share options as at the Latest Practicable Date
Dr. Stanley Ho	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	1,587,300
Ms. Pansy Ho	3 January 2000	3 January 2000 to 2 January 2010	HK$1.15	10,434,783
	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	20,157,740
Ms. Daisy Ho	3 January 2000	3 January 2000 to 2 January 2010	HK$1.15	10,434,783
	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	20,157,740
Dr. Ambrose So	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	20,157,740
Mr. Patrick Huen	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	10,078,870
Mr. Andrew Tse	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	10,078,870
Mr. Anthony Chan	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	10,078,870
Ms. Maisy Ho	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	20,157,740
Mr. David Shum	22 September 2004	22 September 2004 to 21 September 2014	HK$4.20	5,000,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or the chief executive of the Company had any interest or short position in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

(e) **Substantial Shareholders**

As at the Latest Practicable Date, so far as is known to the Directors, the following persons (not being a Director or chief executive of the Company) had an interest or short position in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of substantial Shareholders	Number of Shares	Approximate % of issued share capital
Shun Tak Shipping Company, Limited (STS) and its subsidiaries	308,057,215	14.81%
STDM and its subsidiary	263,667,107	12.68%

Notes:

(i) Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung, Mrs. Mok Ho Yuen Wing, Louise, Ms. Pansy Ho and Ms. Daisy Ho have beneficial interests in STS and Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung, Ms. Pansy Ho and Ms. Daisy Ho are directors of STS.

(ii) Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung, Mrs. Mok Ho Yuen Wing, Louise and Ms. Pansy Ho have beneficial interests in and are directors of STDM and Mr. David Shum has a beneficial interest in STDM.

(iii) All the interests disclosed above represent long positions in the shares of the Company.

Interests in other members of the Group

As at the Latest Practicable Date, so far as is known to the Directors, the following substantial Shareholders (not being a Director or chief executive of the Company) had an interest in 10% or more of the nominal value of a class of share capital carrying rights to vote in all circumstances at general meetings of another member of the Group:

Name of substantial Shareholders	Name of subsidiary of the Company	Number of ordinary shares	% of issued share capital
STDM	Interdragon Limited	4,000	40.00%
STDM	Shun Tak, Serviços Recreativos, S.A.	2,000	20.00%

Save as disclosed above, the Directors and chief executive of the Company are not aware that there is any person who, as at the Latest Practicable Date, had an interest or short position in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or that there is any substantial Shareholder who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other members of the Group (or has any option in respect of such capital).

LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was involved in any litigation or claims of material importance and there was no litigation or claims of material importance known to the Directors to be pending or threatened against the Company or any of its subsidiaries.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

The following Directors are considered to have interests in the following businesses, which compete or are likely to compete, either directly or indirectly, with the business of the Group:

Dr. Stanley Ho is a director of, and has beneficial interests in Melco International Development Limited, Shun Tak Centre Limited (STC) and STDM, which are also engaged in the businesses of property investment, development and/or hospitality. Mrs. Mok Ho Yuen Wing, Louise and Ms. Pansy Ho are directors and shareholders of STDM and Mr. David Shum is a shareholder of STDM.

Dato' Dr. Cheng Yu Tung is a director of, and/or has beneficial interests in, New World Development Company Limited, Chow Tai Fook Enterprises Limited, Aberdeen Restaurant Enterprises Limited, STC and STDM, which are also engaged in the businesses of property investment, development ferry services and/or hospitality.

Ms. Pansy Ho, Ms. Daisy Ho, Mr. Andrew Tse and Ms. Maisy Ho are directors of STC, which is also engaged in the business of property investment.

As the Board is independent of the boards of these entities, the Group is therefore capable of carrying on such businesses independently of, and at arm's length from, the businesses of these entities.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or their respective associates has any interest in any company or business which competes or may compete with the business of the Group.

DIRECTORS' INTERESTS IN CONTRACTS OR ARRANGEMENTS

Pursuant to ongoing arrangements, the Group purchases fuel for its Macau shipping operations from the STDM Group, which also loads the fuel into the vessels. The price of the fuel is set by reference to the Singapore spot prices to which a small handling fee based on volume is added. The Group receives reimbursements for technical services rendered to the STDM Group in relation to the loading of fuel based on time spent by staff on such supervision activities. The unaudited net amount paid to STDM under such arrangement was approximately HK$55 million for the six months ended 30 June 2004.

Other than as disclosed in this circular, as at the Latest Practicable Date, none of the Directors are materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the business of the Group taken as a whole.

QUALIFICATION

The following are the qualifications of the experts who have given opinions or advice which are contained in this circular:

Name	Qualification
Commerzbank AG Hong Kong Branch	A licensed bank under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong)
Chesterton Petty Limited	Chartered surveyors and independent valuers

CONSENTS

(a) As at the Latest Practicable Date, each of Commerzbank and Chesterton Petty Limited has confirmed that they are not interested in any securities of the Company or any of its subsidiaries or associated corporations of the Company or any right (whether legally enforceable or not) or option to subscribe for or nominate persons to subscribe for any securities of the Company or any of its subsidiaries or associated corporations of the Company.

(b) As at the Latest Practicable Date, each of Commerzbank and Chesterton Petty Limited has confirmed that they do not have any direct or indirect interest in any assets which have been, since 31 December 2003 the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by, or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(c) Each of Commerzbank and Chesterton Petty Limited has given and not withdrawn its written consent to the issue of this circular with the inclusion of its letter, report or certificate or summary of its opinion (as the case may be) and references to its name included herein in the form and context in which it is included.

(d) The letter and recommendation given by Commerzbank is as at the date of this circular for incorporation herein.

(e) The valuation report given by Chesterton Petty Limited is as at the date of this circular (based on a valuation made as at 2 November 2004) for incorporation herein.

MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2003 (the date to which the latest published audited accounts of the Group were made up).

PROCEDURE FOR DEMANDING A POLL BY SHAREHOLDERS

Article 56 of the Company's articles of association sets out the procedure by which Shareholders may demand a poll:

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. Subject to the Companies Ordinance, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least three members present in person or by proxy and entitled to vote; or

(c) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights or all members having the right to attend and vote at the meeting; or

(d) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

In accordance with the Listing Rules, the ordinary resolutions to be proposed at the EGM to approve the Acquisition, the Proposed Lease Arrangement and the annual cap, and the STDM Transactions and the annual caps are required to be voted by way of a poll.

GENERAL

(a) None of the Directors have any existing or proposed service contract with any member of the Group which is not terminable by the employing company within one year without payment of compensation other than statutory compensation.

(b) Other than as disclosed in this circular, none of the Directors have any direct or indirect interest in any assets which have been, since 31 December 2003 the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by, or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(c) The secretary of the Company is Ms. Tsang Mei Chu, Angela. She is a professional accountant and an associate member of the Hong Kong Institute of Certified Public Accountants. She joined the Company in 1998 and is currently the Group Financial Controller of the Company.

(d) This circular has been prepared in both English and Chinese. In the case of any discrepancy, the English language text of this circular shall prevail.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours except Saturday, Sunday and public holidays at the offices of Norton Rose at 38th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong from the date of this circular up to and including the date of the EGM (and any adjournment thereof):

(a) the SPA;

(b) the Confirmation Letter;

(c) the SAA Amendment and the STDM Agency Agreement;

(d) memorandum and articles of association of the Company;

(e) the audited accounts of the Group for each of the two financial years ended 31 December 2003;

(f) the valuation report from Chesterton Petty Limited, the text of which is set out in Appendix I to this circular;

(g) the written consents given by Commerzbank and Chesterton Petty Limited and referred to in the paragraph headed "Consents" in this appendix;

(h) the letter from the Independent Board Committee, the text of which is set out in this circular; and

(i) the letter of advice from Commerzbank, the text of which is set out in this circular.



SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 242)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Shun Tak Holdings Limited (the "Company") will be held at the Golden Restaurant, Macau Jockey Club (HK) Club House, 1st Floor, China Merchants Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on 6 January 2005 at 3:00 p.m. for the purpose of considering and if thought fit, passing the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

1. "**THAT**:

the acquisition of the Sale Shares (as such are defined in the circular dated 17 December 2004 and despatched to shareholders of the Company of which this notice forms part (the "**Circular**")) (the "**Acquisition**"), on the terms of and subject to the conditions of the sale and purchase agreement dated 11 November 2004 (the "**SPA**") between Pat Soi, Limitada a wholly-owned subsidiary of the Company ("**Pat Soi**"), the Company, Sai Wu Investimento Limitada ("**Sai Wu**") and Dr. Stanley Ho, (a copy of which was signed by the Chairman of the Meeting and marked "A" for the purposes of identification and which was produced to the meeting) pursuant to which Pat Soi agreed to buy and Sai Wu agreed to sell or procure the sale of the Sale Shares subject to and in accordance with the terms and conditions set out therein and the Company agreed to guarantee the obligations and liabilities of Pat Soi and to allot and issue 148,883,374 new shares of HK$0.25 each (the "**Consideration Shares**") as part of the consideration for the Acquisition, as described in the Circular be and is hereby approved and the Directors (or a duly authorised committee thereof) be and are hereby authorised to take all such steps to implement the same and to execute all documents or deeds as they may consider necessary or appropriate in relation thereto and to make any changes, modifications, amendments, waivers, variations or extensions of such terms and conditions as they think fit and the Directors be and are hereby authorised to exercise all the powers of the Company to allot and issue the Consideration Shares in satisfaction of the Company's obligations to issue shares as contemplated under the SPA."

2. "**THAT**:

(a) the STDM Transactions (including without limitation the Commission, the STDM Ticket Purchases and the Discount) pursuant to the terms and conditions of the STDM Agency Agreement as amended by the SAA Amendment, as all are defined and described in the Circular, together with the annual caps as set out in paragraphs (b), (c) and (d) below, be and are hereby approved and the Directors (or a duly authorised committee thereof) be and

are hereby authorised to take all such steps to implement the same and to execute all documents or deeds as they may consider necessary or appropriate in relation thereto and to make any changes, modifications, amendments, waivers, variations or extensions of such terms and conditions of the STDM Transactions as they think fit;

(b) the Commission payable by Shun Tak-China Travel Shipping Investments Limited ("**STCTS**") to Sociedade de Turismo e Diversões de Macau S.A.R.L. ("**STDM**") during the three financial years ending 31 December 2005, 2006 and 2007 shall not exceed HK$17 million, HK$20 million and HK$22 million respectively;

(c) the STDM Ticket Purchases during the three financial years ending 31 December 2005, 2006 and 2007 shall not exceed HK$511 million, HK$526 million and HK$542 million respectively;

(d) the Discount granted by STCTS to STDM during the three financial years ending 31 December 2005, 2006 and 2007 shall not exceed HK$26 million, HK$27 million and HK$28 million respectively."

3. "**THAT**:

the proposed lease arrangement on the terms and conditions of the Confirmation Letter (as such is defined in the Circular), whereby, subject to obtaining the approval of the Gaming Inspection and Coordination Bureau of Macau, Goldman (Hong Kong) Limited, a wholly-owned subsidiary of the Company ("**Goldman HK**") agrees to lease to Sociedade de Jogos de Macau, S.A. ("**SJM**") approximately 20,000 square meters of floor space for the operation of the Casino with not less than 180 gaming tables on the Leased Premises (as such are defined in the Circular) (the "**Proposed Lease Arrangement**"), the terms and conditions of which will be set out in the Proposed Lease Agreement (as such is defined in the Circular) to be entered into by Goldman HK and SJM which will also include other terms commonly found in a lease agreement in Macau, together with the annual cap of HK$1,287,811,500, as described in the Circular be and are hereby approved and the Directors (or a duly authorised committee thereof) be and are hereby authorised to take all such steps to implement the same and to execute all documents or deeds (including without limitation the Proposed Lease Agreement) as they may consider necessary or appropriate in relation thereto and to make any changes, modifications, amendments, waivers, variations or extensions of such terms and conditions of the Proposed Lease Arrangement (including without limitation the Confirmation Letter) as they think fit."

By order of the Board
Ms. Angela Tsang
Company Secretary

Hong Kong, 17 December 2004

Registered office:
Penthouse
39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

Notes:

1 A member of the Company entitled to attend, and vote at, the above meeting is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2 In order to be valid, a form of proxy must be deposited at the Company's registered office together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

3 Completion and return of the form of proxy will not preclude a member from attending and voting at the above meeting or any adjournment thereof if he so wishes. In that event, his form of proxy will be deemed to have been revoked.

4 In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.

5 In the case of any conflict between any translation and the English text hereof, the English text will prevail.

目　錄

內，除文義另有所指外，下列詞語具以下涵義：

	指	拔萃向Sai Wu根據買賣協議之條款及條件收購待售股份
avis」	指	Alpha Davis Investments Limited，一家於英屬處女群島註冊成立之公司，由何博士持有47%權益，並由何超瓊女士、何超鳳女士及何超蕸女士共同擁有之公司持有53%權益。Sai Wu 已指派Alpha Davis收取代價股份
繫人」	指	具有上市規則所賦予之涵義
「董事會」	指	董事會
「賭場」	指	待取得博彩批准後，澳博如確認函所述於綜合建築物業內的租賃物業上經營之賭場
「德國商業銀行」	指	德國商業銀行，透過其香港分行(於香港金融管理局註冊之認可機構)，可從事《證券及期貨條例》附表五所載第1、4及6類受規管活動，並獲委任為獨立董事委員會及獨立股東之獨立財務顧問，就收購事項、擬訂租賃安排和年度上限及澳娛交易和年度上限提供意見
「佣金」	指	澳娛根據澳娛代理協議之銷售代理安排，出任信德中旅於澳門碼頭之獨家船票銷售代理，以及作為於澳門其他地方直接經營售票處銷售船票之非獨家代理而須向信德中旅收取之佣金
「本公司」／「貴公司」	指	信德集團有限公司，一家於香港註冊成立之公司，其股份於聯交所上市
「確認函」	指	澳博致高盟香港日期為二零零四年十一月二十四日具法律約束力之確認函(由高盟香港加簽)，確認待取得博彩批准後，澳博將與高盟香港訂立擬訂租約
「關連人士」	指	具有上市規則所賦予之涵義

「代價股份」	指	根據股東特別大會上之批准，本公司股本中須發行予Alpha Davis之148,883,374股新股份，作為收購事項之部份代價
「綜合建築物業」	指	於該物業上之物業發展於落成後佔地不少於2,700,000平方呎總樓面面積
「董事」	指	本公司董事
「折扣」	指	根據澳娛代理協議作出之澳娛船票購買安排，信德中旅就澳娛為其本身購買船票而給予澳娛之折扣
「何博士」	指	何鴻燊博士，本公司主要股東兼主席
「股東特別大會」	指	本公司就審議及，如合適，批准收購事項(包括配發及發行代價股份)、擬訂租賃安排和年度上限及澳娛交易和年度上限而召開之股東特別大會，有關大會通告載於本通函第59至61頁
「博彩批准」	指	澳門博彩監察協調局發出之批准
「高盟香港」	指	高盟(香港)有限公司，一間於香港註冊成立之投資控股公司，由本公司全資擁有
「本集團」或「貴集團」	指	本公司及其附屬公司
「港元」	指	香港之法定貨幣港元
「香港」	指	中國香港特別行政區
「獨立董事委員會」	指	董事會之獨立委員會，成員包括獨立非執行董事羅保爵士、關超然先生及何厚鏘先生，彼等獲委任就收購事項、擬訂租賃安排和年度上限及澳娛交易和年度上限向獨立股東提供意見

「獨立股東」	指	除何博士、何超瓊女士、何超鳳女士、何超蕸女士、澳娛、信德船務有限公司、彼等各自之聯繫人及於收購事項及／或擬訂租賃安排及／或澳娛交易(如適用)持有重大權益之任何其他關連人士(如有)及擁有重大權益之任何股東(及其聯繫人)以外之股東
「發行價」	指	每股代價股份約5.04港元，相等於緊接股份於二零零四年十一月四日在聯交所暫停買賣前十個交易日之每股平均收市價
「土地公司」	指	於緊接完成前及完成時持有土地發展權之獨有受益人之該等公司，並將成為該物業地盤或地段(一起構成該物業)之註冊、合法及實益擁有人
「土地發展權」	指	澳門政府及任何其他適用之監管機構准許該物業可發展總樓面面積合共不少於2,700,000平方呎，以及進行多用途物業發展，而批出之一切所需之土地特許、許可證、批准及授權書
「最後實際可行日期」	指	二零零四年十二月十六日，即本通函付印日期前為確定通函所載若干資料之最後實際可行日期
「租賃物業」	指	待取得博彩批准後，把綜合建築物業內佔地約20,000平方米之面積租賃予澳博以經營賭場
「上市規則」	指	聯交所證券上市規則
「澳門」	指	中國澳門特別行政區
「澳門碼頭」	指	位於澳門外海港碼頭
「澳門元」	指	澳門之法定貨幣澳門元
「意向書」	指	本公司與Sai Wu於二零零四年十一月五日訂立有關收購事項具法律約束力之意向書
「拔萃」	指	拔萃有限公司，於澳門註冊成立之公司，為本公司之全資附屬公司

「中國」	指	中華人民共和國
「該物業」	指	位於澳門之四幅物業用地，包括澳門外港新填海區地段第D2、D3、D4及D5號，總地盤面積（包括道路）為39,800平方米或土地特許所有權訂明之總地盤面積（以較大者為準），北面以孫逸仙博士大馬路為界限，而南面以休憩公園為界限，並毗鄰澳門南灣澳門塔
「擬訂租約」	指	待取得博彩批准後，高盟香港與澳博將訂立擬訂租約，當中載有確認函之條款及澳門租約普遍訂明之其他條款
「擬訂租賃安排」	指	確認函之條款及條件安排，待取得博彩批准後，高盟香港同意向澳博出租綜合建築物業內的租賃物業上約20,000平方米樓面面積供經營賭場，場內將設不少於180張賭桌，此項安排之條款及條件將載於擬訂租約內
「澳娛代理協議修訂書」	指	信德中旅與澳娛於二零零四年十二月十四日就修訂澳娛代理協議訂立之修訂協議
「Sai Wu」	指	Sai Wu Investimento Limitada，一家於澳門註冊成立之投資控股公司，由何博士持有60%權益及由獨立第三者持有40%權益
「待售股份」	指	各家土地公司之全部已發行股本
「證券及期貨條例」	指	《香港法例》第571章《證券及期貨條例》
「股份」	指	本公司股本中每股面值0.25港元之股份
「股東」	指	本公司股東
「澳博」	指	澳門博彩股份有限公司，一間根據澳門法例註冊成立之公司，為獲澳門政府批出博彩專營權可於澳門經營賭場的三間公司之一。其為澳娛擁有大多數權益之附屬公司
「澳博專營權」	指	澳門政府授予澳博由二零零二年四月一日起至二零二零年三月三十一日止期間於澳門經營賭場之專營權

「買賣協議」	指	(1)拔萃、(2) Sai Wu、(3)本公司及(4)何博士於二零零四年十一月十一日就出讓及收購待售股份而訂立之買賣協議
「信德中旅」	指	信德中旅船務投資有限公司，一間於英屬處女群島註冊成立之公司，以及本集團之附屬公司，由本集團擁有71%權益，並由香港中旅國際投資有限公司(於聯交所上市之公司)之全資附屬公司持有29%權益
「信德中旅集團」	指	信德中旅及其附屬公司
「澳娛」	指	澳門旅遊娛樂有限公司，一間根據澳門法例註冊成立之公司，為本公司主要股東及關連人士，以及澳博之大股東
「澳娛代理協議」	指	信德中旅及澳娛於一九九九年六月三日訂立之代理協議，於二零零二年四月二十九日修訂，其後於二零零四年十二月十四日經澳娛代理協議修訂書所修訂
「澳娛銷售代理安排」	指	根據澳娛代理協議之安排，以使澳娛作為信德中旅於澳門碼頭銷售船票之獨家代理，以及作為於澳門其餘地方直接經營售票處銷售船票之非獨家代理
「澳娛船票購買」	指	澳娛為其本身而言向信德中旅集團購買船票
「澳娛船票購買安排」	指	根據澳娛代理協議作出澳娛船票購買及折扣之安排
「澳娛交易」	指	澳娛代理協議下之澳娛銷售代理安排及澳娛船票購買安排
「聯交所」	指	香港聯合交易所有限公司
「期間」	指	由二零零五年一月一日起計之36個月期間
「豁免」	指	聯交所於二零零二年四月二十九日，就澳娛代理協議下之澳娛銷售代理安排及澳娛船票購買安排授出之豁免，豁免本公司嚴格遵守過往上市規則(於修訂書於二零零四年三月三十一日生效之前)第14.25條及第14.26條之披露要求
「%」	指	百分比



信德集團有限公司

(依據公司條例在香港註冊成立之有限公司)

董事會：
何鴻燊博士(集團行政主席)
羅保爵士**
關超然先生**
何厚鏘先生**
拿督鄭裕彤博士*
莫何婉穎女士*
何超瓊女士(董事總經理)
何超鳳女士(副董事總經理)
蘇樹輝博士
禤永明先生
謝天賜先生
陳偉能先生
何超蕸女士
岑康權先生

註冊辦事處：
香港
干諾道中二百號
信德中心
西座三十九字頂樓

* 非執行董事
** 獨立非執行董事

敬啟者：

須予披露及關連交易：
涉及發行新股份之收購事項、
持續關連交易：
擬訂租賃安排
及
澳娛交易

引言

於二零零四年十一月十一日，本公司公佈，本公司一家全資附屬公司，拔萃，及本公司(作為拔萃之擔保人)，與Sai Wu訂立買賣協議，而何博士作為Sai Wu之擔保人。根據買賣協議，拔萃已有條件同意購買及Sai Wu已有條件同意出讓或促使出讓各土地公司之全部

已發行股本，土地公司將於緊接收購事項完成前及完成時持有該物業之土地發展權。收購事項之代價為1,500,000,000港元，其中750,000,000港元將以現金支付，餘額將通過向Sai Wu指派之公司Alpha Davis按發行價發行代價股份之方式支付。Alpha Davis由何博士持有47%權益，並由何超瓊女士、何超鳳女士及何超蕸女士共同擁有之一家公司持有53%權益。

於二零零四年十一月二十五日，本公司公佈，本公司之全資附屬公司高盟香港於二零零四年十一月二十四日從澳博接獲具法律約束力之確認函(經高盟香港加簽)，確認待取得博彩批准後，澳博將租賃綜合建築物業內約20,000平方米之租賃物業，供經營不少於180張賭桌之賭場。根據確認函及在擬訂租約條款規限下，租約期限由綜合建築物業預期於二零零七年開始經營業務起至澳博專營權於二零二零年三月三十一日屆滿止。澳博將向高盟香港支付位於租賃物業之賭場之月租(已包括物業管理、賭場推廣及公用事業費用／開支)，金額合共相等於：(i)賭場首60張賭桌賺取之每月收益之40%；及(ii)賭場餘下賭桌賺取之每月收益一個不少於30%之百分比，將由高盟香港與澳博進一步協定。

於二零零四年十二月十六日，本公司宣佈，澳娛與本公司之非全資附屬公司信德中旅於二零零四年十二月十四日訂立澳娛代理協議修訂書，繼續進行澳娛交易，將由二零零五年一月一日起生效。

澳娛代理協議下之澳娛交易根據本公司於二零零二年獲聯交所授出之豁免，豁免嚴格遵守上市規則之規定。豁免將於二零零四年十二月三十一日屆滿。

根據上市規則，收購事項構成本公司一項須予披露及關連交易，擬訂租賃安排及澳娛交易構成本公司之持續關連交易。有關詳情，請參閱載於本董事會函件內之「須予披露及關連交易、及持續關連交易」一節。根據上市規則，收購事項、擬訂租賃安排和年度上限及澳娛交易和年度上限皆須取得獨立股東之批准。

獨立董事委員會已成立，就收購事項、擬訂租賃安排和年度上限及澳娛交易和年度上限向獨立股東提供意見。德國商業銀行已獲委任就這方面向獨立董事委員會及獨立股東提供意見。

本通函旨在向　閣下提供：(i)有關收購事項、確認函及擬訂租賃安排及澳娛交易之進一步詳情；(ii)獨立董事委員會就收購事項、擬訂租賃安排和年度上限及澳娛交易和年度上限向獨立股東提供之意見及推薦建議；(iii)德國商業銀行就收購事項、擬訂租賃安排和年度上限及澳娛交易和年度上限向獨立董事委員會及獨立股東提供之意見及推薦建議；及(iv)股東特別大會通告，該大會上將提呈審議及，如適合，批准收購事項(包括配發和發行代價股份)、擬訂租賃安排和年度上限及澳娛交易和年度上限之普通決議案。

收購事項

買賣協議日期

二零零四年十一月十一日

買賣協議之訂約各方

賣方：	Sai Wu
賣方擔保人：	何博士
買方：	拔萃
買方擔保人：	本公司

收購事項之內容

拔萃已有條件同意向Sai Wu購買待售股份，包括於緊接收購事項完成前及完成時持有該物業之土地發展權之各土地公司之全部已發行股本。該物業為一個位於澳門南灣澳門塔毗鄰之一個物業地盤。總地盤面積(包括道路)約為39,800平方米(約428,410平方呎)。該物業於收購事項完成時之可發展總建築樓面面積合共不少於2,700,000平方呎，供多用途物業發展。

董事初步之意向是待收購事項完成後，該物業之可發展建築樓面面積將包括約500,000平方呎作酒店用途，約500,000平方呎作零售用途，約500,000平方呎作辦公室及商業用途，其餘不少於1,000,000平方呎則作住宅用途。於收購事項完成時，土地發展權將歸屬於土地公司。一份計劃將會提交予澳門政府，以獲得發展該物業之批准。視乎市況而定，預期該物業將於二零零九年底全部落成。

收購事項之代價

收購事項之代價為1,500,000,000港元，須於收購事項完成時支付，其中750,000,000港元將以來自本公司內部財務資源之現金支付，餘額將通過向Alpha Davis發行代價股份方式支付。

代價股份相當於本公司已發行股本約7.2%及本公司於發行代價股份後之經擴大已發行股本約6.7%。代價股份將根據於股東特別大會上連同收購事項一起批准之指定授權而配發及發行。約5.04港元之發行價：

(i) 較於二零零四年十一月四日暫停股份買賣前股份之十日平均收市價5.04港元比較，並無出現溢價或折讓；

(ii) 較緊接於二零零四年十一月十一日簽訂買賣協議前股份之十日平均收市價5.695港元折讓約11.5%；

(iii) 較緊接於二零零四年十一月四日暫停股份買賣前股份之最後交易價格6.00港元折讓16.0%；

(iv) 較緊接於二零零四年十一月十一日簽訂買賣協議前股份之最後交易價格6.30港元折讓20.0%；

(v) 較最後實際可行日期股份之最後交易價格8.15港元折讓約38.2%；及

(vi) 較於二零零四年六月三十日每股有形資產淨值約3.34港元溢價約50.9%。

本公司將在收購事項完成前向聯交所申請批准代價股份上市及買賣。收購事項(包括配發及發行代價股份)須待於股東特別大會上取得獨立股東之批准，方可作實。

Alpha Davis為Sai Wu於買賣協議中指定收取代價股份之投資控股公司，由何博士持有47%權益，並由何超瓊女士、何超鳳女士及何超蕸女士共同擁有之公司持有53%權益。

於最後實際可行日期，控制本公司之一致行動人士(包括何博士及其直系親屬、信德船務有限公司及澳娛(彼為何博士之聯繫人))合共持有股權約53.1%。向Alpha Davis發行代價股份將令一致行動人士合共持有之股權增加至約56.3%。收購事項不會導致本公司控制權出現改變。於收購事項完成後，本公司股權之變動如下：

	於最後實際可行日期之已發行股份		完成收購事項後之已發行股份	
	股份數目	已發行股份之概約百分比	股份數目	已發行股份之概約百分比
Alpha Davis	–	–	148,883,374	6.68%
何博士及家族	533,129,993	25.63%	533,129,993	23.92%
信德船務有限公司	308,057,215	14.81%	308,057,215	13.82%
澳娛	263,667,107	12.68%	263,667,107	11.83%
董事(不包括何博士及其家族成員)	25,319,849	1.22%	25,319,849	1.14%
公眾人士	949,852,076	45.66%	949,852,076	42.61%
已發行股份總數	2,080,026,240	100.00%	2,228,909,614	100.00%

獨立物業估值師卓德測計師行有限公司評估該物業於二零零四年十一月二日之價值達1,620,000,000港元。收購價已按照公平交易原則磋商後釐定，並相當於估值報告之估值折讓約7.4%。Sai Wu就該物業之原有成本為1,350,000,000港元。該物業應付之任何土地補價或其他成本及責任、類似費用或應付稅款將由Sai Wu獨自承擔。

收購事項之完成

收購事項將於買賣協議所載之最後一項先決條件達成及／或獲豁免當日之下一個營業日，或拔萃、Sai Wu及本公司可能協定之其他日期完成。

收購事項之條件

收購事項將於以下條件達成後，方為完成：

(a) 獨立股東於股東特別大會上批准收購事項及發行代價股份；

(b) 聯交所批准代價股份上市及買賣；

(c) 拔萃及本公司對Sai Wu已促使落實土地公司之獨有權益及土地發展權表示滿意；及

(d) 取得香港、澳門或英屬處女群島之任何有關政府、半政府或法定機構，有關買賣協議及預計進行之任何事宜之其他所需同意書、批准、授權或牌照。

倘於買賣協議日期起計六個月或之前，或於拔萃、Sai Wu及本公司可能書面協定之其他日期，上述條件(不包括將不獲豁免的條件第(a)及(b)項)未能達成或獲得拔萃、Sai Wu及本公司之書面豁免，則買賣協議將會終止。

收購事項之一般性質

待達成買賣協議之條件後，Sai Wu將向拔萃出售及轉讓各間土地公司之全部已發行股本，而土地公司將於緊接收購事項完成前及完成時持有該物業之土地發展權。

本公司同意就拔萃之責任及負債提供擔保，而何博士同意就Sai Wu之責任及負債提供擔保。

收購事項之財務影響

於收購事項完成後，土地公司之賬目將綜合於本集團之賬目內。於收購事項完成時，該物業將為土地公司之唯一資產。

收購事項之代價為1,500,000,000港元，其中750,000,000港元將以現金支付，餘額750,000,000港元將通過向Alpha Davis按發行價發行代價股份之方式支付。於二零零四年六月三十日，本集團之定期存款、現金及銀行結餘約為3,158,000,000港元。於二零零四年六月三十日，本集團之資產淨值約為6,749,000,000港元。在支付現金代價750,000,000港元及按發行價發行代價股份及確認本公司收購該物業之成本為1,500,000,000港元後，本集團之資產淨值將增加750,000,000港元。於收購事項完成後，按經擴大後已發行股本中之2,228,909,614股股份，每股資產淨值將增加至約為3.36港元。收購事項將不會對本集團之收入報表產生任何影響。

進行收購事項之原因

董事相信，該物業將增加本公司之土地儲備，並將為本公司提供一個澳門優質物業發展地盤。收購事項有助本公司取得該物業以供未來發展之用。該物業之發展計劃為興建包括酒店、辦公室、商業、零售及住宅物業，附設多種娛樂及泊車設施的綜合建築物業。

董事(包括獨立非執行董事)認為，收購事項是在本集團之一般及日常業務範圍內，按正常商業條款訂立，為按公平合理，並符合本公司及股東之整體利益而訂立。

確認函及擬訂租賃安排

確認函之日期

二零零四年十一月二十四日

確認函之訂約各方

發行人：　　　　澳博
收件人(加簽)：　高盟香港

確認函之詳情

本公司之全資附屬公司高盟香港從澳博接獲確認函(經高盟香港加簽)，確認待取得博彩批准後，澳博將根據確認函所載的條款及條件與高盟香港訂立擬訂租賃安排。確認函之條款乃經公平交易原則磋商後協定。

擬訂租賃安排之詳情

待取得博彩批准後，高盟香港將與澳博訂立擬訂租賃安排，據此，澳博將租賃綜合建築物業內約20,000平方米之租賃物業，以經營不少於180張賭桌之賭場，條款如下：

擬訂租賃安排之期限

賭場所在地，租賃物業之租約期限由綜合建築物業預期於二零零七年開始經營業務起至澳博專營權於二零二零年三月三十一日屆滿止。租賃物業之租約年度須要超過三年，因為成功經營之賭場於成立後通常不會每隔幾年遷址。根據上市規則第14A.35(1)條之規定，

德國商業銀行已獲委任，就擬訂租賃安排之期限超過三年是否屬於上市規則第14A.35(1)條下之一項特別情況；是否為此項交易性質所需；以及此類合約有此期限是否符合一般商業慣例發表意見。意見內容載於本通函載列之德國商業銀行函件內。

根據擬訂租賃安排之月租

經按照商業及公平交易原則協商，澳博將向高盟香港支付之月租金額(已包括物業管理、賭場市場推廣及公用服務收費／費用)合共相等於：(i)賭場首60張賭桌賺取之每月收益之40%；及(ii)賭場餘下賭桌賺取之每月收益一個不少於30%之百分比，將由高盟香港與澳博進一步協定。

擬訂租賃安排之年度上限

有多項因素將影響賭場之預計收益，並對擬訂租賃安排下從租賃物業所得之租金收入造成影響。然而，此等因素造成之影響未能可靠地或有意義地確定，以致對從租賃物業產生之任何預計租金收入作出之任何預測皆不可靠及無意義。主要因素包括(但不限於)：

(i) 難以有意義地預測當賭場預期於二零零七年啟用時澳門新增之賭場和賭檯數目。此外，澳門博彩業將因三個博彩專營權而轉型，故此現時難以從澳門博彩業之歷史基準得出結論；

(ii) 倘若如預計一樣，澳門轉型成為「亞洲拉斯維加斯」，現在難以有意義地估計將遊覽澳門新景點之旅客預計數目；

(iii) 澳門由於「個人出境簽證計劃」，得到大量中國旅客前往澳門，但現時未能確定於二零零七年將參加此項計劃之省份數目。因此，現時未能有意義地估計抵澳旅客數目及對澳門所有娛樂及博彩收益(包括賭場)造成之影響；及

(iv) 博彩業極易受經濟局面所影響，而現時未能有意義地預測與澳門旅遊業息息相關之地區於二零零七年之經濟狀況。

總括而言，本公司認為，多項因素，個別及共同地運作，扭曲自二零零七年起對賭場預計收益作出之預測，因此使任何預測皆不可靠。

基於上文所述，本公司在釐定擬訂租賃安排之年度上限時，曾考慮其他方案，包括取得專家意見。然而，本公司仍然認為，由於(i)在三個新博彩專營權之下，澳門將成為亞洲一個全新市場，而與拉斯維加斯或大西洋城之比較未必會適用；及(ii)任何專家在提供其意見時，亦同樣受制於上述不明確因素，因此，專家意見仍屬於不可靠和無意義。

然而，本公司已把租約期間由綜合建築物業預期於二零零七年開始經營業務起至澳博專營權於二零二零年三月三十一日屆滿止之年度上限定為1,287,811,500港元。此擬訂年度上限相當於本集團截至二零零三年十二月三十一日止年度之經審核綜合收益之25%。本公司及董事認為，此擬訂年度上限為公平合理，並符合本公司及股東之整體利益。

上市規則第14A.47及14A.48條規定，擬訂租賃安排及擬訂年度上限須予以披露及取得獨立股東之批准要求。於擬訂租賃安排之期間內，倘達致或超過年度上限，本公司將提請獨立股東以批准經修訂之年度上限。上市規則第14A.46條規定，擬訂租賃安排之詳情亦須載入本公司於該段期間公佈之年報及賬目內。根據上市規則第14A.35(1)條之規定，德國商業銀行已獲委任，就擬訂租賃安排之期限超過三年是否屬於上市規則第14A.35(1)條下之一項特別情況；是否為此項交易性質所需；以及確認此類合約有此期限是否符合一般商業慣例發表意見。根據上市規則第14A.21條之規定，德國商業銀行亦將就擬訂租賃安排及擬訂年度上限發表意見。其意見載於本通函「德國商業銀行函件」內。由於擬訂租賃安排是於本公司一般及日常業務範圍內訂立並屬收益性質之一項交易，故獲豁免遵守上市規則第十四章之規定。

香港法例及上市規則有關賭博活動之涵義

根據聯交所之規定，本公司將盡力（以其作為租賃物業出租人之身份）確保於擬訂租賃安排期間內：(i)作為擬訂租賃安排之一項條款，澳博將確保賭場之經營遵守適用之法律；及／或(ii)本公司將不會違反《香港法例》第148章《賭博條例》。

謹請股東留意，根據賭博活動之指引，倘若未能達成上述兩項規定，聯交所可視乎情況而定指示本公司採取補救行動，及／或根據上市規則第6.01條暫停股份交易或可能取消股份之上市地位。本公司將會盡力確保股份交投活躍及維持上市地位。

擬訂租賃安排之財務影響

由於本公司根據擬訂租賃安排就租賃物業應收租金為可變數額，並按照賭場之收益為基準計算，而預期賭場於二零零七年才開業，故未能釐定及量化其對本公司盈利之任何影響。擬訂租賃安排將不會對本集團之資產及負債產生任何影響。

訂立擬訂租賃安排之原因

董事相信，擬訂租賃安排將會加強本公司之收益基礎，而於綜合建築物業內租賃物業成立賭場，將會提高此項發展項目之市場地位，並增加區內之人流。

擬訂租賃安排將讓本公司在綜合建築物業內留著一名信譽良好之穩定大租戶，租賃物業面積達20,000平方米(約213,000平方呎)，是一個廣闊面積，覓得租用此商業面積而信譽良好之大租戶並不容易。由於預計綜合建築物業將於二零零七年啟用，本公司未能預測當時之商業租務市場。因此，本公司能盡早確保租賃物業內有租戶，對本公司有利。而且，賭場亦將會為綜合建築物業帶來旅客人流，加強綜合建築物業之整體業務，以致能提升整個建築物業之租值。

董事(包括獨立非執行董事)認為，擬訂租賃安排是在本集團之一般及日常業務範圍內按正常商業條款訂立，為按公平合理，並符合本公司及股東之整體利益。

澳娛交易

訂立澳娛代理協議修訂書日期

二零零四年十二月十四日

澳娛代理協議修訂書之訂約各方

信德中旅及澳娛

澳娛交易性質

(i) *澳娛銷售代理安排*

信德中旅由一九九九年六月三日起委任澳娛作為其獨家銷售代理於澳門碼頭銷售船票，及作為非獨家代理於澳門其餘地方之直接經營售票處銷售船票。根據澳娛銷售代理安排，此項安排將會繼續。

作為澳娛根據澳娛銷售代理安排所提供之銷售代理服務之代價，信德中旅將繼續向澳娛支付佣金，以澳娛作為代理所產生之總售票收入淨額(減去信德中旅同意作出之任何折扣及優惠，以及就此向任何政府或客輪碼頭經營者支付之任何費用、徵費及稅項)之5%計算。

佣金乃於正常業務過程中經公平交易原則磋商釐定，並符合市場慣例。

(ii) *澳娛船票購買安排*

根據澳娛船票購買安排，信德中旅將就澳娛為其本身往返香港及澳門之渡輪航程，繼續向澳娛授出最多達船票價格12%之折扣(或雙方可能協定之較低百分比)。

澳娛船票購買乃按正常商業條款及根據通行之市價訂立。

折扣乃於正常業務過程中根據市場慣例授出，以就船票購買授出折扣，從而推廣增加使用船票。

澳娛交易及年度上限須取得獨立股東之批准。

期間

澳娛代理協議(經澳娛代理協議修訂書所修訂)自二零零五年一月一日起生效，初步有效期為36個月。訂約各方其後可訂立其他協議或另再續協議36個月，惟若其中一方向另一方發出指定期間通知終止協議則另作別論。本公司於期間屆滿時須遵守上市規則之有關規定。

年度上限

(i) *根據澳娛銷售代理安排之佣金*

截至二零零五年、二零零六年及二零零七年十二月三十一日止三個財政年度，估計信德中旅應付予澳娛之佣金，分別不超過17,000,000港元、20,000,000港元及22,000,000港元。該等上限主要根據信德中旅所提供之資料而釐定，其中已考慮：(i)澳娛作為代理過往於截至二零零一年、二零零二年及二零零三年十二月三十一日止三個年度收取之佣金金額分別為約16,200,000港元、15,800,000港元及12,000,000港元；(ii)二零零四年頭九個月向澳娛實際支付未經審核之佣金顯示，由二零零三年起佣金呈現上升趨勢；及(iii)澳娛作為代理賺取之船票銷售淨額於未來三年之預計增長，其中已考慮信德中旅的預期業務增長。

雖然由於推廣香港往澳門之雙程來回船票，以至過往之佣金一直下跌，本公司管理層預計因下述原因，佣金將於未來三年有上升趨勢：(i)珠江三角洲之發展帶動商務旅客及其往返次數之增長；及(ii)來自該地區之旅客數目增長，包括前往澳門及香港之旅客(預期香港迪士尼樂園將於二零零五年底開幕)，董事會認為該等年度上限是公平合理的。

(ii) 根據澳娛船票購買安排之澳娛船票購買

截至二零零五年、二零零六年及二零零七年十二月三十一日止三個財政年度，估計澳娛為其本身進行之澳娛船票購買，分別不超過511,000,000港元、526,000,000港元及542,000,000港元。該等上限主要根據信德中旅所提供之資料而釐定，其中已考慮：(i)過往於截至二零零一年、二零零二年及二零零三年十二月三十一日止三個年度向澳娛銷售之船票金額約359,000,000港元、344,100,000港元及401,500,000港元；(ii)二零零四年頭九個月向澳娛實際出售船票之未經審核金額顯示，由二零零三年起船票購買呈現上升趨勢；及(iii)有鑑於澳門之業務增長及發展，澳娛船票購買於未來三年之估計增長。

雖然澳娛船票購買於二零零二年(由於經濟不景氣；香港失業率是二十年來最高，以至訪澳旅客減少)下跌，過往的澳娛船票購買呈現上升趨勢。因為訪澳旅客數目上升，本公司管理層預計澳娛船票購買於未來三年會有穩步上揚之趨勢。董事會認為該等年度上限是公平合理的。

(iii) 根據澳娛船票購買安排之折扣

截至二零零五年、二零零六年及二零零七年十二月三十一日止三個財政年度，估計信德中旅就澳娛為其本身大量購買船票而授予澳娛之折扣，分別不超過26,000,000港元、27,000,000港元及28,000,000港元。該等上限主要根據信德中旅所提供之資料而釐定，其中已考慮：(i)過往於截至二零零一年、二零零二年及二零零三年十二月三十一日止三個年度授予澳娛之折扣金額約43,100,000港元、27,200,000港元及20,100,000港元；(ii)二零零四年頭九個月實際授予澳娛未經審核之折扣金額顯示，由二零零三年起折扣呈現上升趨勢；及(iii)有鑑於澳門之業務增長及發展，於未來三年折扣之估計增長。

過往折扣下跌反映與澳娛於不同時候協定之不同折扣率。由於訪澳旅客增加(及澳娛船票購買因此增加)，而且維持現有折扣率，本公司管理層預計折扣會有穩步上揚之趨勢。董事會認為，此等年度上限是公平合理的。

澳娛交易之財務影響

董事相信，根據澳娛代理協議修訂書繼續進行澳娛交易，將會持續加強本集團之收益基礎。澳娛交易將不會對本集團之資產及負債產生任何影響。

訂立澳娛代理協議修訂書之原因

本公司為一間投資控股公司，其附屬公司主要從事三項核心業務，包括船務、酒店及消閒業務及地產發展。本集團之船務部門信德中旅集團為往返香港、澳門及珠江三角洲其他目的地之客輪服務主要經營商。澳娛是一間從事多元化業務之公司，當中包括於澳門從事博彩及酒店及消閒業務。

澳娛一直是信德中旅集團旗下之最大購票代理。根據澳娛銷售代理安排繼續委聘澳娛作為購票代理，讓信德中旅能夠以有效率及具成本效益之方式分銷船票，尤其因澳娛為澳門碼頭之獨家代理，使其毋須獨立經營票務辦事處或船票售賣處。向船票代理支付佣金，符合給予船票代理報酬之市場慣例。

根據澳娛船票購買安排，澳娛本身亦會向信德中旅購買船票供其酒店及宣傳活動之用，並為信德中旅之最大客戶。就推廣大批購買船票目的而言，給予大批購買船票之客戶折扣乃市場慣例。現時，信德中旅分別向第三方代理支付佣金及給予大批購買船票之客戶折扣。

董事(包括獨立非執行董事)認為，澳娛交易乃於本集團之一般及日常業務範圍，並按正常商業條款進行，為公平合理，符合本公司及股東之整體利益。

有關本公司之資料

本公司乃一家經營主要包括船運、酒店及消閒業務及物業發展等多項業務之控股公司。

有關拔萃及SAI WU之資料

拔萃及Sai Wu皆是投資控股公司。

有關土地公司之資料

土地公司為於澳門註冊成立之持有物業公司，將於緊接收購事項完成前及完成時為土地發展權之獨家受益人，並將會僅持有該物業。

有關高盟香港及澳博之資料

高盟香港乃一家投資控股公司。

澳博為三間博彩業務專營公司之一，獲得澳門政府授出由二零零二年四月一日起至二零二零年三月三十一日止於澳門經營賭場之專營權。澳博為澳娛擁有大多數權益之附屬公司。

有關澳娛及信德中旅之資料

澳娛是一間從事多元化業務之公司，當中包括於澳門從事博彩及酒店及消閒業務。

本集團之船務部門信德中旅集團為往返香港、澳門及珠江三角洲其他目的地之客輪服務之主要經營商。

須予披露及關連交易、及持續關連交易

(i) 收購事項

何博士是主要股東，故是本公司之關連人士。何博士亦是一名董事。Sai Wu為何博士之聯繫人，故Sai Wu亦為本公司之關連人士。Alpha Davis是何博士、何超瓊女士、何超鳳女士及何超蕸女士之聯繫人，彼等皆是董事，故Alpha Davis亦是本公司之關連人士。

因此，根據上市規則，收購事項構成本公司之關連交易。上市規則第14A.47及14A.48條規定，收購事項須予以披露及取得獨立股東之批准要求。有關收購事項之詳情須就上市規則第14A.45條規定於本公司刊發之下年度年報及賬目中披露。因為本公司就收購事項應付之代價超逾上市規則第14.06條所定之有關限額測試之5%但低於25%，根據上市規則，收購事項亦構成本公司一項須予披露交易。

(ii) 擬訂租賃安排及年度上限

澳娛為主要股東，故為本公司之關連人士。澳娛亦為澳博之大股東。因此，澳博為澳娛之聯繫人，亦為本公司之關連人士。因此，根據上市規則，擬訂租賃安排將構成本公司一項持續關連交易。如上文「擬訂租賃安排之年度上限」一節所述，多項因素將影響賭場之預計收益，並對擬訂租賃安排下從租賃物業所得之租金收入造成影響。然而，此等因素造成之影響未能可靠地或有意義地確定，以致對將從租賃物業產生之任何預計租金收入作出之任何預測皆不可靠及並無意義。

然而，本公司已把租約期間由綜合建築物業預期二零零七年開始經營業務起至澳博專營權於二零二零年三月三十一日屆滿止之年度上限定為1,287,811,500港元。此上限相當於本集團截至二零零三年十二月三十一日止年度之經審核綜合收益之25%。本公司及董事認為，此擬訂年度上限為公平合理，並符合本公司及股東之整體利益。

上市規則第14A.47及14A.48條規定，擬訂租賃安排及年度上限須予以披露及取得獨立股東之批准要求。倘於擬訂租賃安排期限內達致或超過年度上限，本公司將提請獨立股東以批准經修訂之年度上限。上市規則第14A.46條規定，擬訂租賃安排之詳情亦須載入本公司於該段期間公佈之年報及賬目內。

根據上市規則第14A.35(1)條之規定，德國商業銀行已獲委任，就擬訂租賃安排之期限超過三年是否屬於上市規則第14A.35(1)條之一項特別情況；是否為此項交易性質所需；以及此類合約有此期限是否符合一般商業慣例發表意見。根據上市規則第14A.21條之規定，德國商業銀行亦將就擬訂租賃安排及年度上限發表意見。其意見載於本通函「德國商業銀行函件」內。由於擬訂租賃安排是於本公司一般及日常業務範圍內訂立並屬收益性質之一項交易，故獲豁免遵守上市規則第十四章之規定。

(iii) *澳娛交易及年度上限*

信德中旅為本公司之非全資附屬公司。澳娛為一名主要股東，故為本公司之一名關連人士。因此，根據上市規則，澳娛交易將構成本公司之持續關連交易。由於期間內，澳娛交易之年度上限適用百分比比率（利潤比率除外）合共將超過2.5%，故此，澳娛交易須遵守上市規則第14A.47及14A.48條之須予披露及取得獨立股東批准要求。該等交易之詳情，亦將根據上市規則第14A.46條之規定，於期間內載入本公司公佈之年報及賬目內。由於澳娛交易是於本公司一般及日常業務範圍內訂立並屬收益性質之一項交易，故獲豁免遵守上市規則第十四章之規定。

股東特別大會

本公司謹訂於二零零五年一月六日下午三時正假座香港干諾道中二百號信德中心招商局大廈一樓澳門賽馬會會所黃金閣舉行股東特別大會，大會通告載於本通函第59至61頁，普通決議案將於股東特別大會上提呈，批准收購事項（包括配發及發行代價股份）、擬訂租賃安排和年度上限及澳娛交易和年度上限。隨函附奉適用於股東特別大會或其任何續會之代表委任表格。無論　閣下能否出席股東特別大會，務請按隨附之代表委任表格所印列之

指示將表格填妥，並於股東特別大會指定舉行時間四十八小時前盡快交回本公司之註冊辦事處，地址為香港中環干諾道中二百號信德中心西座三十九字頂樓。 閣下填妥及交回代表委任表格後，仍可親身出席股東特別大會或其任何續會，並於會上投票。根據上市規則規定，於股東特別大會上提呈批准收購事項、擬訂租賃安排和年度上限及澳娛交易和年度上限之普通決議案須經票選方式投票表決。

根據上市規則第14A.54條，何博士、何超瓊女士、何超鳳女士、何超蕸女士、澳娛及信德船務有限公司，以及彼等各自之聯繫人，將於股東特別大會上就提呈批准收購事項、擬訂租賃安排和年度上限及澳娛交易和年度上限之有關普通決議案放棄投票。於收購事項、擬訂租賃安排或澳娛交易持有重大權益之關連人士(如有)，以及持有重大權益之其他股東(及其聯繫人)，須於股東特別大會上就批准收購事項、擬訂租賃安排和年度上限及澳娛交易和年度上限(如適用)之有關決議案放棄投票。

推薦建議

獨立董事委員會已獲委任就收購事項、擬訂租賃安排和年度上限及澳娛交易和年度上限向獨立股東提供意見。德國商業銀行已獲委任為獨立財務顧問，就收購事項、擬訂租賃安排和年度上限及澳娛交易和年度上限向獨立董事委員會及獨立股東提供意見。獨立董事委員會致獨立股東之函件載有其意見及推薦建議，載於本通函第22至23頁。經考慮到德國商業銀行載於本通函第24至45頁之意見，獨立董事委員會認為收購事項、擬訂租賃安排和年度上限及澳娛交易和年度上限乃於本集團之日常及一般業務範圍內訂立，並按照正常商業條款訂立，為公平合理，且符合本公司及股東之整體利益。

獨立董事委員會建議獨立股東在將舉行之股東特別大會上投票贊成就批准收購事項(包括配發及發行代價股份)、擬訂租賃安排和年度上限及澳娛交易和年度上限而將予提呈之各項普通決議案。

其他資料

務請 閣下垂注本通函附錄所載之其他資料及本通函所載之股東特別大會通告。

此致

列位股東 台照

代表董事會
信德集團有限公司
主席
何鴻燊博士
謹啟

二零零四年十二月十七日



信德集團有限公司

（依據公司條例在香港註冊成立之有限公司）

敬啟者：

須予披露及關連交易：
涉及發行新股份之收購事項、
持續關連交易：
擬訂租賃安排
及
澳娛交易

吾等茲提述本公司於二零零四年十二月十七日刊發之通函（「通函」），而本函件為通函之一部分。除文義另有所指外，本函件所用詞語與通函所界定者具有相同涵義。

吾等已獲委任組成獨立董事委員會，以考慮收購事項、擬訂租賃安排和年度上限及澳娛交易和年度上限，並就收購事項、擬訂租賃安排和年度上限及澳娛交易和年度上限之條款向獨立股東提供吾等之意見。德國商業銀行已獲委任為獨立財務顧問就收購事項、擬訂租賃安排和年度上限及澳娛交易和年度上限向獨立董事委員會及獨立股東提供意見。

吾等敬希　閣下垂注通函第6至21頁之董事會函件，當中載有收購事項、擬訂租賃安排和年度上限及澳娛交易和年度上限之詳情，及載於通函第24至45頁之德國商業銀行意見函件，當中載有其有關以上各項之意見及推薦建議。

經考慮過德國商業銀行之意見及推薦建議，吾等認為收購事項、擬訂租賃安排和年度上限及澳娛交易和年度上限乃於本集團之日常及一般業務範圍內訂立，並按照正常商業條款訂立，為公平合理，且符合本公司及股東之整體利益。

因此，吾等建議獨立股東在將舉行之股東特別大會上投票贊成，就批准收購事項(包括配發和發行代價股份)、擬訂租賃安排和年度上限及澳娛交易和年度上限而將予提呈之各項普通決議案。

此致

列位獨立股東　台照

獨立董事委員會
獨立非執行董事
羅保爵士、關超然先生及何厚鏘先生
謹啟

二零零四年十二月十七日

下文為獨立財務顧問致獨立董事委員會及獨立股東之意見函件內容，以供載入本通函內。

德　國　商　業　銀　行



(Public Limited Company Incorporated in the Federal Republic of Germany)

HONG KONG BRANCH

G.P.O. BOX 11378
HONG KONG

21/F, The Hong Kong Club Building
3A Chater Road, Central

telephone 28429666
telex 66 400 cbk hk hx
fax 28681414
swift COBAHK HX XXX

敬啟者：

須予披露及關連交易：
涉及發行新股份之收購事項、
持續關連交易：
擬訂租賃安排
及
澳娛交易

緒言

吾等茲提述吾等獲委任為獨立財務顧問，為獨立董事委員會及獨立股東就收購事項、擬訂租賃安排和年度上限、澳娛交易和年度上限提供意見，以上各項之定義（其中包括）載於二零零四年十二月十七日刊發之通函（「**通函**」）內，而本函件構成通函之一部分。除文義另有所指外，本函件所用詞語與通函所界定者具有相同涵義。

於二零零四年十一月十一日，　貴公司宣佈，　貴公司之全資附屬公司拔萃及　貴公司與Sai Wu及何博士於二零零四年十一月十一日訂立買賣協議，Sai Wu由何博士擁有60%之權益。拔萃已有條件同意購買及Sai Wu已有條件同意出讓或促使出讓土地公司之全部已發行股本，土地公司將於緊接完成之前及於完成時持有該物業之土地發展權。收購事項之代價為1,500,000,000港元，其中750,000,000港元將由　貴公司以現金支付，餘額將通過向Sai Wu指派之公司Alpha Davis按發行價發行代價股份之方式支付。Alpha Davis由何博士持有47%權益，並由何超瓊女士、何超鳳女士及何超蕸女士共同擁有之一家公司持有53%權益。

於二零零四年十一月二十五日， 貴公司宣佈， 貴公司之全資附屬公司高盟香港於二零零四年十一月二十四日從澳博接獲具法律約束力之確認函，確認待取得博彩批准後，澳博將租賃綜合建築物業內約20,000平方米，以經營不少於180張賭桌之賭場。

此外，於二零零四年十二月十六日， 貴公司宣佈，澳娛與 貴公司之非全資附屬公司信德中旅訂立澳娛代理協議修訂書，繼續進行澳娛交易，由二零零五年一月一日起生效。澳娛代理協議下之澳娛交易根據 貴公司於二零零二年獲聯交所授出之豁免，豁免嚴格遵守上市規則之規定。豁免將於二零零四年十二月三十一日屆滿。

何博士是 貴公司之董事及主要股東，故為 貴公司之關連人士。Sai Wu為何博士之聯繫人，故Sai Wu亦為 貴公司之關連人士。Alpha Davis是何博士、何超瓊女士、何超鳳女士及何超蕸女士之聯繫人，而彼等皆是董事，故Alpha Davis亦是 貴公司之關連人士。

因此，根據上市規則，收購事項構成 貴公司之關連交易。因為 貴公司就收購事項之應付代價超逾上市規則第14.06條所定之有關限額測試之5%但低於25%，根據上市規則，收購事項亦構成 貴公司之一項須予披露交易。

澳娛為 貴公司之主要股東，為 貴公司之關連人士。澳娛為澳博之大多數股東。因此，澳博為澳娛之聯繫人，因而是 貴公司之關連人士。因此，根據上市規則，擬訂租賃安排將構成 貴公司之一項持續關連交易。

信德中旅為 貴公司之非全資附屬公司。澳娛為主要股東，因此，為 貴公司之關連人士。因此，根據上市規則，澳娛交易將構成 貴公司之持續關連交易。由於期間內，澳娛交易之年度上限適用之百分比比率(利潤比率除外)合共超過2.5%，故此，澳娛交易須遵守上市規則第14A.47及14A.48條之須予披露及取得獨立股東批准要求。由於澳娛交易是於 貴公司一般及日常業務範圍內訂立並屬收益性質之一項交易，故獲豁免遵守上市規則第十四章之規定。

吾等之角色乃作為獨立董事委員會及獨立股東之獨立財務顧問，就收購事項、擬訂租賃安排和年度上限，以及澳娛交易和年度上限之條款是否：(i)於一般及日常業務範圍內訂立；(ii)按正常商業條款訂立；及(iii)為公平合理，並符合 貴公司及股東之整體利益，提供吾等之意見。

在制定吾等之推薦建議時，吾等已依賴　貴公司提供予吾等之資料及事實。吾等已審閱(其中包括)(i)買賣協議；(ii)載於通函附錄一獨立物業估值師行卓德測計師行有限公司編製之估值報告；(iii)　貴公司於二零零四年六月三十日之中期報告；(iv)　貴公司於二零零三年十二月三十一日之經審核財務報表；(v)澳娛代理協議及澳娛代理協議修訂書；及(vi)確認函。吾等已與　貴公司之管理層就發展該物業之計劃及前景展開討論。

吾等已假設通函所載或所述之一切資料、意見及聲明在各主要方面均為真實、完整及準確，而吾等亦已依賴該等資料、意見及聲明。此外，吾等已依賴　貴公司經作出所有合理查詢及審慎決定後發表之聲明，據彼等所知及所信，概無其他事實或聲明或有關事實或聲明之遺漏將令通函(包括本函件)所載之任何陳述有所誤導。吾等亦已假設通函所作出或所述之一切資料、陳述及聲明，已由　貴公司提供予吾等，　貴公司須對該等資料、陳述及聲明於其作出之時，以及於寄發通函日期在各主要方面仍為真實、完整及準確負上全部責任。

吾等認為，吾等已審閱足夠資料，令吾等能夠就收購事項、擬訂租賃安排和年度上限、澳娛交易和年度上限之條款達致知情意見，並為吾等就吾等發表之推薦建議提供合理基礎。吾等並無理由懷疑已遺漏或隱瞞任何重大事實，且吾等亦不知悉有任何關於向吾等提供之資料及聲明屬失實、不準確或有誤導成份之事實或情況。然而，吾等並無獨立核證　貴公司所提供之資料，吾等亦概無就　貴集團之業務及事務展開任何獨立深入調查。

A. 收購事項

於評估收購事項及向獨立董事委員會及獨立股東提供吾等之獨立財務意見時，吾等已計及下列主要因素：

1. 進行收購事項之原因及好處

(a) 貴公司之業務

貴公司乃一家主要業務包括船運、酒店及消閒業務及物業發展等多項業務之控股公司。

(b) 該物業之詳情

該物業包括四個物業地盤，一般而言，北面以孫逸仙博士大馬路為界限，而南面以休憩公園為界限，並位於澳門南灣澳門塔毗鄰。總地盤面積(包括道路)約

為39,800平方米（約428,410平方呎）。該物業將於收購事項完成時擁有之可發展總樓面面積不少於2,700,000平方呎，將用作綜合用途之物業發展。董事認為（收購事項落實完成後），該物業之可發展總樓面面積將包括：約500,000平方呎用作酒店用途；約500,000平方呎用作零售用途；約500,000平方呎用作辦公室及商業用途；餘下不少於1,000,000平方呎之面積用作住宅用途。視乎市況而定，該物業預期將於二零零九年底全面落成。

(c) 澳門經濟之概覽

根據澳門政府統計暨普查局，澳門之本地生產總值（「**本地生產總值**」）於二零零三年錄得約15.6%之顯著按年實質增長，於二零零四年第一及第二季分別錄得約25.6%及47.5%之增長。

旅遊業乃支持澳門經濟之主要工業，佔其本地生產總值約30%。自一九九九年以來，澳門旅遊業隨著訪澳旅客（特別是中國旅客）人數激增而迅速得到擴展。二零零一年訪澳旅客總數超過10,000,000人次，飆升約12%，於二零零二年更高達約11,500,000人次。儘管於二零零三年爆發嚴重急性呼吸系統綜合症（「**沙士**」），訪澳旅客總數仍上升3.1%至約11,800,000人次。截至二零零四年九月三十日止九個月之旅客總數，由約8,400,000人次按年增長至約12,200,000人次，增幅約為45.3%。預期旅遊業會隨著於二零零三年七月開始准許中國內地旅客以個人身份到澳門旅遊的個人遊計劃（「**個人遊計劃**」）下，放寬監管中國旅客前往澳門之規則，將於未來年度繼續得以擴展。

根據澳門政府統計暨普查局，截至二零零四年六月止六個月已售出12,208個房地產物業單位，二零零三年全年已售出單位為18,556個。此外，截至二零零四年六月三十日止六個月已售出住宅單位之平均交易價為每平方米12,193澳門元，較二零零三年售出之住宅物業之平均交易價每平方米8,444澳門元增加44.40%。

於二零零四年六月簽訂之更緊密經貿關係安排（「**CEPA**」）及泛珠三角區域合作框架協定（將促進落實CEPA，並加快中國－東盟（東南亞國家聯盟）自由貿易區合作之步伐，促進香港及澳門之繁榮安定），預期對澳門經濟普遍帶來積極影響。

該物業擬用作興建混合用途物業發展項目，包括發展酒店、辦公室、商業、零售及住宅物業。收購事項將增加　貴公司之土地儲備，為未來發展提供優質地盤，令　貴公司得以把握澳門於未來數年經濟拓展之增長機會。

(d) 貴集團之長遠策略

董事認為， 貴集團之長線策略乃進一步開拓及發展於澳門拓展業務之良機。董事相信，該物業將增加 貴公司之土地儲備，並將為 貴公司提供一個澳門優質物業發展地盤。該物業之發展計劃為興建包括酒店、住宅、辦公室、商業及零售物業附設康樂及泊車設施的綜合建築物業。董事相信，收購事項配合 貴集團之長遠策略，該物業之發展將為 貴集團於澳門之現有業務締造協同優勢。

貴集團於澳門經營廣泛投資及業務。根據於二零零四年六月三十日刊發之中期報告所提供之地區分類資料，截至二零零四年六月三十日止六個月來自澳門業務之營業額及經營溢利分別為329,000,000港元及68,000,000港元，分別相當於 貴集團營業總額及經營溢利之14.7%及16.5%。 貴集團於澳門之主要業務包括下列各項：

(i) 往來香港、澳門及珠江三角洲其他目的地之客輪服務；

(ii) 擁有澳門文華東方酒店50%之股本權益及澳門寰鼎（威斯登）度假酒店及澳門高爾夫球鄉村俱樂部34.9%之股本權益；

(iii) 澳門旅遊塔會展娛樂中心（「**澳門塔**」）之管理；

(iv) 澳門葡京酒店及新麗華酒店之管理；及

(v) 於澳門濠景花園之物業開發，為澳門最大型住宅發展項目之一，總樓面面積為1,100,000平方呎。

鑑於上文所述，吾等認同董事之意見，認為收購事項符合 貴集團之長遠策略，並將為其現有業務經營締造協同效益。吾等注意到，該物業與澳門塔為鄰，澳門塔乃澳門之著名旅遊地標，亦為澳門舉行大型公開活動之主要場地。澳門塔包含多項會議和展覽設施，以及購物商場，該建築物由 貴公司管理。澳門塔於二零零一年十二月開幕以來皆吸引無數旅客，作為澳門政府舉辦之「澳門歡迎您」活動之一部分，於二零零四年七月進行一項之公開調查中，獲澳門旅客投票選為最受歡迎旅遊景點。董事認為，收購事項是一個千載難逢之商機，該物業之發展

項目包括酒店、辦公室、商業、零售及住宅物業，將可與澳門塔締造協同效益，作為一個嶄新業務及商務區，吸引大量商家、旅客及觀光人士。

董事(包括獨立非執行董事)認為，收購事項於　貴公司一般及日常業務範圍內按正常商業條款訂立，屬公平合理，並符合　貴公司及股東之整體利益而訂立。

2. 代價及估值基準

(a) 代價

收購事項之代價為1,500,000,000港元，於收購事項完成時應付，其中750,000,000港元將從來自　貴公司內部財務資源之現金撥付，而餘額則以按發行價向Alpha Davis發行代價股份之方式支付。

該物業由一間獨立物業估值師行卓德測計師行有限公司(「**估值師**」)於二零零四年十一月二日估值為1,620,000,000港元。代價較估值師評估之價值折讓約7.4%。吾等據董事理解，收購價已經按公平交易原則磋商後釐定。如估值師所述，吾等明白，該物業已使用直接比較法按公開市場基準估值，參考市場可提供之銷售憑證，以及估值師對目前市況之了解。吾等審閱過估值報告及與估值師討論後，吾等認為估值師評估該物業價值時採用之直接比較法(估值物業時常用之估值方法)為適當。

該物業應付之任何土地補價或其他成本及責任、類似費用或稅項，將由Sai Wu獨力承擔。由於代價1,500,000,000港元較估值師評估該物業於二零零四年十一月二日之現有公開市值1,620,000,000港元出現折讓約7.4%，吾等認為，代價1,500,000,000港元對　貴公司及股東而言為公平合理。

(b) 代價股份

(i) 發行價基準

董事確認，代價股份之發行及其發行價乃經拔萃及Sai Wu按公平交易原則磋商後協定。董事認為，發行代價股份作為代價的一部分，可保留更多現金供該物業及未來出現之商機使用，對　貴公司有利。發行價約5.04港元，與

二零零四年十一月四日暫停買賣股份前股份之十日平均收市價相比，並無出現任何溢價或折讓，並較二零零四年六月三十日之每股有形資產淨值約3.34港元有溢價約50.9%。

吾等已審閱股份於二零零三年十一月十一日起至二零零四年十一月十一日(包括該日)止一年期間(「**比較期間**」)之股價表現。於比較期間內之每股收市價介乎2.48港元至6.70港元不等，下圖所示之平均收市價為3.61港元。


港交所/收市/買賣/港元
最後 6.30
最高 11/09/04 6.70
平均 3.611
最低 11/11/03 2.475
7.00
6.00
5.00
4.00
3.00
17 24 01 08 15 22 02 09 16 26 02 09 16 23 01 08 15 22 01 08 15 22 03 10 17 24 01 08 15 23 02 09 16 23 02 09 16 23 01 08 15 22 04 11 18 25 01 08 15
二零零三年十二月
二零零四年一月
二零零四年二月
二零零四年三月
二零零四年四月
二零零四年五月
二零零四年六月
二零零四年七月
二零零四年八月
二零零四年九月
二零零四年十月

資料來源：彭博通訊社

發行價每股5.04港元較股份於不同期間收市價之溢價或折讓載於下表：

日期／期間	該期間每股股份收市價／平均收市價	發行價較各個期間之每股股份收市價／平均收市價之溢價／(折讓)
	港元	百分比
於二零零四年十一月四日	6.00	(16.00%)
直至及包括二零零四年十一月四日止十日	5.04	0%
於二零零四年十一月十一日(簽署買賣協議之日期)	6.30	(20.00%)

日期／期間	該期間每股股份收市價／平均收市價	發行價較各個期間之每股股份收市價／平均收市價之溢價／(折讓)
	港元	百分比
直至及包括二零零四年十一月十一日止五日	6.20	(18.71%)
直至及包括二零零四年十一月十一日止十日	5.70	(11.50%)
直至及包括二零零四年十一月十一日止一個月	5.12	(1.56%)
直至及包括二零零四年十一月十一日止三個月	4.51	11.88%
直至及包括二零零四年十一月十一日止六個月	4.02	25.37%
直至及包括二零零四年十一月十一日止一年	3.61	39.57%
於最後實際可行日期	8.15	(38.16%)

上表顯示發行價乃較緊接買賣協議於二零零四年十一月十一日簽訂前之股份最後交易價格6.30港元，折讓約20.00%，且較截至二零零四年十一月十一日（包括該日）止一年內股份平均收市價3.61港元，溢價約39.57%。股價於十一個月期間內的變動有上升趨勢，由二零零三年十一月十一日之2.48港元穩步上升至二零零四年十月二十九日之4.83港元。於對上一個月，股價因受到投資者對「澳門概念」之投機活動而急升至超過6.00港元。董事告知本行，收購事項之代價1,500,000,000港元乃經公平交易原則磋商後，參考估值1,620,000,000港元而釐定。倘收購事項之價值訂為1,620,000,000港元，相對比較期間之股價之折讓或溢價，將為較緊接買賣協議於二零零四年十一月十一日簽訂前之最後交易價格6.30港元，折讓約7.30%，且較截至二零零四年十一月十一日（包括該日）止一年內股份平均收市價3.61港元，溢價約61.77%。

經考慮(i)發行價與二零零四年十一月四日暫停買賣股份前股份之十日平均收市價相比，並無出現任何溢價或折讓；及(ii)及於宣佈簽署有關收購事項之意向書前，發行價較截至二零零四年十一月十一日(包括該日)止三個月、六個月及一年之平均收市價分別出現溢價約11.88%、25.37%及39.57%。因此，吾等認為，發行價對 貴公司及股東而言屬公平合理。

(c) *支付代價之資金*

董事已確認，代價之現金部分750,000,000港元將以 貴公司之內部資源撥付。現金代價將由 貴公司於收購事項完成時支付。根據於二零零四年六月三十日之未經審核中期報告， 貴集團維持淨現金水平於1,917,000,000港元，借款總額及銀行結餘與存款分別保持於1,241,000,000港元及3,158,000,000港元。根據吾等與董事之討論，並注意到 貴公司最新財務狀況，吾等認同董事之意見，認為 貴公司將能夠以內部資源撥付代價之全部現金部分。

3. **其他重大條款**

收購事項須待下列條件達成後，方為完成：

(i) 獨立股東於股東特別大會上批准收購事項及發行代價股份；

(ii) 聯交所批准代價股份上市及買賣；

(iii) 拔萃及 貴公司對Sai Wu已促使落實土地公司及土地發展權之獨有權益表示滿意；及

(iv) 取得香港、澳門或英屬處女群島之任何政府、半政府或法定機構，有關買賣協議及預計進行之任何事宜之其他所需同意書、批准、授權或牌照。

倘於買賣協議日期起計六個月(或拔萃、Sai Wu及 貴公司可能書面協定之其他日期)或之前，上述條件(不包括將不獲豁免的條件第(i)及(ii)項)未能達成或獲得拔萃、Sai Wu及 貴公司書面豁免，則買賣協議將會終止。

由於收購事項須待取得香港、澳門或英屬處女群島之任何政府或半政府，有關買賣協議之所需同意書、批准、授權或牌照，方為完成，故未能取得事先批准之風險已減低。代價只會於完成時支付，於收購事項完成前毋須支付任何首期款項或訂金。

4. 收購事項之財務影響

(a) 資產淨值

於收購事項完成後，土地公司之賬目將綜合於 貴集團之賬目內。於收購事項完成後，土地公司之唯一資產將為該物業。 貴集團於二零零四年六月三十日之資產淨值約為6,749,000,000港元。於支付現金代價750,000,000港元及按發行價發行代價股份，並確認該物業之收購成本為1,500,000,000港元後， 貴集團之資產淨值將增加約750,000,000港元。於收購事項完成後，按經擴大已發行股份2,228,909,614股計，每股資產淨值將增加至約3.36港元。

(b) 股權攤薄

一致行動人士(包括何博士及其直系親屬、信德船務有限公司及澳娛(為何博士之聯繫人))於 貴公司合共持有之股權現時約為53.12%。由於向Alpha Davis發行代價股份，一致行動人士合共持有之股權將增加至約56.25%。收購事項將不會導致 貴公司之控制權出現變動。於收購事項完成後， 貴公司之股權變動如下：

	於最後實際可行日期之已發行股份		於收購事項完成後之已發行股份	
	股份數目	已發行股份之概約百分比	股份數目	已發行股份之概約百分比
Alpha Davis	–	–	148,883,374	6.68%
何博士及家族	533,129,993	25.63%	533,129,993	23.92%
信德船務有限公司	308,057,215	14.81%	308,057,215	13.82%
澳娛	263,667,107	12.68%	263,667,107	11.83%
一致行動人士	1,104,854,315	53.12%	1,253,737,689	56.25%
董事(不包括何博士及其家族成員)	25,319,849	1.22%	25,319,849	1.14%
公眾人士	949,852,076	45.66%	949,852,076	42.61%
已發行股份總數	2,080,026,240	100.00%	2,228,909,614	100.00%

如上表所示，公眾人士現時之總持股量將由約45.66%減少至約42.61%。現有獨立股東之現有股權，將會因經發行代價股份擴大股本而被攤薄約6.68%。

根據二零零四年六月三十日之資產淨值約6,749,000,000港元及於最後實際可行日期發行之已發行股份2,080,026,240股計算，於最後實際可行日期，每股之資產淨值為3.24港元。於發行代價股份後，根據於二零零四年六月三十日已增加之股份數目2,228,909,614股及備考資產淨值約7,499,000,000港元計算，每股資產淨值將增加至約3.36港元。

鑑於每股資產淨值有所增加，以及位於澳門地標—澳門塔毗鄰之該物業極具發展增長潛力，吾等認為，獨立股東之股權被攤薄約6.68%乃可接受之程度。

(c) *資本負債比率及盈利*

由於收購事項全部由內部資源撥付，故此將毋須取得外來融資，且將不會影響 貴公司緊隨收購事項後之負債水平。

經考慮 貴集團於二零零四年六月三十日之淨現金水平約為1,917,000,000港元後， 貴公司將繼續於收購事項後維持淨現金水平。董事認為，憑藉 貴集團之雄厚淨現金水平及於二零零四年六月三十日之未提取銀行信貸約4,143,000,000港元， 貴集團將能於需要時為該物業之資本開支撥資。

吾等認為，由於毋須依靠向外融資，故收購事項並無產生任何利息款項，緊隨收購事項完成後，將不會對 貴公司之盈利帶來重大影響。

B. 擬訂租賃安排

於評估擬訂租賃安排及年度上限對　貴公司及股東是否公平合理時，吾等已考慮以下主要因素：

1. 擬訂租賃安排之條款及條件之詳情

待取得博彩批准後，高盟香港將與澳博訂立擬訂租約，據此，澳博租賃綜合建築物業內約20,000平方米(「**租賃物業**」)，供經營不少於180張賭桌之賭場，根據以下條款：

(a) 擬訂租賃安排之期限

賭場之租約期限由綜合建築物業預期為二零零七年開始經營業務起至澳博專營權於二零二零年三月三十一日屆滿止(「**租賃期間**」)。根據上市規則第14A.35(1)條之規定，吾等已獲委任，就是否需要將租賃期間定為超過三年，以及為此類合約訂立此期限是否符合一般商業慣例發表意見。

(b) 擬訂租賃安排之月租

經按照商業及公平交易原則協商，澳博將向高盟香港支付之月租總金額(計入物業管理、賭場市場推廣及公用服務收費／費用)合共相等於：(i)賭場首60張賭桌賺取之每月總收益之40%；及(ii)賭場餘下賭桌賺取之每月總收益，一個不少於30%之百分比，將由高盟香港與澳博進一步協定。

賭場將由澳博根據澳博專營權經營，故須依照及遵循澳門適用之博彩法例經營。

根據聯交所之規定，　貴公司將竭盡所能(以其作為出租人之身份)確保於擬訂租賃安排期間內：(i)作為擬訂租約之條款，澳博將確保賭場遵守適用之法律經營；及／或(ii)　貴公司將不會違反《香港法例》第148章《賭博條例》。

如董事會函件所述，倘上述兩個情況未能達成，聯交所可能視乎情況而定，根據上市規則第6.01條之規定，指示　貴公司採取補救行動，及／或暫停股份交易，或可能取消股份之上市地位。　貴公司將竭盡所能維持股份交投活躍及維持上市地位。吾等認為，　貴公司作出此安排乃符合　貴公司及股東之整體利益。

2. 擬訂租賃安排條款之基準

(a) 訂立擬訂租賃安排之原因及好處

董事相信，擬訂租賃安排將會加強　貴公司之收益基礎，而成立賭場將會提高綜合建築物業之市場地位，並增加區內之人流。

擬訂租賃安排將不會對　貴集團之資產及負債有任何影響。如董事會函件所述，由於　貴公司根據擬訂租賃安排應收租金為可變數額，並按照賭場之部分收益為基準計算，而預期賭場於二零零七年才開業。因此，未能釐定及量化其對　貴公司盈利之影響。

董事(包括獨立非執行董事)認為，擬訂租賃安排是在　貴集團之日常業務範圍內按正常商業條款訂立，為公平合理，並符合　貴公司及股東之整體利益。

(b) 每月租金之基準

(i) 訂立租金安排之原因

租賃物業之月租經商業及公平交易原則磋商後釐定，按照該月內租賃物業之賭場賭桌之總收益之一個協定百分比計算。吾等與估值師商談後，明白到商業物業租金收入一般包含一個固定租金額，另加按租戶業務而定之可變金額部分，是普遍之市場慣例。此項租金安排之好處是能從租戶業務增長中獲益，藉此提高租金之潛在回報。董事對澳門博彩業於未來幾年前景看好，並認為全部月租相等於賭場總收益之一部份，對　貴公司有利，因為能從賭場業務之潛在增長中獲最多利益，且能涉足博彩業務，但毋須實際調配資源投放於博彩業務之日常運作內，惟月租須計入物業管理、賭場市場推廣及公用服務收費／費用。

(ii) 澳門經濟之概覽

吾等已探討澳門之整體經濟，注意到博彩業多年來是澳門經濟之支柱。澳門是中國區內唯一可擁有經營賭場權之城市。根據澳門財政局，截至二零

零四年十月三十日止十個月，來自博彩業之直接稅收達11,700,000,000澳門元，為澳門政府貢獻總收益約75%。

於二零零二年二月，澳門政府批出三項博彩專營權予澳博、永利渡假村(澳門)股份有限公司及銀河娛樂場股份有限公司，結束博彩業四十年來之壟斷局面。儘管由於(i)現有經營者(澳博與銀河娛樂場股份有限公司，銀河娛樂場股份有限公司與威尼斯人澳門股份有限公司簽訂了分特許合約)建設之新賭場設施；及(ii)新經營者永利渡假村(澳門)股份有限公司，現正興建一個渡假及賭場發展項目，並預期於二零零五年開業，澳門賭場業務競爭將會加劇，然而，引入更多嶄新及經改良的博彩設施，以及其他娛樂場所，令澳門成為「亞洲拉斯維加斯」，可吸引更多旅客到澳門參與消閒及娛樂活動。

根據澳門政府統計暨普查局，截至二零零四年九月三十日止九個月之旅客人數由約8,400,000人次增加45.3%至約12,200,000人次。吾等留意到，截至二零零四年九月三十日止九個月，12,200,000名訪澳旅客有過半數是來自中國，部分是由於「個人遊計劃」分別於本年度五月及七月擴展至包括廣東及浙江省，以致旅客人數上升。多款博彩、娛樂及消閒設施令吸引力提升，加上中國旅客人數增加，因此，吾等認同董事之意見，認為澳門博彩業於未來定會蓬勃發展。

(iii) 租賃物業租金收入之分析

租賃物業將位於樓面面積不少於2,700,000平方呎之綜合建築物業，面積約20,000平方米，將於毗鄰南灣澳門塔的地盤興建。吾等據董事所悉，在澳門缺乏與綜合建築物業規模相約之大型綜合物業發展，作為出租租賃物業的直接可比較交易。

鑒於在澳門缺乏與綜合建築物業規模相約的大型物業發展項目，以及欠缺澳門房地產可公開查閱的市場資訊及表現指數，供直接比較之用，故吾等已物色位於租賃物業北面之傳統中央商業區(「**中央商業區**」)零售店舖，作為比較之代替例子以分析月租。中央商業區用作為替代比較，因為中央商業區結合包括酒店、多層辦公室大廈及住宅綜合物業，故與綜合建築物業相似。吾等於比較租賃物業之租金收入時採用較為保守的態度，使用近期交易之地

舖租金作比較，吾等認為，大廈地舖之每平方米租金通常會較高層的租金收入為高，因為(i)樓面面積比較小，介乎小於100平方米至數百平方米之間；(ii)業權分散，且他們不能享有作為租賃多達20,000平方米的大租戶所享有之租金折扣優惠；及(iii)由於地點較方便，故人流更為暢旺。

根據吾等與具有評估澳門物業經驗之該等估值師的討論，吾等理解到，近期交易之中央商業區地舖之平均月租介乎每平方米650澳門元至1,200澳門元，視乎商店的地點及大小而定。假設(i)租賃物業出租予中央商業區之零售店；及(ii)採納中央商業區地舖之最昂貴租金範圍，租賃物業可能獲得之每年租金收入約為288,000,000澳門元[1]（1,200澳門元 x 20,000平方米x12個月）。吾等把此替代潛在租金收入與擬訂租賃安排比較。假如吾等將上述估計潛在租金收入轉變為每張賭桌平均每月總收益（「**賭桌平均收益**」），根據首六十張賭桌之總收益攤分比例40%，以及餘下120張賭桌之總收益攤分比例30%計，每張賭桌代表每月約400,000澳門元[1]。

吾等接著將賭桌平均收益與於二零零四年五月開業並由Las Vegas Sands, Inc.於澳門經營之Sands Macau Casino之經營業績比較。資料源自向美國證券及交易所監察委員會（「**美國證監會**」）就有關Las Vegas Sands, Inc.之母公司Las Vegas Sands Corp之公開記錄進行查冊而正式取得之檔案。位於澳門之其他賭場乃由私人公司經營，並無可公開查閱之財務資料。

根據Las Vegas Sands, Inc.最近向美國證監會存檔於二零零四年九月三十日之季度業績，基於Sands Macau Casino於二零零四年九月三十日有319張賭桌計，由二零零四年五月成立至二零零四年九月三十日止136日期間，Sands Macau Casino之淨收益約為226,000,000美元（按滙率1美元兑8.0061澳門元計，相等於約1,809,000,000澳門元），顯示賭桌平均收益約為每月156,000美元（相等於約1,300,000澳門元）。因此，可合理預期，租賃物業之租金將不會遜於來自一名零售店舖租戶之租金。即使租賃物業之月租並無包含一個固定租金部分，由於自Sands Macau Casino之賭桌平均收益每月約1,300,000澳門元，

[1] 288,000,000澳門元＝賭桌平均收益×（60張賭桌×40%＋120張賭桌×30%）×12個月。因此，賭桌平均收益相等於400,000澳門元

遠高於參考中央商業區零售地舖之租金得出之估計賭桌平均收益每月400,000澳門元，吾等認為，月租相等於賭場總收益一部份為有利，乃因可從其業務之潛在增長中獲益。

由於下述原因，故難以估計賭場內賭桌可能賺取之盈利：(i)私人公司經營之賭場並無有關來自賭場賭桌盈利可公開查閱之資料；(ii)賭場將只會於綜合建築物業於二零零七年或前後落成後經營；及(iii)並無精確及準確方法預測賭場可能賺取之總收益。然而，鑒於澳博(i)自授出博彩專營權以來，為三家博彩經營商中首家經營博彩業務之經營商；(ii)目前於澳門半島及氹仔有數家賭場；及(iii)於澳門經營博彩業之豐富經驗及專業知識，董事相信，澳博經營賭場之業務增長商機無限，來自租賃物業之租金收入增長潛力同樣可觀。

考慮過(i)澳門博彩業前景向好；(ii)該物業發展項目與賭場將可增加該區人流，締造協同效益；及(iii) Sands Macau Casino之賭桌平均收益為每月約1,300,000澳門元，遠高於參考中央商業區零售地舖之租金得出之估計賭桌平均收益每月400,000澳門元，吾等認為，租賃物業之租金基準為公平及合理，符合　貴公司及股東之整體利益。

(c) *釐定年度上限之基準*

如董事會函件所述，吾等留意到，　貴公司建議將租賃期間內擬租賃安排之年度上限定於1,287,811,500港元。吾等注意到，此年度上限相當於　貴集團截至二零零三年十二月三十一日止年度之經審核綜合收益之25%。　貴公司及董事認為，此擬訂年度上限為公平合理，並符合　貴公司及股東之整體利益。吾等已與董事商討，發覺管理層在對預計賭場收益(可對擬訂租賃安排設定上限)作出任何可靠或具意義之預測方面出現困難，乃由於(i)賭場將只會於綜合建築物業在二零零七年開業時營運；(ii)擬訂租賃安排之租金收入乃根據賭場之預計收益計算，而賭場之收益尚是未知之數；及(iii)並無預測租賃物業之租金收入之精確及準確方法。

吾等認同董事之意見，認為釐定年度上限出現上述困難。然而，經與董事討論後，基於(i)由於計算租金收入方面有不同之可變數值，某些並非於　貴公司控制範圍內，故未能為租賃物業預計租金收入設定準確之年度金額限額；(ii)截至二零零三年及二零零四年六月三十日止六個月，　貴集團「澳門」業務分部分別為　貴集團貢獻收益約11%及15%；(iii)因為對澳門經濟增長前景看好，預測　貴集團來自「澳門」業務分部之收益貢獻將會持續增長；及(iv)年度上限1,287,811,500港元(相當於　貴集團截至二零零三年十二月三十一日止年度之經審核綜合收益之25%)；吾等認為，　貴公司訂定年度上限之方法及年度上限為公平合理，並符合　貴公司及股東之整體利益。誠如董事會函件所載列，倘於租賃期間內達到或超逾年度上限，　貴公司將會提呈獨立股東批准擬訂租賃安排之新訂年度上限。

由於倘已超過或達到擬訂年度上限，獨立股東有機會進一步檢討及批准新訂之年度上限，吾等認為，此安排對　貴公司及股東而言屬公平合理。

(d) 擬訂租賃安排之期間

擬訂租賃安排之租賃期間由綜合建築物業暫訂於二零零七年開始經營業務起至澳博專營權於二零二零年三月三十一日屆滿止。雖然租賃期間超逾上市規則第14A.35(1)條規定之三年期間，吾等於下文載列吾等認為擬訂租賃安排需要較長期間之原因，以及確認訂立此類合約之期限符合一般商業慣例。

鑑於缺乏有關賭場之租約年期之可供查閱資料(下述討論之已公佈資料除外)，吾等已與具有澳門物業估值經驗之估值師商討有關擬訂租賃安排之年期。吾等明白到，估值師知悉一家澳門賭場之現行租賃安排年期為十年。吾等亦與董事商討，並留意到位於澳門一家著名酒店面積較少之另一家賭場，首個租賃年期超逾三年，而此賭場已經營了十八年。吾等注意到，另外兩家賭場之租賃年期為十六年及十年，並分別位於一家酒店及博彩設施內。吾等亦注意到，澳博目前於澳門有多家賭場，大部分位於成立時已建之同一個場地。成功經營之賭場通常不會每隔幾年遷址，而且，從商業角度考慮，乃由於賭場因其在特定物業成立歷史悠久，並已於該等物業建立有關品牌及商譽，故傾向成為當地地標。

此外，吾等從邁特科技集團有限公司、新濠國際發展有限公司及英皇(中國概念)投資有限公司就澳博於澳門多個地點成立賭場而分別於二零零四年十二月十四日、二零零四年十一月二十三日及二零零四年十一月十八日發表之三份公告，吾等據其各自之公告留意到，場地安排期間全部皆由賭場開始經營起至澳博專營權於二零二零年三月三十一日屆滿止之最長期限。

董事認為， 貴公司留著一名長期信譽良好之大租戶，以確保賺取長期租金收入，特別是佔地20,000平方米之租盤，對 貴公司極為有利。考慮因素如下：

(i) 賭場涉及重大固定資金承擔，因此 貴公司接納擬訂租賃安排僅限於三年，於商業角度來説，並不明智；

(ii) 任何業務(包括賭場)一般皆需要時間建立經營運作、聲譽及市場，故三年並不足夠供 貴公司享有於後期業務興旺之年獲得的回報，尤其是賭場的聲譽及市場於早期建立及租金是相等於賭場收益之一部分；

(iii) 鑑於澳門博彩業蓬勃增長，於租賃期間經營賭場，為 貴公司提供機會，可從賭場之最佳增長期獲益；

(iv) 留著一名信譽良好、於博彩業具有豐富經驗之長期租戶，作為穩定之租戶，將加強 貴公司之收益基礎，並為綜合建築物業帶來更多旅客人流，繼而加強綜合建築物業之整體業務，提升綜合建築物業之整體租值；

(v) 有鑑於上文，賭場經營者確保租賃場地，務求於特定地點建立長遠之賭場業務，以及從中建立重要之品牌、商譽及市場之歷史；及

(vi) 澳博為了於澳門經營賭場而訂立之其他可供比較的租賃安排，租賃期由有關賭場開始經營起直至澳博專營權於二零二零年屆滿止之最長期限。

基於上述，吾等認為，有特別情況需要為擬訂租賃安排訂立超逾三年之期間。此外，吾等確認，博彩業訂立此類合約之長期期限性質，乃符合一般商業慣例，並且，以租賃期間訂立擬訂租賃安排，乃符合 貴公司及股東之整體利益。

考慮過上述因素，整體而言，吾等認為擬訂租賃安排之租賃期間為公平合理，並符合 貴公司及股東之整體利益。

C. 持續關連交易

於評估澳娛交易及其各自之年度金額上限是否於一般及日常業務範圍內，按正常商業條款，為公平合理，符合 貴公司及股東之整體利益時，吾等曾考慮以下主要因素：

1. 訂立澳娛代理協議修訂書之原因及好處

貴公司為一間投資控股公司，其附屬公司主要從事三項核心業務，包括船務、地產發展及酒店及消閒業務。船務業務之營業額及經營溢利約為739,000,000港元及約96,000,000港元，相當於 貴集團截至二零零四年六月三十日止六個月之營業額及經營溢利約33.0%及21.1%。 貴集團之船務部門信德中旅集團為往返香港、澳門及珠江三角洲其他目的地之客輪服務之主要經營商。

自一九九九年六月三日起，澳娛獲信德中旅委任為於澳門碼頭之獨家船票銷售代理，以及作為於澳門其他地方直接經營之售票處銷售船票之非獨家代理。澳娛代理協議下之澳娛銷售代理安排及澳娛船票購買安排可獲得豁免，而豁免將於二零零四年十二月三十一日屆滿。澳娛代理協議(經澳娛代理協議修訂書所修訂)自二零零五年一月一日起生效，初步有效期為36個月，可另再續協議36個月。

如董事會函件所述，澳娛一直是信德中旅集團旗下之最大購票代理。根據澳娛銷售代理安排繼續委聘澳娛作為購票代理，讓信德中旅能夠以有效率及具成本效益之方式分銷船票，尤其是澳娛為澳門碼頭之獨家代理，使其毋須獨立經營票務辦事處或船票售賣處。根據澳娛船票購買安排，澳娛本身亦會向信德中旅購買船票供其酒店及宣傳活動之用，並為信德中旅之最大客戶。現時，信德中旅分別向第三方代理支付佣金及給予大批購買船票之客戶折扣。

基於上述，吾等認同董事之意見，認為 貴公司繼續進行澳娛交易，以維持與澳娛合作之營運效率，實屬合理。

2. 澳娛交易之條款

(i) 澳娛銷售代理安排

信德中旅將繼續向澳娛支付佣金，以澳娛作為代理所產生之總售票收入淨額(減去信德中旅同意作出之任何折扣及優惠，以及就此向任何政府或客輪經營者支付之任何費用、徵費及稅項)之5%計算。

董事確認，佣金乃於正常業務過程中按公平交易原則磋商釐定，並符合市場慣例。根據吾等曾審閱 貴公司提供有關現行向獨立於信德中旅集團之其他船票代理支付之佣金率之資料，授予澳娛之佣金率乃於目前向其他船票代理支付之佣金率範圍以內，並屬公平合理。於截至二零零三年十二月三十一日止三個年度，向澳娛作為代理支付之佣金金額分別約為16,200,000港元、15,800,000港元及12,000,000港元。鑑於向澳娛支付之5%佣金率介乎向其他獨立船票代理提供之佣金率之範圍內，吾等認為，澳娛銷售代理安排之條款為公平合理，並符合 貴公司及股東之整體利益。

(ii) 澳娛船票購買安排

根據澳娛船票購買安排，信德中旅將就澳娛為其本身購買船票，向澳娛授出最多達船票價格12%之折扣(或雙方可能協定之較低百分比)。

董事確認，澳娛船票購買乃按正常商業條款，於正常商業範圍內根據通行之市價訂立。截至二零零三年十二月三十一日止三個年度，向澳娛提供之折扣分別約為43,100,000港元、27,200,000港元及20,100,000港元。根據 貴公司提供之資料，授予大量購買船票而獨立於信德中旅之買家之折扣，乃依據：(i)與信德中旅之商業關係；(ii)需求之穩定性；及(iii)購買船票之數量得出。由於最高達12%之折扣率，乃於授予其他獨立於信德中旅之大額買家之折扣範圍以內，吾等認為，澳娛船票購買安排之條款為公平合理，並符合 貴公司及股東之整體利益。

3. 釐定年度上限之基準

於評估 貴公司擬訂之澳娛交易年度上限是否公平合理時，吾等已審閱 貴公司截至二零零三年十二月三十一日止三個年度及截至二零零四年九月三十日止首九個月實際未經審核關於以下各項之預測及歷史金額：(i)向澳娛支付之佣金金額；(ii)向澳娛

出售之船票金額；及(iii)授予澳娛之折扣金額。吾等已審閱董事對船票銷售量預計增長之評估所作出之假設，以及與董事商討後，吾等明白，年度上限乃經考慮以下因素而釐定：

(i) 截至二零零三年十二月三十一日止三個年度向澳娛(作為信德中旅之代理)實際支付之佣金金額，以及截至二零零四年九月三十日頭九個月向澳娛實際支付未經審核之佣金；

(ii) 截至二零零三年十二月三十一日止三個年度向澳娛為其本身實際出售之船票金額，以及截至二零零四年九月三十日頭九個月向澳娛實際出售船票之未經審核金額；

(iii) 截至二零零三年十二月三十一日止三個年度授予澳娛之實際折扣金額，以及截至二零零四年九月三十日頭九個月向澳娛實際出售船票之未經審核金額；及

(iv) 有鑑於澳門之業務預計增長及發展，於未來三年，澳娛作為代理賺取之船票銷售淨額之估計增長、澳娛船票購買及折扣之估計增長。

截至二零零三年十二月三十一日止三個年度，向澳娛作為代理支付之佣金約為16,200,000港元、15,800,000港元及12,000,000港元。吾等知悉，截至二零零五年、二零零六年及二零零七年十二月三十一日止三個財政年度之建議新訂之年度上限，分別不得超過17,000,000港元、20,000,000港元及22,000,000港元。

截至二零零三年十二月三十一日止三個年度，澳娛船票購買金額約為359,000,000港元、344,100,000港元及401,500,000港元。吾等知悉，截至二零零五年、二零零六年及二零零七年十二月三十一日止三個財政年度之建議新訂之年度上限，分別不得超過511,000,000港元、526,000,000港元及542,000,000港元。

截至二零零三年十二月三十一日止三個年度，授予澳娛之折扣金額約為43,100,000港元、27,200,000港元及20,100,000港元。吾等知悉，截至二零零五年、二零零六年及二零零七年十二月三十一日止三個財政年度之建議新訂之年度上限分別不得超過26,000,000港元、27,000,000港元及28,000,000港元。

吾等注意到，於二零零五年支付的佣金及授予澳娛之折扣之預測金額較二零零三年激增，部分是由於沙士對旅遊業及抵澳旅客之不利影響。然而，經審閱截至二零零四年九月三十日止九個月已付佣金、已售船票及已授予澳娛之折扣之實際未經審核金額，吾等知悉，各項於二零零五年之預計增長實屬合理。

吾等亦已審閱澳門政府統計暨普查局刊發之過往旅客人次統計，並留意到截至二零零四年九月三十日止九個月之旅客人次總數，由約8,400,000人次按年急升約45.3%至12,200,000人次。有鑑於(i)截至二零零四年九月三十日止九個月旅客人次大幅上升；(ii)根據澳門政府統計暨普查局統計資料顯示，進一步實施個人遊計劃對澳門旅遊業帶來正面影響，截至二零零四年九月三十日止九個月，中國旅客佔旅客總數約57%，而截至二零零三年九月三十日止九個月，來自中國之旅客佔旅客總數約45%；(iii)由於實施CEPA及泛珠三角區域合作框架協定，預期商務旅客及其往返次數將會增長；及(iv)來自該地區之旅客數目增長，包括前往澳門及香港之旅客(預期香港迪士尼樂園將於二零零五年底開幕)猶為明顯，吾等認為，　貴公司估計於二零零六年及二零零七年之預計增長預測屬公平合理。

基於(i)個人遊計劃進一步實施，預測來自中國之旅客將會增加，以致船票銷售收益之預計增長；(ii)澳門旅遊點增多，將會吸引更多來自其他地區之遊人及旅客到澳門旅遊；及(iii)根據截至二零零三年十二月三十一日止三個年度，過往向澳娛支付之佣金金額、售出之船票及授出之折扣額及截至二零零四年九月三十日止首九個月之實際未經審核數字，吾等認為，年度上限對獨立股東而言屬公平合理。

整體推薦建議

經考慮上文所述之主要原因後，吾等認為，(i)收購事項；(ii)擬訂租賃安排和年度上限；及(iii)澳娛交易和年度上限為於　貴公司一般及日常業務範圍內進行，為正常商業條款，為公平合理，並符合　貴公司及股東之整體利益。因此，吾等建議獨立董事委員會，建議獨立股東投票贊成將於股東特別大會上提呈之決議案，以批准(i)收購事項(包括配發和發行代價股份)；(ii)擬訂租賃安排和年度上限；及(iii)澳娛交易和年度上限。

此致

獨立董事委員會及列位獨立股東　台照

代表

德國商業銀行香港分行

亞太區企業融資總裁	企業融資(併購業務)主管
符致京	**何婉儀**

謹啟

二零零四年十二月十七日

下文為獨立物業估值師卓德測計師行有限公司對該物業於二零零四年十一月二日之估值所發出之函件及估值證書，以供載入本通函內。


Chesterton
PETTY
卓德

國際物業顧問

卓德測計師行有限公司
香港
中環
添美道1號
中信大廈16樓

電話 2840 1177
傳真 2840 0600

敬啟者：

澳門南灣D區D2、D3、D4及D5號地段之土地發展權

茲遵照　閣下給予本行之指示，對信德集團有限公司(以下稱為「貴公司」)或其附屬公司(以下統稱為「貴集團」)將取得上述物業權益進行估值，本行確認曾進行視察，作出有關查詢，並蒐集本行認為必須之進一步資料，以便向　閣下呈述本行對上述物業權益於二零零四年十一月二日之公開市值之意見。

本行之估值乃本行對公開市值之意見。所謂公開市值，就本行所下定義而言，指「物業權益於估值日在下列假定情況下無條件完成出售，預期可以取得之最高現金代價：－

(a) 有自願賣方；

(b) 在估值日之前，有一段合理時間(視乎物業性質及市道)可適當地在市場推銷該項權益、議定價格及條款並完成出售；

(c) 如預定交換合約之日期早於估值日，則物業之市況、價格水平及其他情況與估值日相同；

(d) 不考慮具有特殊興趣買家之任何追加出價；及

(e) 交易雙方均在知情、審慎及自願之情況下進行交易。」

本行之估值假設業主將物業權益在公開市場求售，而無憑藉遞延條款合約、售後租回、合資經營、管理協議或任何類似安排，以便抬高物業權益之價值。此外，本行估值並無考慮任何與銷售物業有關或影響出售該等物業權益之選擇權或優先購買權，且假設並無出現任何形式之強制銷售情況。

於本行對該物業權益估值過程中，本行假設該物業權益擁有人有可執行業權，且於所授整段期間內有權自由及不受干預地使用、佔用、出讓或轉讓物業權益。

本行對該物業權益進行估值時，參考市場上可提供之銷售憑證，以及本行對目前市況之知識，假設該物業權益已交吉及隨時可於出售完成時提供。

本行曾獲提供有關土地公司(將持有該物業土地發展權)出售股份之買賣協議副本，惟並無查閱文件正本以核實業權或可能未載於交予吾等之副本中之其後任何修訂。在估值過程中，本行在相當程度上依賴指示方所提供之資料，並接納獲提供有關規劃審批或法定通告、地役權、年期、佔用詳情、發展建議、地盤及樓面面積及其他有關事項之資料之意見。估值證書內所載之尺寸、量度及面積乃依據提供予吾等之文件所載資料列示，故僅為約數。吾等無理由懷疑由指示方提供予本行之資料(對估值甚為重要)之真確性及準確程度。吾等亦獲指示方告知，所提供之資料並無遺漏任何重大事實。

本行曾視察所估值之該物業。本行並無進行現場調查，以決定土地狀況及設施等對任何未來發展之適合程度。本行所編製之估值乃假設所有這些方面均為令人滿意，而且於建築期間並無產生特殊開支或工程延誤。此外，本行並無進行實地量度，以核實該物業權益之地盤面積是否正確，並假設交予本行之文件所載之面積乃為正確。

本行之報告並無考慮該物業權益所附帶之任何抵押、按揭或債項或出售成交時可能須承擔之任何開支或税項。除另有説明者外，吾等假設全部物業權益概無附帶可影響其價值之繁重債權負擔、限制或支銷。

隨函附奉本行之估值證書。

此致

香港
干諾道中二百號
信德中心
西座三十九字
信德集團有限公司
列位董事　台照

代表
卓德測計師行有限公司
執行董事
陳超國
MSc、FRICS、FHKIS、MCIArb、RPS (GP)
謹啟

二零零四年十二月十七日

附註：特許產業測量師陳超國先生MSc、FRICS、FHKIS、MCIArb、RPS (GP)自一九八七年六月起擔任卓德測計師行有限公司的合資格估值師，彼在評估香港物業方面擁有約二十年經驗，同時在評估澳門物業方面亦擁有約十五年經驗。

估值證書

物業	概況及年期	佔用詳情	於二零零四年十一月二日現況下之公開市值
澳門南灣D區D2、D3、D4及D5地段之土地發展權	有關土地位於澳門南灣海旁一幅大型橢圓型平地上四塊相連土地。總地盤面積約39,800平方米(428,410平方呎)。 有關土地發展權為發展一個綜合發展區，包含酒店、住宅大廈、辦公室大樓及商業物業連同多種附設娛樂／停車場設施。於落成時，視乎市況而定，發展項目將提供以下總樓面面積：—	該物業目前空置。	1,620,000,000港元

用途	總樓面面積	
	平方米	平方呎
酒店	46,451.13	500,000
辦公室	46,451.13	500,000
零售	46,451.13	500,000
住宅	111,482.72	1,200,000
總計	250,836.11	2,700,000

有關土地之批地文件仍未發出，但將會根據澳門之普遍做法，於遞交發展規劃後編製。假設批地年期為一般的25年，年期可續期十年，直至二零四九年十二月十九日為止。

附註：

(1) 有關土地發展權之應得權益於收購事項完成時以土地公司為受益人。

(2) 於編製吾等之估值時，吾等假設澳門政府將藉著發出新租約／修改現有租約批准建議發展，而收購有關地段作建議發展之土地補償(如有)已全數支付。

責任聲明

本通函乃遵照上市規則而提供有關本公司之資料。董事對本通函所載之資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及確信，並無遺漏任何其他事實會使本通函所載任何內容產生誤導。

本公司之股本

法定及已發行股本

於最後實際可行日期，本公司於收購事項完成之前及之後之法定及已發行股本如下：

法定股本		港元
4,000,000,000股	股份	1,000,000,000.00
已發行、繳足或入賬列為繳足股本		
2,080,026,240股	於最後實際可行日期之已發行股份	520,006,560.00
148,883,374股	收購事項完成後將予發行之新股份	37,220,843.50
2,228,909,614股	股份(附註)	557,227,403.50

所有已發行股份在所有方面均享有同等權利，包括股息、投票權及於股本之權益。

附註：假設於收購事項完成前並無尚未行使之購股權獲行使或已發行任何新股份。

權益披露

於最後實際可行日期，本公司董事及最高行政人員於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有下列之權益及淡倉，須根據證券及期貨條例第XV部第7及8分部知會本公司及聯交所(包括根據證券及期貨條例有關條文被

當作或視為擁有之權益及淡倉），或須根據證券及期貨條例第352條規定列入該條例所述之登記冊，或須根據《上市公司董事進行證券交易的標準守則》之規定知會本公司及聯交所：

(a) **董事於本公司股份及相關股份之權益**

		個人權益		公司權益	
董事姓名	附註	股份數目	佔已發行股份之概約百分比	股份數目	佔已發行股份之概約百分比
何鴻燊博士	(i)	248,249,527	11.93%	36,285,523	1.74%
羅保爵士		–	–	–	–
關超然先生		–	–	–	–
何厚鏘先生		–	–	–	–
拿督鄭裕彤博士		–	–	–	–
莫何婉穎女士		323,627	0.02%	–	–
何超瓊女士	(ii)	45,745,344	2.20%	97,820,707	4.70%
何超鳳女士	(iii)	44,959,551	2.16%	97,820,707	4.70%
蘇樹輝博士	(iv)	30,563,990	1.47%	–	–
裲永明先生	(v)	10,141,370	0.49%	5,994,849	0.29%
謝天賜先生	(vi)	12,403,870	0.60%	–	–
陳偉能先生	(vii)	16,610,120	0.80%	–	–
何超蕸女士	(viii)	21,788,175	1.05%	23,066,918	1.11%
岑康權先生	(ix)	5,000,000	0.24%	–	–

附註：

(i) 何鴻燊博士之個人權益代表246,662,227股股份及獲授本公司購股權之1,587,300股相關股份之權益，詳情載於(d)「購股權」一節。何鴻燊博士之公司權益代表Sharikat Investments Limited (SIL)持有之11,446,536股股份及Dareset Limited (DL)持有之24,838,987股股份。SIL及DL為何鴻燊博士全資擁有。

(ii) 何超瓊女士之個人權益代表15,152,821股股份及獲授本公司購股權之30,592,523股相關股份之權益，詳情載於(d)「購股權」一節。何超瓊女士之公司權益代表Beeston Profits Limited (BPL)持有之97,820,707股股份。BPL為何超瓊女士全資擁有。

(iii) 何超鳳女士之個人權益代表14,367,028股股份及獲授本公司購股權之30,592,523股相關股份之權益，詳情載於(d)「購股權」一節。何超鳳女士之公司權益代表St. Lukes Investments Limited (LIL)持有之97,820,707股股份。LIL為何超鳳女士全資擁有。

(iv) 蘇樹輝博士之個人權益代表10,406,250股股份及獲授本公司購股權之20,157,740股相關股份之權益，詳情載於(d)「購股權」一節。

(v) 禤永明先生之個人權益代表62,500股股份及獲授本公司購股權之10,078,870股相關股份之權益，詳情載於(d)「購股權」一節。禤永明先生之公司權益代表Enhance Gain Investments Limited (EGIL)持有之5,994,849股股份。EGIL為禤永明先生為全資擁有。

(vi) 謝天賜先生之個人權益代表2,325,000股股份及獲授本公司購股權之10,078,870股相關股份之權益，詳情載於(d)「購股權」一節。

(vii) 陳偉能先生之個人權益代表6,531,250股股份及獲授本公司購股權之10,078,870股相關股份之權益，詳情載於(d)「購股權」一節。

(viii) 何超蕸女士之個人權益代表1,630,435股股份及獲授本公司購股權之20,157,740股相關股份之權益，詳情載於(d)「購股權」一節。何超蕸女士之公司權益代表LionKing Offshore Limited (LOL)持有之23,066,918股股份。LOL為何超蕸女士全資擁有。

(ix) 岑康權先生之個人權益代表獲授本公司購股權之5,000,000股相關股份之權益，詳情載於(d)「購股權」一節。

(b) 董事於附屬公司之權益

董事姓名	附屬公司名稱	公司權益	權益百分比
何鴻燊博士	信德文化廣場有限公司	普通股4股	40.00%

附註：何超瓊女士、何超鳳女士、蘇樹輝博士、禤永明先生、謝天賜先生及何超蕸女士受本公司或其附屬公司委託持有附屬公司之若干代名人股份。

(c) 董事於聯營公司之權益

何鴻燊博士擁有南耀有限公司普通股1股(即10%權益)作為其個人權益。

以上(a)段至(c)段所披露之權益皆代表本公司之股份或相關股份或相聯法團股份(視情況而定)之好倉。

(d) 購股權

承授人	授出日期	行使期／有效期	每股股份之行使價	最後實際可行日期之購股權數目
何鴻燊博士	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	1,587,300
何超瓊女士	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.15港元	10,434,783
	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	20,157,740
何超鳳女士	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.15港元	10,434,783
	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	20,157,740
蘇樹輝博士	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	20,157,740
禤永明先生	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	10,078,870
謝天賜先生	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	10,078,870
陳偉能先生	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	10,078,870
何超蕸女士	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	20,157,740
岑康權先生	二零零四年九月二十二日	二零零四年九月二十二日至二零一四年九月二十一日	4.20港元	5,000,000

除上文所披露者外，於最後實際可行日期，概無本公司董事或最高行政人員於本公司或其任何相聯法團(定義見《證券及期貨條例》第XV部)之股份、相關股份及債券中擁有任何權益或淡倉，須根據《證券及期貨條例》第XV部第7及8分部知會本公司及聯交所(包括根據《證券及期貨條例》有關條文被當作或視為擁有之權益及淡倉)，或須根據《證券及期貨條例》第352條規定列入該條例所述之登記冊，或須根據《上市公司董事進行證券交易的標準守則》之規定知會本公司及聯交所。

(e) **主要股東**

於最後實際可行日期，據董事所知，下列人士(並非本公司董事或最高行政人員)於本公司之股份或相關股份中擁有權益或淡倉，而須根據《證券及期貨條例》第XV部第2及3分部向本公司披露：

主要股東名稱	股份數目	佔已發行股本之概約百分比
信德船務有限公司(信德船務)及其附屬公司	308,057,215	14.81%
澳娛及其附屬公司	263,667,107	12.68%

附註：

(i) 何鴻燊博士、拿督鄭裕彤博士、莫何婉穎女士、何超瓊女士及何超鳳女士實益擁有信德船務之權益，而何鴻燊博士、拿督鄭裕彤博士、何超瓊女士及何超鳳女士為信德船務之董事。

(ii) 何鴻燊博士、拿督鄭裕彤博士、莫何婉穎女士及何超瓊女士實益擁有澳娛之權益，並為澳娛之董事，而岑康權先生擁有澳娛之實益權益。

(iii) 以上所有披露之權益皆代表本公司股份之好倉。

本集團其他成員公司之權益

於最後實際可行日期，據董事所知，以下主要股東(並非本公司董事或最高行政人員)持有一個類別股本面值10%或以上權益，附有權利可於任何情況下於本集團任何其他成員公司之股東大會上投票：

主要股東名稱	本公司附屬公司名稱	普通股數目	佔已發行股本之百分比
澳娛	Interdragon Limited	4,000	40.00%
澳娛	信德娛樂服務股份有限公司	2,000	20.00%

除上文所披露者外，本公司董事及最高行政人員不知悉有任何人士，於最後實際可行日期擁有本公司之任何股份或相關股份權益或淡倉，須根據《證券及期貨條例》第XV部第2及3分部向本公司披露，或有任何主要股東直接或間接持有任何類別股本面值10%或以上權益(或有關股本之任何購股權)，附有權利可於任何情況下於本集團任何其他成員公司之股東大會上投票。

訴訟

於最後實際可行日期，本公司或其任何附屬公司概無涉及任何重大訴訟或索償，及據董事所知，本公司或其任何附屬公司亦無尚未了結或面臨威脅之重大訴訟或索償。

董事於競爭業務之權益

以下董事被視為於下列與本集團業務直接或間接競爭或可能構成競爭之業務中擁有權益：

何鴻燊博士為新濠國際發展有限公司、信德中心有限公司(信德中心公司)及澳娛之董事，並擁有該等公司之實益權益。此等公司參與地產投資、發展及／或酒店消閒業務。莫何婉穎女士及何超瓊女士為澳娛之董事及股東，岑康權先生為澳娛之股東。

拿督鄭裕彤博士為新世界發展有限公司、周大福企業有限公司、香港仔飲食企業有限公司、信德中心公司及澳娛之董事，及／或擁有該等公司之實益權益。此等公司參與地產投資、發展渡輪服務及／或酒店消閒業務。

何超瓊女士、何超鳳女士、謝天賜先生及何超蕸女士為信德中心公司之董事。此公司亦參與地產投資。

董事會乃獨立於該等公司之董事會，故本集團有能力獨立地按公平基準進行其業務。

除以上所披露者外，於最後實際可行日期，概無董事或彼等各自之聯繫人於與本集團業務競爭或可能構成競爭之任何公司或業務中擁有權益。

董事於合約或安排之權益

根據持續安排，本集團為其澳門船務業務向澳娛集團購入燃料，亦為船舶下載燃料。燃料價格按新加坡現貨價另加按燃料量計算之少量手續費而釐定。本集團就為澳娛集團下載燃料提供之技術服務，依據員工於監察活動所用時間為基準從澳娛集團收取付還費用。截至二零零四年六月三十日止六個月，根據此安排向澳娛支付之未經審核款項淨額為約55,000,000港元。

除本通函所披露者外，於最後實際可行日期，概無董事在於本通函刊發日期仍然存續與本集團整體業務有重大關係之任何合約或安排中擁有重大權益。

專業資格

本通函內曾給予意見或建議之專業機構之資格如下：

名稱	資格
德國商業銀行香港分行	根據《香港法例》第155章《銀行業條例》之持牌銀行
卓德測計師行有限公司	特許測量師及獨立估值師

同意書

(a) 於最後實際可行日期，德國商業銀行及卓德測計師行有限公司各自已確認，其於本公司或其任何附屬公司或本公司之相聯法團之任何證券並無擁有權益，或可認購或提名他人認購本公司或其任何附屬公司或本公司之相聯法團之任何證券之權利(不論可否依法強制執行)或購股權。

(b) 於最後實際可行日期，德國商業銀行及卓德測計師行有限公司各自已確認，彼等並無直接或間接於本集團任何成員公司自二零零三年十二月三十一日(即本集團編製最近期公佈經審核賬目之結算日期)起，所收購、出售或租賃，或建議收購、出售或租賃之任何資產中擁有權益。

(c) 德國商業銀行及卓德測計師行有限公司已就本通函之刊發各自發出同意書，同意按通函所示形式及涵義，轉載其函件、報告或證書或意見概要(視情況而定)及引述其名稱，且迄今並無撤回同意書。

(d) 德國商業銀行之函件及建議於本通函刊發日期發出以載入本通函。

(e) 卓德測計師行有限公司於本通函刊發日期(根據於二零零四年十一月二日作出之估值)而發出之估值報告，以供載入本通函內。

重大不利變動

於最後實際可行日期，董事並不知悉，自二零零三年十二月三十一日(即本集團編製最近期公佈經審核賬目之結算日期)起，本集團之財務或經營狀況有任何重大不利變動。

股東要求進行票選之程序

本公司組織章程細則第56條有關股東要求進行票選之程序：

於任何股東大會上，除非(在宣佈舉手表決結果時或以前，或於撤銷任何其他票選要求時)經正式要求票選，否則提呈於大會表決之決議案將以舉手投票方式表決。在《公司條例》之規限下，有關要求票選可由下述任何一方提出：

(a) 大會主席；或

(b) 最少三名親身或其委任受委代表出席並有權投票之股東；或

(c) 任何親身或其委任受委代表出席之股東，合共持有有權出席及於大會上投票之所有股東之總投票權不少於十分一；或

(d) 任何親身或其委任受委代表出席之股東，並持有獲賦予出席及於大會上投票權利之股份繳足之金額合計相等於不少於獲賦予權利之所有股份繳足總額十分一。

除非要求票選並該項要求並無被撤回，主席宣佈一項決議案經舉手投票之方式通過或一致通過或以某一大多數通過或以某一大多數否決或不予通過，為最終決定，並登記於大會會議紀錄，有關結果即為該事實之確證，而毋須提出投票贊成或反對該決議案之數目或比數之證明。

根據上市規則，於股東特別大會上提呈以批准收購事項、擬訂租賃安排和年度上限及澳娛交易和年度上限之普通決議案，須以票選方式投票表決。

一般事項

(a) 董事概無與本集團任何成員公司訂有或擬訂立任何僱用公司在一年內不作賠償(法定賠償除外)情況下不可終止之服務合約。

(b) 除本通函所披露者外，概無董事直接或間接於本集團任何成員公司自二零零三年十二月三十一日(即本集團編製最近期公佈經審核賬目之結算日期)以來所收購、出售或租賃，或建議收購、出售或租賃之任何資產中擁有權益。

(c) 本公司秘書為曾美珠女士。彼為專業會計師及香港會計師公會會員。彼於一九九八年加入本公司，目前擔任本公司集團財務總監。

(d) 本通函備有中文及英文版，通函之中、英文版本如有歧異，概以英文版本為準。

備查文件

下列文件之副本由本通函刊發之日起至股東特別大會及其任何續會日期(包括該日)止之一般辦公時間(星期六、星期日及公眾假期除外)內，在諾頓羅氏律師事務所之辦事處(地址為香港中環康樂廣場1號怡和大廈38樓)可供查閱：

(a) 買賣協議；

(b) 確認函；

(c) 澳娛代理協議修訂書及澳娛代理協議；

(d) 本公司之公司組織章程大綱及細則；

(e) 本集團於截至二零零三年十二月三十一日止兩個財政年度之經審核賬目；

(f) 卓德測計師行有限公司發出之估值報告，全文載於本通函附錄一；

(g) 本附錄「同意書」一段所述之德國商業銀行及卓德測計師行有限公司之同意書；

(h) 獨立董事委員會函件，內容載於本通函內；及

(i) 德國商業銀行之意見書，內容載於本通函內。



信德集團有限公司

（依據公司條例在香港註冊成立之有限公司）

（股份代號：242）

股東特別大會通告

茲通告信德集團有限公司（「本公司」）將於二零零五年一月六日下午三時正假座香港干諾道中二百號信德中心招商局大廈一樓澳門賽馬會會所黃金閣舉行股東特別大會，藉以考慮及酌情以普通決議案形式通過以下決議案：

普通決議案

1. 「**動議**：

根據本公司之全資附屬公司拔萃有限公司（「**拔萃**」）、本公司、Sai Wu Investimento Limitada（「**Sai Wu**」）及何鴻燊博士於二零零四年十一月十一日訂立之買賣協議（「**買賣協議**」）（一份經大會主席簽署，並註有「A」字樣以資識別之協議副本已提交大會）之條款及在其條件所規限下，批准收購待售股份（按日期為二零零四年十二月十七日寄發予本公司股東之通函（「**通函**」）所定義，本通告為通函之一部分）（「**收購事項**」）。據此，在買賣協議之條款及條件所規限下，拔萃同意購買及Sai Wu同意出讓或促使出讓待售股份，而且，本公司同意擔保拔萃之責任及負債，並配發及發行148,883,374股新股份（每股面值0.25港元）（「**代價股份**」），作為收購事項之部份代價，其詳情載於本通函內。並且，授權董事（或正式授權委員會）採取一切步驟實施，並簽署彼等可能認為需要或恰當之所有文件或契據，以及就有關條款及條件作出認為適當之更改、修改、修訂、豁免、變更或延續；及授權董事行使本公司一切權力，配發及發行代價股份，以履行本公司根據買賣協議預計發行股份之責任。」

2. 「**動議**：

(a) 批准如本通函所定義及所述，根據澳娛代理協議之條款及條件（經澳娛代理協議修訂書修訂）進行澳娛交易（包括但不限於佣金、澳娛船票購買及折扣），連同下文(b)、(c)及(d)段所述之年度上限。並且，授權董事（或正式授權委員會）採取一切步

驟實施，並簽署彼等可能認為需要或恰當之所有文件或契據，以及就澳娛交易之條款及條件作出認為適當之更改、修改、修訂、豁免、變更或延續；

(b) 截至二零零五年、二零零六年及二零零七年十二月三十一日止三個財政年度，信德中旅船務投資有限公司(「**信德中旅**」)應付予澳門旅遊娛樂有限公司(「**澳娛**」)之佣金金額，分別不超過17,000,000港元、20,000,000港元及22,000,000港元；

(c) 截至二零零五年、二零零六年及二零零七年十二月三十一日止三個財政年度，澳娛船票購買之金額，分別不超過511,000,000港元、526,000,000港元及542,000,000港元；

(d) 截至二零零五年、二零零六年及二零零七年十二月三十一日止三個財政年度，信德中旅授予澳娛之折扣金額，分別不超過26,000,000港元、27,000,000港元及28,000,000港元。」

3. 「**動議**：

批准根據確認函(定義載於通函內)之條款及條件下之擬訂租賃安排(據此，待獲得澳門博彩監察協調局發出之批准後，本公司之全資附屬公司高盟(香港)有限公司(「**高盟香港**」)同意向澳門博彩股份有限公司(「**澳博**」)出租租賃物業(定義載於通函內)(「**擬訂租賃安排**」)內約20,000平方米之樓面面積，以經營不少於180張賭桌之賭場，如通函所述，高盟香港與澳博將訂立之擬訂租約(定義載於通函內)之條款及條件將載有澳門之租約普遍訂明之其他條款)，以及年度上限1,287,811,500港元；並且授權董事(或正式授權委員會)採取一切步驟實施，並簽署彼等可能認為需要或恰當之所有文件或契據(包括但不限於擬訂租約)，以及對擬訂租賃安排之條款及條件(包括但不限於確認函)作出彼等酌情決定認為適當之更改、修改、修訂、豁免、變更或延續。」

承董事會命
公司秘書
曾美珠女士

香港，二零零四年十二月十七日

註冊辦事處：
香港
干諾道中二百號
信德中心
西座三十九字
頂樓

附註：

1. 凡有權出席上述大會並於會上投票之本公司股東，均有權委任一名或兩名受委代表代其出席，並於投票時代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經由公證人或授權人士簽署證明之該等授權書或授權文件副本，須於大會或其任何續會指定舉行時間四十八小時前送達本公司註冊辦事處，方為有效。

3. 填妥及交回代表委任表格後，股東仍可出席上述大會或其任何續會，並在會上投票。倘股東可出席大會，並於會上投票，則代表委任表格將被視為已撤回。

4. 倘屬聯名股份持有人，任何一位持有人均可親自或以其受委代表就該等股份於大會上投票，但以較優先一位人士之投票將獲接納，其他聯名持有人之投票則不會受理，就此而言，優先次序按照聯名持有人於股東名冊上之排名先後而定。

5. 本通告之中、英版本如有歧義，概以英文版本為準。

重要文件

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之信德集團有限公司股份全部**售出或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函僅供參考，並不構成收購、購買或認購本公司證券之邀請或要約。


SHUN TAK

信德集團有限公司

（依據公司條例在香港註冊成立之有限公司）

（股份代號：242）

信德集團有限公司之財務顧問



百德能
證券

須予披露及關連交易：
涉及發行新股份之收購事項、
持續關連交易：
擬訂租賃安排
及
澳娛交易

獨立董事委員會及
獨立股東之
獨立財務顧問


COMMERZBANK

德國商業銀行香港分行

董事會函件載於本通函第6至21頁。獨立董事委員會函件載於本通函第22至23頁。德國商業銀行函件載有其向獨立董事委員會及獨立股東提供之意見及推薦建議，全文載於本通函第24至45頁。

股東特別大會謹訂於二零零五年一月六日下午三時正假座香港干諾道中二百號信德中心招商局大廈一樓澳門賽馬會會所黃金閣舉行，大會通告載於本通函第59至61頁。無論　閣下能否出席股東特別大會，務請按照隨附之代表委任表格所印列之指示盡快將表格填妥並交回本公司之註冊辦事處，地址為香港干諾道中二百號信德中心西座三十九字頂樓，並於股東特別大會指定舉行時間四十八小時前交回。　閣下填妥及交回代表委任表格後，仍可親身出席股東特別大會或其任何續會，並於會上投票。

二零零四年十二月十七日